

TaylorMorrison®

Annual Report

2022

The Estates at Covington | Charlotte, NC

TO OUR SHAREHOLDERS,

If there was ever a time where home shoppers experienced a rapidly changing housing market that looked vastly different than how it began—it was the year 2022. Consumers on the precipice of buying their dream home were hit hard with inflation. Many more waited on the sidelines for the whiplash and mortgage rate uncertainty to end. And we empathized with them every step of the way—digging deep to show up with solutions that gave them the peace of mind to buy a home in one of the most volatile markets any of us have ever experienced.

Fortunately, by the end of 2022, buying a home started to become more attainable again. Consumers regained choice in their homebuying journey, and, more slowly, their confidence. While 2022 unfolded differently than we had planned, our teams persevered—delivering record levels of profitability and operational performance, and due to the benefits of our multi-year strategic plan a decade in the making. A plan that included the successful completion of six acquisitions in seven years—an unprecedented feat in our industry—and one that catapulted us from an annual revenue of $2B at our IPO 10 years ago to an annual revenue of $8.2B by the end of 2022.

In 2023 the market is stabilizing, and gone are the days where historically high levels of demand will fuel our industry's success alone. As we look to the next 10 years, the biggest opportunity for market growth lies in deeply understanding today's homebuyers, who are evolving at a rapid pace.

Just as the U.S. has seen the majority of its population growth come from ethnically diverse groups, we, too, have seen a major shift in our share of multicultural homebuyers. Our Asian, Latino and Black customers have increased from less than 40 percent of our total homebuyers two years ago to the majority of our buyers—over 60 percent—today. With many Gen Z consumers—the next cohort entering their homebuying years—identifying as two or more ethnicities, the need to deliver products and experiences that serve a wide range of cultural nuances is clear.

Positioning our business to meet the needs of our increasingly diverse consumers—what we refer to as our growth audiences—will be paramount to Taylor Morrison's next 10 years. Fortunately, this isn't new to us. In fact, I liken it to the industry's quest to begin serving active-adult buyers more than 20 years ago, and how that consumer segment is one of the most profitable consumer groups we serve today.

We have a successful track record of staying ahead of the consumer at Taylor Morrison, and we'll continue to do so.

Because intimately knowing and serving our customers touches all aspects of our business—from how we acquire land and procure supplies, to how we market, sell and build our homes—I invite you to read in the pages that follow how our core functions are progressing for our buyers in a meaningful way, and the brand affinity and financial successes to come from staying deeply committed to today's evolving consumer.



2022 Financial Snapshot

$8.2


Billion
Total revenue

| Homes delivered | 12,647 |
| Homes in backlog | 5,954 |



2.4
Sales pace per community



5.9
Years of land supply



Gross margin
- 2020: 16.6%
- 2021: 20.3%
- 2022: 25.2%

Return on equity
- 2020: 7.9%
- 2021: 17.5%
- 2022: 24.4%

OUR CASH FLOW, DELEVERAGING AND SMART CAPITAL ALLOCATION



$1.1B
Operating cash flow generated



$1.6B
Invested in land and development



$710M
Gross debt reduction

$376M
Shares repurchased

$1.8B
Year-end liquidity

Operational Effectiveness

The record results the Taylor Morrison team delivered in 2022 validates the transformational impacts of our six successful integrations and operational strategies that have made us a stronger, more sustainable company with enhanced earnings power and increased optionality for profitable growth in our markets. Now with the benefits of our enhanced scale, we continue our focus on running the business with a higher degree of operational effectiveness in several meaningful ways.

The first of which is rooted in our continued focus to standardize parts of the business that will allow us to operate more efficiently, while still understanding each market's unique, local nuances. As a Fortune 500 builder we have magnificent scale, and with that comes the opportunity to continue building upon our wins in 2022 to simplify repeatable business practices, which will continue generating positive financial returns.

One example of this work is our focus on increased deposits, which greatly benefited the organization in the back-half of 2022 as interest rates climbed and homebuilders experienced a significant uptick in cancellation rates. Combined with our customers' deep emotional attachment that comes with building a home, our focus on securing higher deposits helped us achieve one of the lowest cancellation rates in 2022 compared to our peers.

Another example of this core strength lies in our land strategy. When the market softened, we took early action to reduce our land spend and were already in a highly opportunistic stance given our strong lot position. As an update, the basis of nearly 60 percent of our owned lot supply was negotiated in 2020 or earlier. With 75,000 lots and 5.9 years of total supply—both measures well within our target range—we have the advantage to continue keeping an opportunistic approach to land as markets and pricing find their new normal.

Perfecting a Customer-Centric Culture

Our commitment to cultivating a customer-centric culture has never been stronger, and it starts at the top. Recognizing the importance of greater board diversity, earlier this year we proudly announced the creation of our own **board fellowship program**, which began with the appointment of two extremely talented and racially diverse senior business leaders who will serve as board fellows and gain exposure to Taylor Morrison's board for a one-year term. The program is uniquely designed to provide board experience to highly accomplished business leaders who are historically underrepresented on boards an opportunity that will prepare them for public company board leadership, while bringing diverse experiences and perspectives to Taylor Morrison's board.

To further assist our customer-facing teams better serve our diverse customers, we've invited experts to lead cultural trainings. These robust sessions drill into cultural nuances, body language, naming conventions and educate on the best approach to working with international buyers, which provide our sales, construction and customer service teams the right lens to focus on during the customer journey.

Each morning, our organization participates in a daily Huddle where we underscore the values that make up our culture and share inspiring examples of our team members embodying it. These 15-minute conversations have become a staple to our organization, and last year we added an important manifesto around inclusivity. As an employer, we feel an immense responsibility for fostering a culture that values diversity and where every team member feels respected and a sense of belonging.

To better ensure our internal talent pool mirrors our customers, we're improving diversity in our workplace by leaning into a variety of recruiting resources and tapping into new talent pools. In fact, our newly appointed Director of Diversity, Equity, Inclusion and Belonging (DEIB) also oversees our organization's recruitment strategies—creating more synergies for us to diversify our talent pipeline and build a sustainable workforce across all functions of the business.

Taylor Morrison's longstanding commitment to promoting equitable practices and being a good steward in all aspects of business will be featured in our fifth edition of our **Environmental, Social and Governance (ESG) Report** which we expect to release in May 2023.

66%

increase in women in construction roles since 2021



Avalon at Riverstone | Houston, TX



Expanding Homeownership Through Mortgage Solutions



Following the Federal Reserve's actions to combat inflation with higher rates, would-be buyers faced significantly higher interest costs combined with housing appreciation that pushed many to the sidelines. While our buyers' homes were under construction, they experienced mortgage rate volatility more than ever before. Having our lender partner to provide professional guidance, as well as options to ease the uncertainty, proved impactful for not only our customers, but also our company. Also attributable to our low cancellation rates is our team's relationship with each customer, where we set expectations that limit surprises and provide the solution to best meet the customer's short and long-term goals—ultimately giving them confidence to move forward.

While the marketplace was full of uncertainty amongst consumers, Taylor Morrison Home Funding (TMHF) provided sound guidance and showed customers how they can responsibly secure the right financing to purchase a home. To ease buyers into homeownership, we focused on offering a suite of financing options designed to save money on out-of-pocket expenses. These options included closing costs and mortgage insurance, the ability to reduce their interest cost by providing below-market interest rates, extended lock programs, or temporary interest rate buydowns to ease the customer into their mortgage payments during the first few years of homeownership.

As consumers come to terms with the reality that the low-rate environment is likely not to return for some time, we are applying innovative ways to help customers benefit from buying in today's market. Our ability to use finance as a sales tool allows us to uniquely leverage incentive dollars to roll back interest rates and provide valuable benefits to ensure our customers can comfortably afford quality and choose Taylor Morrison.

As we look toward the opportunity to serve future families, we recognize the impact of our country's changing demographics. As multi-cultural population changes will influence where and what we build, we are focused on learning and responding to the needs of these communities. For example, it's expected that 70 percent of housing gains will come from the Latino community over the next 20 years. This population is the youngest demographic, with many just entering their homebuying years. Financing is an opportunity to expand homeownership, and our ability to significantly contribute will be driven by our knowledge and passion for prudently expanding lending opportunities to the underserved.

Designing for Diversity

We have been on a multi-year journey to significantly reduce our offerings into a more concise library, with the right plans for our consumers. Our product designers are carefully considering the needs of our consumers and have completed an extensive analysis of our floor plans that has led to a 50 percent reduction in options, prioritizing quality over quantity. Offering better, more repeatable floor plans has allowed us to improve our procurement processes, control cost, and has increased our overall option margin profile of the company by approximately 350 bps, with some divisions improving as much as two times that amount.

As our consumer base becomes increasingly more diverse, our Product Design team is keenly focused on designing homes that also reflect the functional and aesthetic preferences of our growth audiences.

For example, analyzing floor plans with a heavy eye for diverse design practices like Vastu, a traditional Indian system of architecture. Diverse design principles that we've begun incorporating into our floor plans include elements like offsetting the alignment of the front and back doors, avoiding stair placements in the middle of homes, and offering front door placements that do not face the street.

I'm pleased to share that 200 of our newest floor plans have been designed with diverse design principles in mind, accounting for 20 percent of all plans. The Product Design team will continue to pay incredible focus to this in the years to come as we phase out retired floor plans with newer, carefully curated selections.

When it comes to the interior design of a home, we're increasing pricing transparency through our Canvas program. Buyers can choose from a variety of interior collections hand-selected by our team of expert designers, and the collections are fully transparent in terms of cost, creating increased accessibility for the financially conscious consumer. When customers choose a Canvas collection, construction can begin as many as 50 days sooner than the traditional design studio experience while yielding a higher margin percentage for our business.

We're also catering to growing audiences by expanding our model home 'personas'—the fictional buyers we design our models around—to include an even more diverse mix of families, with design options that are more realistic and representative of our customers.

GENERATIONAL BREAKDOWN





Madero | Dallas, TX

CULTURAL BACKGROUND

Year	White/Caucasion	Asian	Latino	Black/African American	Others	N/A
2020	55.5%	16.3%	6.6%	7.9%	1.9%	11.8%
2021	50.2%	21.4%	5.6%	8.9%	1.9%	12.0%
2022	38.8%	28.3%	13.6%	8.1%	2.0%	9.2%

■ White/Caucasion   ■ Asian   ■ Latino   ■ Black/African American   ■ Others   ■ N/A

Building an Inclusive, Innovative Home Shopping Experience

In 2022, Taylor Morrison continued to build upon the suite of online homebuying tools we offer our customers. With many home shoppers desiring additional control of the process and up-front cost transparency, this work has been instrumental in establishing ourselves as a brand that will stand the test of time. While our industry is historically resistant to adapting to more innovative ways of doing business, Taylor Morrison remains steadfast to staying one step ahead of the curve by curating first-of-their-kind online home shopping experiences.

Whether it's ordering groceries to be delivered to your door or purchasing a car with a click of a button, consumers now expect brands to deliver easy-to-use online shopping options. They can't, and won't, turn off these instincts when they go to purchase a home—and we shouldn't expect them to. By following our consumers' lead and mirroring the kinds of shopping experiences they naturally gravitate toward, we are transforming the way consumers shop for new construction homes.

RESERVATIONS THAT CONVERT TO SALES



44%
Reservations - 301
Sales - 132

33%
Reservations - 472
Sales - 158

18%
Reservations - 570
Sales - 105

37%
Reservations - 845
Sales - 316

29%
Reservations - 4,241
Sales - 1,223

16%
Reservations - 3,532
Sales - 562

Mar-Dec 2021   Jan-Dec 2022   Jan-Mar 2023

● **To-be-built homes** (*only available in 20% of communities)
● **Quick move-in homes**

PERCENTAGE OF COMPANY GROSS SALES FROM RESERVATIONS



5%

2021



12%

2022



13%

Q1 2023

BUILD AND DESIGN YOUR NEW HOME ONLINE THEN "ADD TO CART"

Last year, we proudly launched one of our most exciting digital tools yet: the enhanced **Reservation System** for to-be-built homes. This first-to-market, industry-leading technology gives home shoppers the ability to build a new home entirely online—and see it come to life through an interactive visualizer—by selecting their floor plan, lot, the home's exterior design, structural options, interior finishes, and then reserve the configuration online with a small deposit. Beyond making it easier to explore and select home features before making a purchase, the platform provides transparent pricing, educates consumers, and helps them better understand the construction process.

Since delving into the world of digital innovation and automation, we've naturally learned what works, what doesn't work, and what works best. One of our key takeaways has been understanding the importance of complementing virtual tools with the personal touch only found

when working with a real person. Our community sales teams remain invaluable, and will continue to play an essential role in the homebuying process. This formula also allows us to help a broader range of consumers, including shoppers who might not be tech savvy enough to complete the entire homebuying process online, but who desire the autonomy to start the process on their own.

One encouraging discovery we've unearthed since launching digital tools like the Reservation System is the high adoption rate among homebuyers with ethnically diverse backgrounds—in fact, they represent a large majority of users. Beyond providing all consumers with additional control of the homebuying process and meeting their expectations for simplicity and transparency, digitization innately creates a more fair and equitable experience and process for home shoppers—solving for potential language barriers, lack of trust due to past discrimination and a greater desire for privacy.

Taylor Morrison's new search functionality, which launched alongside a redesigned

website homepage earlier this year, offers multiple search filters that far exceed the industry standard of price, location, and number of bedrooms and bathrooms. Consumers are now able to narrow their results and find more exact matches based on what's important to them and how they want to live in their home in as few as two clicks. To create a more inclusive experience, we also included filtering by the cardinal direction the home faces to accommodate religious and cultural preferences.

In recent years, it has become exceedingly important that our business be reflective of our consumers and the ideals and values they hold. Through our marketing and digital innovation efforts, we see great potential to be responsible stewards who help, rather than hinder, in the creation of a more equitable and representative future. We will do this through authentic acts of service, rather than performative statements—and by boldly promising to stand for something greater than ourselves. We're building a better tomorrow, for your family and ours.

OF ALL RESERVATIONS MADE IN 2022

~70%

were made online before the consumer visited the community



2022 WALK-IN TRAFFIC BY INITIAL LEAD SOURCE



Online	46%
Referral	10%
Signage	15%
Broker/Agent	29%

Diversifying our Partnerships



PRESENTED BY

taylor morrison.

This year, Taylor Morrison celebrated our second year as presenting sponsor of the **WM Phoenix Open**. With the Super Bowl LVII taking place nearby, a record-breaking number of visitors—more than one million—attended the WM Phoenix Open, resulting in our ability to collect thousands of new leads for our communities across the county.

During the week-long event, spectators gathered at Taylor Morrison's Fairway House, a 36,000 sq. ft. space open to the public that offered views from the highest point of the course. There, we invited guests to relax in a gorgeous, fully functional kitchen and living room equipped with the latest trends and boasting state-of-the-art wireless charging technology in countertops; experience Taylor Morrison's floor plans come to life through virtual reality; enjoy meet-and-greets with a golf trick shot pro, and more.

Fairway House | Scottsdale, AZ


Banner Health Foundation

Each year, the WM Phoenix Open raises millions of dollars for Arizona charities, and we look forward to helping those charitable contributions grow. For our contribution as presenting sponsor of the tournament, Taylor Morrison is building a 16-home community in Gilbert, AZ, adjacent to Banner MD Anderson Cancer Center as part of their **Home Away from Home** program which provides housing assistance to patients who travel great distances for care. Cancer treatment is complex and emotional, but through our donation, we treasure the opportunity to flex our strengths as a homebuilder to build places of sanctuary for patients and their loved ones while they navigate this challenging time in their lives.

Banner MD Anderson
Cancer Center

Banner Future
Development

Taylor Morrison
Homes

Taylor Morrison Community | Gilbert, AZ

The information is preliminary and subject to change.

Unique Product Offerings



CONVERTING RENTERS BY CHOICE

Taylor Morrison was among the first homebuilders to venture into the Build-to-Rent space nearly four years ago, with a goal of creating a more diverse and aspirational type of product compared to traditional apartments for an under-served consumer segment—renters.

Our commitment to growing our Build-to-Rent business and subset of consumers has been strengthened by unveiling our very own brand, **Yardly**, which is inspired by the private backyard space that our niche housing product offers consumers. These innovative apartment home communities consist of primarily one- to two-bedroom homes ranging from approximately 700- to 1,100 sq. ft.

Last year, we reached an important milestone in the evolution of our Build-to-Rent business with the lease-up and sale of our first community asset in Phoenix.

We're currently sourcing Build-to-Rent land in nearly half of our Taylor Morrison for-sale operating markets, including Phoenix, Dallas, Austin, Houston, Orlando, Tampa, Sarasota, Jacksonville, Charlotte and Raleigh.

Active development is underway in many of those markets.

Currently, we own almost 20 rental projects in six markets, with over 4,000 lots under control, and several dozen under review in our pipeline. With Yardly by Taylor Morrison, we're looking forward to years of growth to help fill a void in the rental market, offering an attractive solution to affordability constraints and creating a vast pipeline of Taylor Morrison renters who can one day convert to Taylor Morrison homebuyers.



Yardly at Ellsworth | Phoenix, AZ



ESPLANADE.

RESORT-STYLE LIVING

A consumer group we continue to sharpen our product offering for is our resort-lifestyle buyers—traditionally thought of in the industry as the active adult or 55+ buyer—who we see breaking conventional stereotypes in every way. They're retiring later and they place a deep emphasis on staying physically active and socially entertained.

That's why we've branded our **Esplanade** communities as resort-lifestyle communities. The exquisite Esplanade lifestyle allows customers to live like they're on vacation, with signature resort-style amenities, dedicated concierge services, curated experiences, the finest culinary options, and luxurious spas, golf courses and various sports courts. Building on 10+ years of success, we're elevating the Esplanade brand further with a new partnership with the world's largest golf resort management company, Troon, and the creation of our own Esplanade Resort Experiences team who have esteemed backgrounds working for luxury hospitality brands.

We're also continuing the expansion of our resort-lifestyle brand to California and North Carolina, taking the same playbook but evolving it with an understanding that our Esplanade buyers fall into a number of consumer segments, each needing a unique approach to homes and amenities, price points and geographies. Our newly established community in Sacramento, Esplanade at Turkey Creek, for example, boasts a stunning amenity center with a rustic and cozy lodge-inspired design, while many of our Florida Esplanade locations offer a mix of affordable and higher-priced homes with a beachy, coastal feel.



Esplanade at Turkey Creek | Sacramento, CA

Recognized for Meeting Growing Consumer Preferences

Taylor Morrison's commitment to serving growth audiences is represented through awards and accolades that speak to our priorities surrounding gender equality, consumer trust, management and corporate responsibility.

For the eighth year in a row, Taylor Morrison earned the distinction of **America's Most Trusted® Home Builder by Lifestory Research**. The environment we've operated in over the last two years—from supply-chain issues, to labor shortages, to historically high demand that quickly cooled when mortgage rates began rising—has made it incredibly challenging to deliver on the customer experience we aspire to give our homebuyers. We know we have ground to make up, and our commitment to earning, keeping and regaining consumer trust has never been stronger.

Another proud achievement to add to the list—we recently announced our place as the only U.S. homebuilder to earn a spot on **Bloomberg's Gender-Equality Index** for the fifth consecutive year, highlighting our continued commitment to transparency in gender reporting and efforts to prioritize workplace equality.

And two additional awards we've added to our lineup this year include **Wall Street Journal's Best-Managed Companies**, where Taylor Morrison ranked highest among all homebuilders on the Management List, with top scores in employee engagement and development, and customer satisfaction.

The second award is Newsweek's **America's Most Responsible Companies**, recognizing the top 500 companies that put corporate responsibility front and center. We see our deep commitment to Environmental, Social & Governance (ESG) principles—which we continue to strengthen in profound ways year over year—as key to Taylor Morrison earning this award.









Lifestory Research® AMERICA'S MOST TRUSTED® National Home Builder 2016 – 2023

Bloomberg Gender-Equality Index 2023

BEST-MANAGED COMPANIES THE WALL STREET JOURNAL. 2022 BEST-MANAGED COMPANIES

AMERICA'S MOST RESPONSIBLE COMPANIES 2023 Newsweek statista







A Look Ahead

The decade that led us to today was one driven by a strategic plan years in the making, and one we believe has positioned us to perform at new heights, with greater operational savviness and financial returns. Now, we turn to our next decade-long endeavor and align our business to the wants and needs of today's evolving consumers.

2023 is shaping up to be another year of transformation at Taylor Morrison, and your belief in our vision will underscore our success. On behalf of all of us at Taylor Morrison, I offer my most heartfelt gratitude to you, our shareholders.

Sheryl Palmer

Sheryl D. Palmer
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.
Commission File No. 001-35873

TAYLOR MORRISON HOME CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**83-2026677**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4900 N. Scottsdale Road, Suite 2000, Scottsdale, Arizona 85251
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (480) 840-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value	TMHC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter was $2,617,578,029, based on the closing sales price per share as reported by the New York Stock Exchange on such date.

The number of shares outstanding of the issuer's common stock, as of February 22, 2023:

Class	Outstanding
Common Stock, $0.00001 par value	108,298,630

Documents Incorporated by Reference

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2023 annual meeting of shareholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year.

TAYLOR MORRISON HOME CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022



Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

AVAILABLE INFORMATION

Information about our company and communities is provided on our website at www.taylormorrison.com (the "Taylor Morrison website"). From time to time, we may use our website as a channel of distribution of material information. Financial and other material information regarding our company is routinely posted and accessible on our website. In addition, you may automatically receive e-mail alerts and other information about our company by enrolling your e-mail address by visiting the "E-mail Alerts" section of the "Investor Relations" page on our website. The information contained on or accessible through the Taylor Morrison website is not considered part of this Annual Report on Form 10-K ("Annual Report"). Our periodic and current reports, including any amendments, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on our Taylor Morrison website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). In addition to our SEC filings, our corporate governance documents, including our Code of Conduct and Corporate Governance Guidelines are available on the "Investor Relations" page of our Taylor Morrison website under "ESG-Governance Documents." To the extent required by the SEC's rules and regulations, we intend to post amendments to or waivers from, if any, provisions of our Code of Conduct (to the extent applicable to our directors, principal executive officer, principal financial officer and principal accounting officer) at this location on the Taylor Morrison website. Our stockholders may also obtain these documents in paper format free of charge upon request made to our Investor Relations department.

We were incorporated in Delaware in November 2012. Our principal executive offices are located at 4900 N. Scottsdale Road, Suite 2000, Scottsdale, Arizona 85251 and our telephone number is (480) 840-8100.

FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report or in other materials we have filed or will file with the SEC (as well as information included in oral statements or other written statements made or to be made by us) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. You can identify these statements by the fact that they do not relate to matters of strictly historical or factual nature and generally discuss or relate to estimates or other expectations regarding future events. They contain words such as, but not limited to, "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "will," "can," "could," "might," "should" and other words or phrases of similar meaning in connection with any discussion of our strategy or future operating or financial performance. Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995, and all of our forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referenced in this Annual Report on Form 10-K, including those described below and under the heading "Risk Factors" in Part I, Item 1A and below under the heading "Summary of Material Risks".

SUMMARY OF MATERIAL RISKS

As you read this Annual Report and other reports or public statements, you should understand that statements made herein are not guarantees of performance or results. They are subject to known and unknown risks, uncertainties and assumptions including those described under the heading "Risk Factors" in Part I, Item 1A and elsewhere in this Annual Report. Although we believe that our forward-looking statements are based upon reasonable assumptions, you should be aware that many factors, including those described under the heading "Risk Factors" in Part I, Item 1A, and elsewhere in this Annual Report, could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following:

- changes in general and local economic conditions;

- slowdowns or severe downturns in the housing market;

- increases in interest rates or government fees;

- increases in taxes;

- homebuyers' ability to obtain suitable financing;

- shortages in, disruptions of and cost of labor;

- higher cancellation rates of existing home sales contracts;

- raw materials and building supply shortages and price fluctuations;

- inflation or deflation;

- COVID-19 impacts;

- competition in our industries;

- any increase in unemployment or underemployment;

- the seasonality of our business;

- the physical impacts of climate change and the increased focus by third-parties on sustainability issues;

- our ability to obtain additional performance, payment and completion surety bonds and letters of credit;

- significant home warranty and construction defect claims;

- our reliance on subcontractors;

- failure to manage land acquisitions, inventory and development and construction processes;

- availability of land and lots at competitive prices;

- decreases in the market value of our land inventory;

- our ability to use deferred tax assets;

- our concentration of significant operations in certain geographic areas;

- risks associated with our unconsolidated joint venture arrangements;

- information technology failures and data security breaches;

- costs to engage in and the success of future growth or expansion of our operations or acquisitions or disposals of businesses;

- damages associated with any major health and safety incident;

- our ownership, leasing or occupation of land and the use of hazardous materials, and any related liabilities;

- negative publicity or poor relations with the residents of our communities;

- new or changing government regulations and legal challenges;

- our compliance with environmental laws and regulations regarding climate change;

- existing or future litigation, arbitration or other claims;

- utility and resource shortages or rate fluctuations;

- our ability to sell mortgages we originate and claims on mortgages sold to third parties;

- governmental regulation applicable to our financial services and title services business;

- the loss of any of our important commercial lender relationships;

- constriction of the capital markets;

- risks related to our substantial debt and the agreements governing such debt, including restrictive covenants contained in such agreements;

- the planned discontinuation of LIBOR and its impact on our borrowing costs

- provisions in our charter, bylaws and Delaware Law that may delay or prevent an acquisition by a third party; and

- provision in our charter that provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between us and our stockholders.

Part I



ITEM 1. | BUSINESS

General Overview

Taylor Morrison Home Corporation ("TMHC") is a leading national land developer and homebuilder in the United States and has been named America's Most Trusted Homebuilder® for eight consecutive years (awarded by Lifestory Research). We have expanded our market footprint and product positioning in recent years through our acquisitions and smart organic growth and serve a broad range of consumers in the entry-level, first-and-second move-up and resort lifestyle segments across the country. We are also a land developer, with a portfolio of lifestyle and master-planned communities with single and multi-family detached and attached homes. With each of our consumer groups demanding varying levels of home specification and affordability considerations, we have a dynamic and flexible operating strategy and product offering that allows us to best serve each of these segments and respond quickly to changing market conditions, community by community to maximize our financial performance.

We operate under various brand names including Taylor Morrison, Darling Homes Collection by Taylor Morrison, and Esplanade. We also leverage our core homebuilding and land development expertise in alternative ways by operating the following strategic real estate related businesses:

• We provide financial services to customers through our wholly owned mortgage subsidiary, Taylor Morrison Home Funding, Inc. ("TMHF"), title insurance and closing settlement services through our title company, Inspired Title Services, LLC ("Inspired Title"), and homeowner's insurance policies through our insurance agency, Taylor Morrison Insurance Services, LLC ("TMIS").

• We operate a "Build-to-Rent" homebuilding business under the brand name Yardly. We serve as a land acquirer, developer, and homebuilder in addition to leasing and management functions.

• Through a wholly-owned subsidiary, we also develop and construct multi-use properties consisting of commercial space, retail, and multi-family properties under the Urban Form brand name.

2022 HIGHLIGHTS

 $1.0 billion in net income

 $9.06 in diluted earnings per share

 Home closings gross margin over 25%

 SG&A as a % of home closings revenue of 8.2%

 America's Most Trusted® Home Builder by Lifestory Research—eight consecutive years

 Bloomberg's Gender-Equality Index distinction—five consecutive years

 Wall Street Journal's Best-Managed Companies list—two consecutive years

 We are ranked on the Fortune 500 List

---

Financial and operational highlights for the year ended December 31, 2022:

(Percentages as compared to the year ended December 31, 2021.**)**

$8.2B ↑9.6%
Total revenue

$7.9B ↑10.0%
Home closing revenue

25.2% ↑490pbs
Home closings gross margin

$624K ↑19.1%
Average selling price of homes closed

$1.1B ↑59%
Net income

$9.06 ↑75%
Diluted earnings per share

14.6M
Repurchase of TMHC Shares for $376.3M

8.2% 110bps leverage
SG&A
% of home closing revenue

 **75K units**
Approximate owned and controlled homebuilding lots

 **12.7K**
Homes closed

Our business is organized into multiple homebuilding operating components and a financial services component. Our homebuilding operating components are presented below. Our financial services component consists of Taylor Morrison Home Funding, Inspired Title Services and Taylor Morrison Insurance Services.



WEST	CENTRAL	EAST
Bay Area	Austin	Atlanta
Las Vegas	Dallas	Charlotte
Phoenix	Denver	Jacksonville
Portland	Houston	Naples
Sacramento		Orlando
Seattle		Raleigh
Southern California		Sarasota
		Tampa

Business Strategy and Operations

Our short and long-term priorities and strategies include the following:

SHORT-TERM PRIORITIES

- process and product optimization to promote operational effectiveness;

- strategic land initiatives to mitigate risk and enhance capital efficiency;

- product innovation and standardization to drive operating efficiencies and cost reduction;

- balancing sales pace and price on a community-by-community basis to maintain reasonable sales volume;

- managing our inventory of homes under construction and our pace of new construction starts;

- continuing to enhance the customer experience; and

- further scaling our Build-to-Rent operations to meet the need of rental households.

LONG-TERM STRATEGIES

- opportunistic land acquisition of prime assets in core locations;

- building distinctive communities driven by consumer preferences;

- innovative digital marketing capabilities;

- maintaining a cost-efficient operating structure and culture; and

- disciplined capital allocation with a focus on strong liquidity and balance sheet stewardship.

To support our business strategies, we maintain a balanced capital allocation approach designed to maximize long-term shareholder value. We operate our business to capitalize on market dynamics while mitigating risks from economic downturns as we recognize the cyclical nature of the housing industry. This capital allocation strategy is built on the following pillars:

- reinvest in core homebuilding operations;

- seek additional growth opportunities through mergers, acquisitions, other land investment and joint venture strategies;

- optimize debt leverage;

- reinvest in ancillary business opportunities within the industry; and

- repurchase of our common stock.

Land and Development Strategies

Prudent and disciplined acquisition of land in core locations and thoughtful community development have always been pillars of our long-term strategy. We pride ourselves on our responsible land stewardship. While we focus on investing in land in desirable locations in prime submarkets that appeal to our targeted consumer groups, we also seek to preserve natural habitats. Our proposed sites undergo project feasibility studies to assess the acquisition against regulatory, market, environmental, social, and other risks and requirements. Considerations include accessibility to utilities, suspected threatened or endangered wildlife, significant or unusual noise levels, proper drainage infrastructure, and storm water pollution prevention.

Community development includes the acquisition and development of land, which may include obtaining significant planning and entitlement approvals and completing construction of off-site and on-site utilities and infrastructure. We generally operate as community developers, but in some communities we operate solely as merchant builders, in which case we acquire fully entitled and developed lots.

In order to maximize our risk-adjusted return, the allocation of capital for land investment is performed as part of a centralized process with a disciplined approach to overall portfolio management. Our portfolio investment committee of senior executives meets on a regular basis. Annually, our operating divisions prepare a strategic plan for their respective geographies. Macro and micro indices, including but not limited to employment, housing starts, new home sales, re-sales and foreclosures, along with market related shifts in competition, land availability and consumer preferences, are carefully analyzed to determine our land and homebuilding strategy. Supply and demand are analyzed on a consumer segment and submarket basis to ensure land investment is targeted appropriately. Our long-term plan is compared on an ongoing basis to current conditions in the marketplace as they evolve and is adjusted to the extent necessary. Strategic decisions regarding community positioning are included in the decision making and underwriting process and are made in consultation with senior executives of our management team.

Consistent with our focus on capital-efficient growth, we have successfully increased the percentage of our total homebuilding lots controlled via options and other off-balance sheet arrangements to 41% at December 31, 2022 from 38% at December 31, 2021. These arrangements include seller financing, joint ventures and land banking opportunities. We evaluate each land acquisition for the optimal financing arrangement based on projected cost of capital, duration and expected returns in order to secure prime assets, minimize risk and maximize returns.

As a party to various land banking arrangements, we acquire land in staged takedowns, which limits risk and retains cash. These third-party entities use equity contributions from their owners and/or incur debt to finance the acquisition and development of the land. Such lots are included in our controlled lots for the year ended December 31, 2022.

As of December 31, 2022 and 2021, the allocation of lots held in our land portfolio, by year acquired, was as follows:

ALLOCATION OF LOTS IN LAND PORTFOLIO, BY YEAR ACQUIRED	AS OF DECEMBER 31, 2022	AS OF DECEMBER 31, 2021
Acquired in 2022	16%	—%
Acquired in 2021	26%	25%
Acquired in 2020	12%	30%
Acquired in 2019	19%	13%
Acquired in 2018 and prior	27%	32%
Total	100%	100%

Community Development

We create a complete development concept for each community, beginning with an overall community layout and then determine the size, style and price range of the homes, the layout of the streets and positioning of the individual home sites. After necessary governmental and other approvals have been obtained, we improve the land by clearing and grading, installing roads, underground utility lines, staking out individual home sites and, in certain communities, building distinctive entrance structures and recreational amenities.

Each community has employees who perform construction management, sales and customer service functions, in conjunction with a local management team to manage the overall project.

The life cycle of a community generally ranges from two to five years, commencing with the acquisition of land, continuing through the land development phase, and concluding with the sale, construction, and delivery of homes. Actual life cycle will vary based on the size of the community, the sales absorption rate, and whether we purchased the property as raw land or as developed lots.

The construction time for our homes varies from project to project depending on geographic region, the time of year, the size and complexity of construction, the governmental approval processes, local labor availability, availability of materials and supplies, weather, and other factors.

Our dedication to service defines our customer experience and acknowledges homeowners' suggestions to incorporate style, quality and sustainability into every community we develop. We offer a range of award-winning and innovative designs with a number of features such as single-story, multi-story, multi-family, higher density living, ranch style living, split bedroom plans and first floor master bedroom suites to appeal to diverse buyer needs. We engage architectural firms and internal architectural resources to develop and augment existing plans in order to ensure that our homes reflect current and local consumer tastes. We engineer our homes for energy-efficiency and cost savings to reduce the impact on the environment. Our TM LiveWell program provides homeowners with a robust suite of healthy home features and technologies focused on providing healthier air, cleaner water, and safer paint.

Supply Chain

Based on local market practices, we either directly, or indirectly through our subcontractors, purchase drywall, cement, steel, lumber, insulation and the other building materials necessary to construct a home. While these materials are generally widely available from a variety of sources, from time to time we experience material shortages on a localized basis which can substantially increase the price for such materials and our construction process can be slowed.

Our construction, land and purchasing teams coordinate subcontracting services and supervise all aspects of construction work and quality control. We are a general contractor for all of our homebuilding projects. Subcontractors perform all home construction and land development, generally under fixed-price contracts. The availability of labor, specifically as it relates to qualified tradespeople, at reasonable prices can be challenging in some markets as a result of the uneven industry growth and recent economic factors such as supply chain disruptions.

Build-To-Rent

We operate a "Build-to-Rent" homebuilding business under the brand name Yardly. Taylor Morrison serves as a land acquirer, developer, and homebuilder in addition to lease-up oversight in conjunction with professional third-party onsite property management. Yardly is a brand of transformative communities built by Taylor Morrison that elevates traditional apartment living through a thoughtful blend of form and function. Attractive floor plans, smart home technology, and a focus on pets with built-in backyards allows for improved wellness and flexible living for residents. Differentiators from most traditional apartments include ground-floor living, limited to no wall-sharing to reduce noise, and a doggy door included in every home for nonstop come-and-go pet access to a private backyard.

We source projects in multiple markets including Austin, Charlotte, Dallas, Houston, Jacksonville, Orlando, Phoenix, Raleigh, Tampa, and Sarasota. We completed the lease-up process for our initial community in 2022 with a culminating sale of the asset in the fourth quarter of 2022. Additional communities across multiple states are expected to begin leasing in 2023 with ongoing evaluation of hold or exit investment strategies.

Sales and Marketing

We are committed to continuously enhancing our customer experience, including how we target and attract our consumers. Our marketing program utilizes a balanced approach of corporate support and local expertise to attract potential homebuyers in a focused, efficient, and cost-effective manner.

Our goal is to identify the preferences of our customers and demographic groups and offer them innovative, well-designed homes that are efficient and profitable to build. We strive to maintain product and price level differentiation through continual market and customer research. We also use key indicators of market-specific supply and demand characteristics to determine the preferences of our customer base and to perform an optimal matching of consumer groups, product and community design, and community location.

The central element of our marketing platform is our web presence at www.taylormorrison.com (none of the information on or accessible through this website is a part of this Annual Report) and our digital reservation system. In 2022, we used consumer feedback to refine and improve our website and interactive, experiential, and highly tailored home reservation system. Our full suite of online shopping products includes: 1) a state-of-the-art customized chatbot to help provide information, engage the shopper, and capture the lead; 2) online self-service appointments to help customers schedule an appointment with ease and convenience; 3) self-guided tours to enable customers to tour our homes privately, safely, and outside of normal business hours; and 4) online home reservations, which allow shoppers to get an initial price and reserve their desired home configuration digitally. Depending on the location, this online configuration feature can vary from only floor plan and exterior selections up to a full configuration with the inclusion of structural options and interior selections.

Shoppers can seamlessly continue their shopping experience by visiting one of our spec and/or model homes via a self-guided, in-person tour. These tools have proved to be instrumental to our online/virtual sales success. Customers may also use the website to make inquiries and receive a prompt response from one of our internet home consultants. The website is fully integrated with our customer relationship management ("CRM") and lead scoring system. By analyzing the content of the CRM, we focus our lead generation programs to deliver high-quality sales leads. With these leads, we are better able to increase sales conversion rates and lower marketing costs. In 2022 we upgraded our CRM to take advantage of new automated personalization features, optimizing our email engagement program which results in targeted messaging. We are using dynamic customer insights to adapt our strategy and optimize the impact of each interaction, resulting in a better customer experience and direct sales. We believe the digital marketing strategy, which is continually reviewed and refined, provides a high return on our investment. We further believe that the synergies and enhanced performance realized from our internet sales program have positioned us to move to the next phase of our online sales strategy, integrating our suite of online sales tools and resources, allowing us to offer our customers a complete online sales solution.

We selectively utilize traditional advertising such as print, directional marketing, newspapers, billboards, and radio at the local level. We also directly notify local real estate agents and firms of new community openings in order to benefit from existing real estate agent/broker channels in each market. Pricing for our homes is evaluated weekly based on an analysis of market conditions, competitive environment, and supply and demand characteristics. Furthermore, in the latter half of 2022 we also began offering pricing incentives and discounts, including interest rate locks, to drive new sales in response to challenging market dynamics.

We use furnished model homes as a marketing tool to demonstrate the advantages of our homes' designs, features and functionality, and to enhance the visitor experience. Depending upon the number of homes to be built in the project and the product lines to be offered, we generally build between one and three model homes within each active-selling community. As of December 31, 2022 we had 216 model homes compared to 197 as of December 31, 2021. Our national model home program standard, known as Portrait, is aligned with a select group of design firms. The design firms follow our Taylor Morrison standards to create an integrated marketing program and a model home storefront that conveys the customer preferences we have identified. Our Canvas program includes curated design collections, which are created based on consumer preference, take rate analytics, and product procurement availability. This standardized approach not only allows us to create more predictable results, but also time synergies, cost benefits, and support of our digital online sales strategy. We also use our Canvas program in our spec homes. During 2022 we shifted our strategy for spec homes by releasing them further along in the build cycle which allowed for us to manage supply chain and labor constraints as well as maximize margins. As of December 31, 2022 and 2021 we had 2,288 and 2,028 spec homes in inventory. From a sales operations perspective, our focus on business simplification and standardization was paramount in 2022 and we intend to continue these efforts in 2023. Operational efficiencies have included standardized processes, disciplined strategic activities, and execution of national programs.

Our homes are sold by commissioned team members who work from sales offices generally located within our model homes. Our goal is to ensure our sales force has extensive knowledge of the homes, including our energy-efficient features, sales strategies, mortgage options, and community dynamics. To achieve this goal, we have ongoing training for our sales team and conduct regular meetings to keep them abreast of the latest promotions, options, sales techniques, and geographic competition. Our sales team members are licensed real estate agents, where required by law, and assist our customers in adding design features to their homes, which we believe appeal to local consumer preferences. Third-party brokers who sell our homes are generally paid a sales commission based on the price of the home. In some of our divisions, we contract with third-party design studios that specialize in assisting our homebuyers with options and upgrades to personalize their homes. Utilizing these third-party design studios allows us to manage our overhead and costs more efficiently. We may also offer various sales incentives, including price concessions, assistance with closing costs, and landscaping or interior upgrades. The use, types, and amount of incentives depend largely on existing economic and local competitive market conditions. The consumer demand for online sales tools and the evolution of digital home buying experiences has created opportunities to evolve our internal and external commission programs.

Competition

We operate in a very competitive environment with competition from a number of other homebuilders in each of our markets. We compete with large national and regional homebuilding companies and with smaller local homebuilders for land, financing and related services, raw materials, skilled management, volume discounts, and local realtor and labor resources. We also compete with the resale, or "previously owned," home market, as well as other housing alternatives such as the rental housing market.

In order to maximize our sales volumes, profitability, and product strategy, we strive to understand our competition and their pricing, product and sales volume strategies, and results. Competition among residential homebuilders of all sizes is based on several interrelated factors, including location, reputation, amenities, floor plans, design, quality, and price. We believe that we compare favorably to other homebuilders in the markets in which we operate.

Seasonality

Our business is seasonal. We have historically experienced, and expect to continue to experience, variability in our results on a quarterly basis. We may have a varying amount of homes under construction, home closings, revenues and operating income from quarter to quarter. Our results may fluctuate significantly on a quarterly basis, and we must maintain sufficient liquidity to meet short-term operating requirements. Factors expected to contribute to these fluctuations include, but are not limited to:

- the timing of the introduction and start of construction of new projects;

- the timing of sales;

- the timing of closings of homes, lots and parcels;

- the timing of receipt of regulatory approvals for development and construction;

- the condition of the real estate market and general economic conditions in the areas in which we operate;

- mix of homes closed;

- construction timetables;

- the cost and availability of materials and labor; and

- weather conditions in the markets in which we build.

As a result of seasonal activity, our quarterly results of operations and financial position are not necessarily representative of a full fiscal year. To illustrate the seasonality of our business, a summary of the quarterly financial data follows:

THREE MONTHS ENDED,

	2022				2021			
	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
Net homes sold	32%	27%	22%	19%	31%	24%	23%	22%
Home closings revenue	21%	24%	25%	30%	19%	23%	25%	33%
Income before income taxes	17%	28%	29%	26%	15%	19%	26%	40%
Net income	17%	28%	29%	26%	15%	19%	25%	41%

Financial Services

TMHF provides a number of finance-related services to our customers through our mortgage lending operations. The strategic purpose of TMHF is:

- to utilize mortgage finance as a sales tool in the home sale process to ensure a consistent customer experience and assist in maintaining home production efficiency; and

- to control and analyze our sales order backlog quality and to manage projected home closing and delivery dates for our customers.

TMHF operates as an independent mortgage banker and conducts its business as a Federal Housing Administration ("FHA") Full Eagle lender. TMHF funds mortgage loans utilizing warehouse credit facilities. Revenue is earned through origination and processing fees combined with service release premiums earned in the secondary market once the loans are sold to investors. Typically, loans are sold and servicing is released within 15-20 business days.

TMHF competes with other mortgage lenders, including national, regional and local mortgage bankers and other financial institutions. TMHF utilizes a multi-investor correspondent platform which gives us increased flexibility when placing loans with investors. TMHF has continued to expand and strengthen our correspondent relationships. This has created stability and consistency in our origination process and delivery.

Inspired Title operates as a title insurance agent providing title and escrow services. Inspired Title searches and examines land title records, prepares title commitments and polices for acquired land and homebuyers in our Florida, Georgia, North Carolina, South Carolina, Arizona, Nevada, Colorado and Texas markets, contracting with agents in other markets where title insurance underwriters and attorneys perform the escrow closing functions. Inspired Title competes against other title underwriters and title/escrow agents that provide similar services.

TMIS operates as an insurance agency utilizing third-party carriers that specialize in homeowner's insurance for new homes and offers other insurance products such as auto, flood and universal for homebuyers in all of our markets. TMIS competes against other insurance agencies that provide similar services.

Regulation, Environmental, Health and Safety Matters

REGULATORY

We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular property or locality. In a number of our markets, there has been an increase in state and local legislation requiring the dedication of land as natural space. In addition, we are subject to various licensing, registration, filing, and reporting requirements in connection with the construction, advertisement and sale of homes in our communities.

In order to secure certain approvals in some areas, we may be required to provide affordable housing at below market sales prices. In addition, local and state governments have broad discretion regarding the imposition of development fees for projects under their jurisdictions, as well as requiring concessions or that the builder construct certain improvements to public places such as parks and streets, or fund schools.

TMHF is subject to various state and federal statutes, rules and regulations, including those that relate to licensing, lending operations and other areas of mortgage origination and financing. The impact of those statutes, rules and regulations can increase our homebuyers' cost of financing, increase our cost of doing business, as well as restrict our homebuyers' access to some types of loans. The title and settlement services provided by Inspired Title are subject to various regulations, including regulation by state banking and insurance regulators.

In order for our homebuyers to finance their home purchases with FHA-insured, Veterans Administration ("VA")-guaranteed or U.S. Department of Agriculture-guaranteed mortgages, we are required to build such homes in accordance with the regulatory requirements of those agencies.

Some states have statutory disclosure requirements or other pre-approval requirements or limitations governing the marketing and sale of new homes. These requirements vary widely from state to state. Some states require us to be registered as a licensed contractor, a licensed real estate broker and in some markets our sales agents are additionally required to be registered as licensed real estate agents.



ENVIRONMENTAL LAWS

We also are subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of public health and the environment (collectively, "environmental laws"). For example, environmental laws may affect: how we manage stormwater runoff, wastewater discharges, and dust; how we develop or operate on properties on or affecting resources such as wetlands, endangered species, cultural resources, or areas subject to preservation laws; and how we address contamination. The particular environmental laws that apply to any given community vary greatly according to the location and environmental characteristics of the site and its present and former uses. Complying with these environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and/or may prohibit or severely restrict development in certain environmentally sensitive regions or areas. Noncompliance with environmental laws could result in fines and penalties, obligations to remediate, permit revocation, and other sanctions; and contamination or other environmental conditions at or in the vicinity of our developments could result in claims against us for personal injury, property damage, or other losses.



EVALUATION

We manage compliance with environmental laws at the division level with assistance from the corporate and regional legal departments. As part of the land acquisition due diligence process, we utilize environmental assessments to identify environmental conditions that may exist on potential acquisition properties. To date, environmental site assessments conducted at our properties have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our business, liquidity or results of operations, nor are we aware of any material environmental liability or concerns.



COMMUNITY

In addition, we believe we have the responsibility of creating communities and neighborhoods which will have long-lasting, positive impacts on their environments and the people who live in them. As such, we are committed to integrating sustainable values into all aspects of our business. This commitment to sustainability, our communities and our team is highlighted in our latest Environmental, Social and Governance (ESG) Report available on our website. Our ESG report is not considered part of this Annual Report.



HEALTH AND SAFETY

We are committed to maintaining high standards in health and safety at all of our sites. We have a health and safety audit system that includes comprehensive twice-yearly independent third-party inspections of selected sites covering all aspects of health and safety. Key areas of focus are on site conditions meeting exacting health and safety standards, and on subcontractor performance throughout our operating areas meeting or exceeding expectations. All of our team members must complete an assigned curriculum of online safety courses each year. These courses vary according to job responsibility. In addition, groups such as construction and field personnel are required to attend additional health and safety related training programs.

INFORMATION TECHNOLOGY

We have a centralized information technology organization with its core team located at our corporate headquarters in Scottsdale, Arizona, augmented with field support technicians in key locations across the U.S. Our approach to information technology is to continuously simplify our information technology platform and consolidate and standardize applications. We believe a common application platform enables the sharing of ideas and rapid implementation of process improvements and best practices across the entire company. Our back-office operations use a fully integrated, industry recognized enterprise resource planning package. Marketing and field sales utilize a leading CRM solution that tracks leads and prospects from all sources and manages the customer communication process from lead creation through the buying process and beyond the post-warranty period. Field operations teams collaborate with our supply chain management to schedule and manage development and construction projects with a set of standard and widely used homebuilding industry solutions.

INTELLECTUAL PROPERTY

We own certain logos and trademarks that are important to our overall branding and sales strategy. Our consumer logos are designed to draw on our recognized homebuilding heritage while emphasizing a customer-centric focus.

HUMAN CAPITAL

As of December 31, 2022 (figures presented are approximate)



As of December 31, 2022, none of our employees were covered by collective bargaining agreements. We act solely as a general contractor, and all construction operations are supervised by our project managers and field superintendents who manage third party subcontractors. We use independent consultants and contractors for some architectural, engineering, advertising and legal services, and we strive to maintain good relationships with our subcontractors and independent consultants and contractors.

The people who work for our company are our most valuable resources and are critical to our continued success and execution of our strategies. Our People Services team focuses on attracting, promoting and retaining qualified employees with the expertise needed to manage and support our operations. Our top division and regional leaders average over eight years of tenure with us. In addition, our executive leadership who are responsible for setting our overall strategy average approximately 16 years with us, and many of them have worked their entire careers in the homebuilding industry.

To attract and retain top talent in our industry, we offer our employees a broad range of company-paid benefits and highly competitive compensation packages. Our employees are eligible for medical, dental and vision insurance, a savings/retirement plan, life and disability insurance, various wellness programs and tuition reimbursement, along with other optional benefits designed to meet individual needs. We engage third party compensation and benefits consulting firms to evaluate our programs and benchmark them against our peers. We believe it is essential to provide opportunities for growth and development to recruit top talent in the labor environment. We offer over 5,000 online courses through our learning system, as well as various leadership programs designed for those in different stages of their leadership journey.

We believe in recognizing and promoting future leaders from within our organization and making diversity, equity, and inclusion ("DEI") an ongoing important priority. We provide courses which focus on adherence to company policies on DEI, and our leadership team hosts town hall meetings within the organization to ensure employees have a voice and are aware and committed to DEI. In addition, we have established subcommittees consisting of diverse team members who meet quarterly to help inform our National DEI Committee's agenda, as well as our overall DEI strategy. Our leadership team is committed to creating a collaborative and inclusive work environment and continues to develop initiatives, policies and procedures to foster greater DEI. See below for highlights and key developments relating to our workforce.

OUR WORKFORCE

As of December 31, 2022



are women



of women are in
managerial roles



of our total workforce
are diverse

KEY DEVELOPMENT

The Company has and will continue to demonstrate that there is an open door and a path to leadership for all team members at any level of our company. Accordingly, we are proud to have been included for the fifth consecutive year as one of only 418 companies, and the only U.S. homebuilder, on the 2023 Bloomberg Gender-Equality Index (GEI), fostering greater transparency and an inclusive work environment in a traditionally male-dominated industry.

ITEM 1A | RISK FACTORS

Risks related to our industry, business and economic conditions

Our business is cyclical and is significantly affected by changes in general and local economic conditions.

Our business can be substantially affected by adverse changes in general economic or business conditions, and other events and conditions that are outside of our control, including:

• increases in short- and long-term interest rates;

• high inflation;

• supply-chains and the cost or availability of building materials;

• the availability of subcontractors, vendors or other third parties;

• housing affordability;

• the availability and cost of financing for homebuyers;

• federal and state income and real estate tax laws, including limitations on, or the elimination of, the deduction of mortgage interest or property tax payments;

• employment levels, job and personal income growth and household debt-to-income levels;

• consumer confidence generally and the confidence of potential homebuyers in particular;

• the ability of homeowners to sell their existing homes at acceptable prices;

• the U.S. and global financial systems and credit markets, including stock market and credit market volatility;

• inclement weather and natural disasters, including risks associated with global climate change, such as increased frequency or intensity of adverse weather events;

• civil unrest, acts of terrorism, other acts of violence, threats to national security, escalating global trade tensions, the adoption of trade restrictions, or a public health issue such as COVID-19 or other major epidemic or pandemic;

• mortgage financing programs and regulation of lending practices;

• housing demand from population growth, household formations and demographic changes (including immigration levels and trends or other costs of home ownership in urban and suburban migration);

• demand from foreign buyers for our homes;

• the supply of available new or existing homes and other housing alternatives;

• energy prices; and

• the supply of developable land in our markets and in the United States generally.

Adverse changes in these conditions may affect our business nationally or may be more prevalent or concentrated in particular regions or localities in which we operate, which effects may be magnified where we have significant operations. Additionally, governmental action and legislation related to economic stimulus, taxation, tariffs, spending levels and borrowing limits, interest rates, immigration, as well as political debate, conflicts and compromises related to such actions, may negatively impact the financial markets and consumer confidence and spending, which could adversely impact the U.S. economy and the housing market. Any deterioration or significant uncertainty in economic or political conditions could have a material adverse effect on our business.

These adverse changes in economic and other conditions can cause mortgage rates to rise, demand and prices for our homes to diminish or cause us to take longer to build our homes and make it more costly for us to do so. We may not be able to recover these increased costs by raising prices because of weak market conditions and because the price of each home we sell is usually set several months before the home is delivered, as many customers sign their home purchase contracts before construction begins. The potential difficulties described above could impact our customers' ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

A slowdown or severe downturn in the housing market could have additional adverse effects on our operating results and financial condition.

During periods of industry downturn, housing markets across the United States may experience an oversupply of both new and resale home inventory, an increase in foreclosures, reduced levels of consumer demand for new homes, increased cancellation rates, aggressive price competition among homebuilders and increased incentives for home sales. The most recent significant industry downturn that began in 2008 materially and adversely impacted those in the homebuilding industry, including us. In the event of a significant downturn, we may experience a material reduction in revenues, margins, and cash flow. We cannot predict the trajectory of the U.S. housing market. Some housing markets and submarkets have been stronger than others, and there continue to be macroeconomic fluctuations and variability in operating trends, which may be significant and unfavorable.

Increases in interest rates or government fees could prevent potential customers from buying our homes and adversely affect our business or financial results.

Increases in interest rates as a result of changes to monetary policy could significantly increase the costs of owning a home or result in existing homeowners with low interest rates choosing to remain in their current homes rather than purchase a new home in a higher interest rate environment. This, in turn, could adversely impact demand for, and sales prices of, homes and the ability of potential customers to obtain financing and adversely affect our business, financial condition and operating results.
Interest rates had been at historic lows for the last several years, which had made the homes we sell more affordable. During 2020 and 2021, the Federal Reserve took several steps to protect the economy from the impact of COVID-19, including reducing interest rates to new historic lows. However, in 2022, in light of increasing inflation, the Federal Reserve increased interest rates seven times, which has caused buyer apprehension and affordability concerns, resulting in an increase in cancellations and a negative impact on our net sales orders in 2022. Rising interest rates also negatively impact demand for mortgage financing, which may result in lower home mortgage originations for our TMHF business. In February 2023, the Federal Reserve announced their eighth interest rate increase in a year and has indicated that it expects continued increases in interest rates. Any such additional increases could negatively affect mortgage rates, real estate property values, sales orders and increase cancellations which could adversely affect our business.

Tax increases and changes in tax rules may adversely affect our financial results.

We are exposed, both directly and indirectly, to the effects of changes in U.S., state and local tax rules. For example, if federal or state laws are changed to eliminate or reduce the income tax benefits associated with homeownership, such as personal tax deductions for mortgage loan interest costs and real estate taxes, the after-tax cost of homeownership could measurably increase and diminish interest in buying a home. Additionally, increases in property tax rates by local governmental authorities can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes. Fees imposed on developers to fund schools, open spaces, road improvements and/or provide low and moderate income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in sales taxes could adversely affect our potential customers who may consider those costs in determining whether or not to make a new home purchase, potentially reducing our customer base and reducing sales revenue.

Recently, the Biden administration has announced, and in certain cases has enacted, a number of tax proposals to fund new government investments in infrastructure, healthcare, and education, among other things. Certain of these proposals involve an increase in the domestic corporate tax rate, which if implemented could have a material impact on our future results of operations and cash flows. On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. The IRA also creates a number of potentially beneficial tax credits to incentivize investments in certain technologies and industries. Certain provisions of the IRA will become effective beginning in fiscal 2023. While we do not believe the IRA will have a material negative impact on our business, the effects of the measures are unknown at this time.

If homebuyers are not able to obtain suitable financing, our sales may decline.

A substantial majority of our homebuyers finance their home purchases through lenders that provide mortgage financing. The availability of mortgage credit may fluctuate due to various factors, including regulatory changes, that may cause a more conservative risk tolerance by lenders resulting in increased levels of scrutiny of a borrower's ability to repay. This includes those mortgages meeting the requirements of the Qualified Mortgage Definition under the Truth-In-Lending Act (Regulation Z). Investors are generally more affected by the availability of financing than other potential homebuyers. A limited availability of home mortgage financing may adversely affect the volume of our home sales and the sales prices we achieve. It could also prevent or limit our ability to attract new customers or our existing customers' ability to resell their homes. While we typically do not write contracts to purchase contingent upon a customer's sale of their existing home, our sales contracts do include a financing contingency that permits the customer to terminate their contract in the event they have applied for financing with the builder's approved lender in accordance with the terms of the purchase agreement and are unable to qualify.

The liquidity provided by government sponsored entities, such as Fannie Mae and Freddie Mac, as well as Ginnie Mae, the FHA and the VA, to the mortgage industry has been very important to the housing market. If Fannie Mae and Freddie Mac were dissolved, or if the federal government tightened their borrowing standards or determined to stop providing liquidity support to the mortgage market (including due to any failure of lawmakers to agree on a budget or appropriation legislation to fund relevant programs or operations), there would be a reduction in the availability of the financing provided by these institutions. Any such reduction would likely have an adverse effect on interest rates, mortgage availability and our sales of new homes.

FHA-insured mortgage loans generally have lower down-payment requirements and qualification standards compared to conventional guidelines and, as a result, the FHA continues to be a particularly important source for financing the sale of our homes. Lenders have taken and may continue to take a more conservative view of FHA guidelines causing significant tightening of borrower eligibility for approval.

In each of our markets, decreases in the availability of credit and increases in the cost of credit adversely affect the ability of homebuyers to obtain or service mortgage debt. Even if potential homebuyers do not themselves need mortgage financing (e.g., potential homebuyers financing their home purchase via a sale of their existing home), increases in mortgage costs, lack of availability of mortgages and/or regulatory changes could prevent the buyers of our potential homebuyers' existing homes from obtaining a mortgage, which would result in our potential homebuyers' inability to buy a new home from us. Similar risks apply to those buyers who are awaiting delivery of their homes and are currently in backlog. If our customers (or potential buyers of our customers' existing homes) cannot obtain financing, our sales and results of operations could be adversely affected.

If we experience shortages in labor supply, increased labor costs or labor disruptions, there could be delays or increased costs in developing our communities or building homes, which could adversely affect our operating results.

We require a qualified labor force to develop our communities and build our homes. Access to qualified labor may be affected by circumstances beyond our control, including work stoppages, changes in laws relating to union organizing activity and increases in subcontractor and professional services costs.

Labor shortages can be further exacerbated as demand for housing increases. Any of these circumstances could give rise to delays and increased costs developing one or more of our communities and building homes. In addition, the vast majority of our work carried out on site is performed by subcontractors. In the past, reduced levels of homebuilding in the United States has led to some skilled tradesmen leaving the industry to take jobs in other sectors. For example, during 2021 and 2022 we experienced numerous, generally widespread, supply chain disruptions, including labor shortages. If subcontractors are not able to recruit sufficient numbers of skilled employees, our development and construction activities may suffer from delays and quality issues, which would also lead to reduced levels of customer satisfaction and increased home warranty and construction defect claims. Further, the cost of labor may also be adversely affected by inflation and changes in immigration laws and trends in labor migration. We may not be able to recover increased costs by raising our home prices because the price for each home is typically set months prior to its delivery pursuant to sales contracts with our homebuyers. In such circumstances, our operating results could be adversely affected. Additionally, market and competitive forces may also limit our ability to raise the sales prices of our homes.

Higher cancellation rates of existing agreements of sale may have an adverse effect on our business.

Our backlog represents sales contracts with our homebuyers for homes that have not yet been delivered. We have received a deposit from a homebuyer for each home reflected in our backlog and, generally, we have the right, subject to certain exceptions, to retain the deposit if the homebuyer fails to comply with his or her obligations under the sales contract, including as a result of the homebuyer's inability to sell his or her current home or the homebuyer's inability to make additional deposits required prior to the closing date. In some situations, however, a homebuyer may cancel the agreement of sale and receive a complete or partial refund of the deposit.

If, for example, prices for new homes decline, competitors increase their use of sales incentives, interest rates increase, the availability of mortgage financing diminishes, current homeowners find it difficult to sell their current homes, homebuyers are concerned about rising inflation, or there is a downturn in local or regional economies or in the national economy, homebuyers may choose to terminate their existing home purchase contracts with us in order to negotiate for a lower price or because they cannot, or will not, complete the purchase and our remedies generally do not extend beyond the retention of deposits as our liquidated damages. For example, following strong demand for housing nationwide from the second half of 2020 through the first quarter of 2022, multiple increases in mortgage interest rates beginning in March 2022 have caused buyer apprehension and affordability concerns, which have resulted in an increase in cancellations during the second half of 2022. For the year ended December 31, 2022, our cancellation rate was 13.5%, compared to 6.5% for the year ended December 31, 2021.

In cases of cancellation, we remarket the home and retain any deposits we are permitted to retain. Nevertheless, the deposits may not cover the additional costs involved in remarketing the home, replacing or modifying installed options, reducing the sales price or increasing incentives on the completed home for greater marketability and carrying higher inventory. Further, depending on the stage of cancellation, a contract that is cancelled at the end of a phase may cause additional costs for the out of sequence construction or modification of the particular home. Significant numbers of cancellations could adversely affect our business, financial condition and results of operations.

Raw materials and building supply shortages and price fluctuations could delay or increase the cost of home construction and adversely affect our operating results.

The homebuilding industry has, from time to time, experienced raw material shortages and been adversely affected by volatility in global commodity prices. During 2021 and 2022, we experienced numerous continuing, generally widespread, supply chain disruptions, including labor shortages. These shortages and interruptions resulted in significant cost inflation and negatively impacted the timing of our closings and the pace of our sales as we intentionally metered sales to better manage these supply chain disruptions and challenges. In particular, shortages and fluctuations in the price of concrete, drywall, lumber or other important raw materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our residential communities. Our lumber needs are particularly sensitive to shortages and related cost increases. We may also face increased future home warranty and construction defect claims associated with substitute products or materials used in some instances to address supply shortages in certain served markets or communities. See – "Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business that can lead to significant costs for us" below. In addition, the cost of petroleum products, which are used both to deliver our materials and to transport workers to our job sites, fluctuates and may be subject to increased volatility as a result of geopolitical events, catastrophic storms, other severe weather or significant environmental accidents. Environmental laws and regulations may also have a negative impact on the availability and price of certain raw materials such as lumber and concrete. Additionally, pricing for raw materials may be affected by various other national, regional and local economic and political factors. For example, in recent years the federal government has imposed new or increased tariffs or duties on an array of imported materials and goods that are used in connection with the construction and delivery of our homes, including steel, aluminum and lumber, raising our costs for these items (or products made with them). Such government imposed tariffs and trade regulations on imported building supplies may in the future have significant impacts on the cost to construct our homes, including by causing disruptions or shortages in our supply chain and/or negatively impacting the U.S. regional or local economies.

We are particularly exposed to rapid increases in construction costs for those homes that are in our backlog because we are generally unable to pass increases in such costs on to our customers who have already entered into purchase contracts.

Inflation or deflation could adversely affect our business and financial results.

Inflation can adversely affect us by increasing costs of land, materials and labor, which we have experienced in fiscal year 2022. In addition, as discussed above, inflation is often accompanied by higher interest rates, which historically has had a negative impact on housing demand, as well as increasing the interest rates we may need to pay for our own capital financing. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation, and our margins could decrease. An oversupply of homes relative to demand and home prices being set several months before homes are delivered may make any price increase difficult or impossible. Efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on our business or financial results.

Deflation could also affect us adversely. A significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially increase the supply of existing homes and have a negative impact on demand and our results of operations.

Furthermore, a material decline in oil and gas prices may increase the risk of significant deflation and its adverse impact on our business or financial results, as the economies of some of the markets in which we operate are impacted by the health of the energy industry.

COVID-19 could adversely affect our business, operating results, cash flows and financial conditions to an extent that is difficult to predict.

The impact of COVID-19 has rapidly evolved around the globe, with many countries, at various times, taking meaningful measures to limit the spread of the virus by instituting quarantines or lockdowns, imposing travel restrictions and vaccination mandates for certain workers or activities and limiting operations of certain non-essential businesses. While restrictions have eased and the global economy has largely re-opened, many medical and public health experts believe that COVID-19 could perpetually reoccur for years, such as seasonally in winter, and even if generally ceasing to be fatal for most people, such reoccurrence could increase the possibility of periods of increased restrictions on business operations. COVID-19 has adversely impacted global commercial activity and has contributed to significant economic, financial, and other disruptions.

In 2021 and 2022, the global economy, with certain setbacks, begun reopening, and wider distribution of vaccines has encouraged greater economic activity. However, the longer-term macro-economic effects of COVID-19 continue to impact the homebuilding industry and the financial turmoil and other changes associated with COVID-19 may have lasting effects on our business and operations. In addition, COVID-19, along with other geo-political and economic factors, continues to disrupt global supply chains, has caused labor shortages and has added broad inflationary pressures.

The extent to which COVID-19 will affect our business, financial condition, results of operations, liquidity and prospects in the future remains uncertain and will depend on future developments, including the duration and intensity of COVID-19, the emergence of new variants of the virus, the acceptance of vaccines, and government measures to mitigate COVID-19, all of which are uncertain and difficult to predict.

The homebuilding and mortgage and title services industries are highly competitive and if our competitors are more successful or offer better value to our customers, our business could decline.

We operate in a very competitive environment with competition from a number of other homebuilders in each of our markets. We compete with large national and regional homebuilding companies and with smaller local homebuilders for land, financing and related services, raw materials, skilled management, volume discounts, local realtor and labor resources. We also compete with the resale, or "previously owned," home market, as well as other housing alternatives such as the rental housing market. Additionally, some of our competitors have longstanding relationships with subcontractors and suppliers in markets in which we operate and others may have greater financial resources or lower costs than us. Competitive conditions in the homebuilding industry could make it difficult for us to acquire suitable land at acceptable prices, cause us to increase selling incentives, reduce prices and/or result in an oversupply of homes for sale. These factors have adversely affected demand for our homes and our results of our operations in the past and could do so again in the future.

Additionally, our mortgage and title services businesses compete with other mortgage lenders and title companies, including national, regional and local mortgage banks and other financial institutions, some of which may be subject to fewer government regulations or, in the case of mortgage lenders, may have a greater range of products, greater access to or a lower cost of capital or different lending criteria and may be able to offer more attractive financing to potential customers.

If we are unable to compete effectively in our homebuilding and mortgage and title services markets, our business could decline disproportionately to our competitors, and our results of operations and financial condition could be adversely affected.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us.

According to the U.S. Bureau of Labor Statistics ("BLS"), the U.S. unemployment rate was 3.5% as of December 2022, and the labor force participation rate was 62.3% which is 1.1 percentage points lower than in February 2020. While the drop in unemployment rate is an encouraging sign, the labor force participation statistics potentially reflect the continuing impact of COVID-19 as some workers leave the labor force entirely. In addition, a substantial portion of new jobs created have been relatively low-wage jobs or part-time jobs. People who are not employed, are underemployed, who have left the labor force or are concerned about low wages or the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments or qualifying for new mortgage financing. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

Our quarterly operating results may fluctuate because of the seasonal nature of our business and other factors.

Our quarterly operating results generally fluctuate by season as a result of a variety of factors such as the timing of home deliveries and land sales, the changing composition and mix of our asset portfolio, and weather-related issues.

Weather-related problems, typically in the fall, late winter and early spring, may delay starts or closings and increase costs and thus reduce profitability. In some cases, we may not be able to recapture increased costs by raising prices. In addition, deliveries may be staggered over different periods of the year and may be concentrated in particular quarters. Our quarterly operating results may fluctuate because of these factors. See Item 1—Business—Seasonality.

Unusual weather events as well as the increased focus by investors and other stakeholders on sustainability issues, could increase our costs, damage our reputation and/or otherwise adversely impact our operations or stock price.

Some of our business is in areas that are particularly vulnerable to unusual weather events, such as from the increased frequency and severity of storms, flooding, sustained rainfall, wildfires, and drought. For example, in 2022, hurricanes in Florida and in 2021 winter storms and unseasonably cold weather in Texas, left millions in the state without electricity and significantly impacted utility prices in the area. Such severe weather events can delay home construction, increase costs by damaging inventories, reduce the availability of building materials, and increase transportation delays further increasing stress on our supply chain and negatively impact the demand for new homes in affected areas, as well as slow down or otherwise impair the ability of utilities and local governmental authorities to provide approvals and service to new housing communities. Furthermore, if our insurance does not fully cover our costs and other losses from these events, including those arising out of related business interruptions, our earnings, liquidity, or capital resources could be adversely affected.

Additionally, increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess, monitor and report. These factors may alter the environment in which we do business and may increase our ongoing costs of compliance and adversely impact our results of operations, cash flows, and stock price. If we are unable to adequately address such ESG matters or we or our subcontractors fail to comply with all related laws, regulations, policies and expectations, it could negatively impact our reputation, our business results, and the price of our common stock.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment and completion and warranty/maintenance surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We believe we have obtained credit facilities to provide the required volume of such surety bonds and letters of credit for our expected growth in the medium term. However, unexpected growth may require additional facilities. We may also be required to renew or amend our existing facilities. Our ability to obtain additional performance, payment and completion and warranty/maintenance surety bonds and letters of credit primarily depends on our credit rating, capitalization, working capital, past performance, management expertise and certain external factors, including the fluidity of the markets for such bonds. Performance, payment and completion and warranty/maintenance surety bond and letter of credit providers consider these factors in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our performance record or our providers' requirements or policies change, if we cannot obtain the necessary renewals or amendments from our lenders, or if the market's capacity to provide performance, payment and completion or warranty/ maintenance bonds or letters of credit is not sufficient for any unexpected growth, we could be unable to obtain such bonds or letters of credit from other sources when required, which could have a material adverse effect on our business, financial condition and results of operations.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business that can lead to significant costs for us.

As a homebuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. Construction defects may occur on projects and developments and may arise a significant period of time after completion. Unexpected expenditures attributable to defects or previously unknown sub-surface conditions arising on a development project may have a material adverse effect on our business, financial condition and operating results.

We maintain products and completed operations excess liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to damages resulting from faulty workmanship and materials and maintain warranty and other reserves for the homes we sell based on historical experience in our markets and our judgment of the risks associated with the types of homes built. Although we actively monitor our warranty reserves and insurance coverage, because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor's indemnity and warranty arrangements and our reserves together will be adequate to address all of our warranty and construction defect claims in the future. We record changes in estimates to pre-existing reserves as needed. The reserve estimate is based on assumptions, including but not limited to, the number of homes affected, the costs associated with each repair, and the effectiveness of the repairs. Due to the degree of judgment required in making these estimates and the inherent uncertainty in potential outcomes, it is reasonably possible that actual costs could differ from those recorded and such differences could be material, resulting in a change in future estimated reserves. In addition, contractual indemnities with our subcontractors can be difficult to enforce. We may also be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage may be further restricted or become more costly in the future.

In California we operate under an Owner Controlled Insurance Plan ("OCIP") for general liability exposures of most subcontractors (excluding consultants), as a result of the inability of subcontractors to procure acceptable insurance coverage to meet our requirements. Under the OCIP, subcontractors are effectively insured by us. We have assigned risk retentions and bid deductions to our subcontractors based on their risk category. These deductions are used to fund future liabilities. The cost of the future liabilities as they are realized could exceed the value of the deductions, which could increase our costs leading to a material adverse effect on our operating results.

Our reliance on subcontractors can expose us to various liability risks.

We rely on subcontractors in order to perform the construction of our homes and, in many cases, to select and obtain raw materials. We are exposed to various risks as a result of our reliance on these subcontractors and their suppliers. The subcontractors we rely on to perform the actual construction of our homes are also subject to a significant and evolving number of local, state and federal laws and regulations, including laws involving matters that are not within our control. If these subcontractors who construct our homes fail to comply with all applicable laws, we can suffer reputational damage and may be exposed to liability.

These subcontractors are independent from us under normal homebuilding industry practices. We do not have the ability to control what these independent subcontractors pay or the work rules they impose on their employees. However, various federal and state governmental agencies have sought, and may in the future seek, to hold contracting parties like us responsible for our subcontractors' violations of wage and hour laws, or workers' compensation, collective bargaining and/or other employment-related obligations related to subcontractors' workforces. Governmental agency determinations or attempts by others to make us responsible for our subcontractors' labor practices or obligations could create substantial adverse exposure for us in situations that are not within our control and could be material to our business, financial condition and results of operations.

Failure to manage land acquisitions, inventory and development and construction processes could result in significant cost overruns or errors in valuing sites.

We own and purchase a large number of sites each year and are therefore dependent on our ability to process a very large number of transactions and make a number of budgetary assumptions which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments efficiently and accurately. If we do not manage this process efficiently or our estimates for development costs are not accurate, it could result in the community not generating the returns we expected when underwriting the project and acquiring the property.

In addition, we incur many costs even before we begin to build homes in a community. Depending on the stage of development of a land parcel when we acquire it, these may include: costs of preparing land, finishing and entitling lots, installing roads, sewers, water systems and other utilities, taxes and other costs related to ownership of the land on which we plan to build homes; constructing model homes; and promotional and marketing expenses to prepare for the opening of a new home community for sales. Moreover, local municipalities may impose development-related requirements resulting in additional costs. If the rate at which we sell and deliver homes slows or falls, or if our opening of new home communities for sale is delayed, we may incur additional costs, which would adversely affect our gross profit margins and will lead to a longer period of time for us to recover our costs, including those we incurred in acquiring and developing land.

In certain circumstances, a grant of entitlements or development agreement with respect to a particular parcel of land may include restrictions on the transfer of such entitlements to a buyer of such land, which may increase our exposure to decreases in the price of such entitled land by restricting our ability to sell it for its full entitled value. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. Further, if we were required to record a significant inventory impairment, it could negatively affect our reported earnings and negatively impact the market perception of our business.

If land and lots are not available at competitive prices, our sales and results of operations could be adversely affected.

Our long-term profitability depends in large part on the price at which we are able to obtain suitable land and lots for the development of our communities. Increases in the price (or decreases in the availability) of suitable land and lots could adversely affect our profitability. Moreover, changes in the general availability of desirable land, geographical or topographical constraints, competition for available land and lots, limited availability of financing to acquire land and lots, zoning regulations that limit housing density, environmental requirements and other market conditions may hurt our ability to obtain land and lots for new communities at prices that will allow us to be profitable. If the supply of land and lots that are appropriate for development of our communities becomes more limited because of these or any other reason, the cost of land and lots could increase and the number of homes that we are able to build and sell could be reduced, which could adversely affect our results of operations and financial condition.

If the market value of our land inventory decreases, our results of operations could be adversely affected by impairments and write-downs.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets, and there is often a significant lag time between when we acquire land for development and when we sell homes in our communities. This risk is exacerbated particularly with undeveloped and/or unentitled land.

There is an inherent risk that the value of the land owned by us may decline after purchase. The valuation of property is inherently subjective and based on the individual characteristics of each property. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for lots controlled under option or similar contracts may be put at risk, and depressed land values may cause us to abandon and forfeit deposits on land option contracts and other similar contracts if we cannot satisfactorily renegotiate the purchase price of the subject land. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If housing demand decreases below what we anticipated when we acquired our inventory, our profitability may be adversely affected and we may not be able to recover our costs when we build and sell houses. In addition, we may incur charges against our earnings for inventory impairments if the value of our owned inventory, including land we decide to sell, is reduced or for land option contract abandonments if we choose not to exercise land option contracts or other similar contracts, and these charges may be substantial.

We may not be able to use certain deferred tax assets, which may result in our having to pay substantial taxes.

We have significant deferred tax assets, including net operating losses that could be used to offset earnings and reduce the amount of taxes we are required to pay. Our ability to use our net operating losses is dependent on a number of factors, including applicable rules relating to the permitted carry back period for offsetting certain net operating losses against prior period earnings and the timing and amount of future taxable income. If we are unable to use our net operating losses, we may have to record charges to reduce our deferred tax assets, which could have an adverse effect on our results of operations.

We have significant operations in certain geographic areas, which subjects us to an increased risk of lost revenue or decreases in the market value of our land and homes in these regions from factors which may affect any of these regions.

We currently operate in several states with a concentration in the Western United States and a significant presence in California. Negative factors affecting one or a number of the geographic regions at the same time could result in a relatively greater impact on our results of operations than they might have on other companies that have a more diversified portfolio of operations. To the extent that regions in which our business is concentrated are impacted by an adverse event, we could be disproportionately affected compared to companies whose operations are less geographically concentrated.

We participate in certain unconsolidated joint ventures, including those in which we do not have a controlling interest, where we may be adversely impacted by the failure of the unconsolidated joint venture or the other partners in the unconsolidated joint venture to fulfill their obligations.

We have investments in and commitments to certain unconsolidated joint ventures with related and unrelated strategic partners generally involved in real estate development, homebuilding, Build-to-Rent, and/or mortgage lending activities. For example, in April 2022, we established a joint venture with Värde Partners ("Värde"), a leading global alternative investment firm, to develop rental properties as a part of our Build-To-Rent program. The venture includes $850 million in equity commitments, funded 60 percent by Värde and 40 percent by the Company. The venture provides Värde with the exclusive opportunity to invest in the acquisition and development of Build-To-Rent projects identified by the Company that meet the venture's investment guidelines.

To finance our joint ventures, our unconsolidated joint ventures often obtain loans from third-party lenders that are secured by the unconsolidated joint venture's assets. To the extent any of our joint ventures default on obligations secured by the assets of such joint venture, the assets could be forfeited to third-party lenders.

We have provided non-recourse carve-out guarantees to certain third-party lenders to our unconsolidated joint ventures (i.e., guarantees of losses suffered by the lender in the event that the borrowing entity or its equity owners engage in certain conduct, such as fraud, misappropriation of funds, unauthorized transfers of the collateral or equity interests in the borrowing entity, or the borrowing entity commences a voluntary bankruptcy case, or the borrowing entity violates environmental law, or hazardous materials are located on the property, or under other circumstances provided for in such guarantee or indemnity). In the future, we may provide other guarantees and indemnities to such lenders, including secured guarantees, in which case we may have increased liability in the event that a joint venture defaults on its obligations to a third party.

If the other partners in our unconsolidated joint ventures do not cooperate or fulfill their contractual obligations due to their financial condition, strategic business interests (which may be contrary to ours), or otherwise, we may be required to spend additional resources (including payments under the guarantees we have provided to the unconsolidated joint ventures' lenders) or suffer losses, each of which could be significant. Moreover, our ability to recoup such expenditures and losses by exercising remedies against such partners may be limited due to the contractual terms of the joint venture agreement, potential legal defenses they may have, their respective financial condition and other circumstances. Furthermore, because we lack a controlling interest in our unconsolidated joint ventures we cannot exercise sole decision-making authority, which could create the potential risk of impasses on decisions and prevent the joint venture from taking, or not taking, actions that we believe may be in our best interests. In addition, as our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements, including buy-sell provisions, we may not continue to own or operate the interests or assets underlying such relationship or may need to purchase additional interests or assets in the venture to continue ownership. In the event a joint venture is terminated or dissolved, we could also be exposed to lawsuits and legal costs.

Information technology failures and data security breaches could harm our business.

We use information technology and other computer resources to carry out important operational and marketing activities as well as maintain our business records, including information provided by our customers. Many of these resources are provided to us and/or maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Our ability to conduct our business may be impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of our information technology resources by a third party, natural disaster, hardware or software corruption, failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow our security protocols), or lost connectivity to our networked resources. A significant and extended disruption in the functioning of these resources could impair our operations, damage our reputation, expose us to significant costs to restore these networked resources and cause us to lose customers, sales and revenue.

Privacy, security, and compliance concerns have continued to increase as technology has evolved. As part of our normal business activities, we collect and store certain confidential information, including personal information of homebuyers/borrowers and information about employees, vendors and suppliers. While we have implemented systems and processes intended to secure our information technology systems and prevent unauthorized access to or loss of sensitive, confidential and personal data, including through the use of encryption and authentication technologies, and have increased our monitoring capabilities to enhance early detection and rapid response to potential security anomalies, and, to date, have not had a significant cybersecurity breach or attack that had a material impact on our business or results of operations, our security measures may not be sufficient for all possible occurrences and may be vulnerable to hacking, employee error, malfeasance, system error, faulty password management or other irregularities. Further, development and maintenance of these measures are costly and may increase and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. If we fail to maintain the security of the data we are required to protect, or if we were to be subject to a material successful cyber intrusion, such occurrences could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also in deterioration in customers' confidence in us and other competitive disadvantages, and thus could have a material adverse effect on our business, financial condition and operating results.

Additionally, state governments, most notably California, Nevada, and Colorado, have enacted or enhanced their data privacy regulations, and other governments are considering establishing similar or stronger protections. These regulations impose certain obligations for securing, and potentially removing, specified personal information in our systems, and for apprising individuals of the information we have collected about them. We have incurred costs in an effort to comply with these data privacy risks and requirements, and our costs may increase significantly as such risks become increasingly complex or if new or changing requirements are enacted, and ultimately based on how individuals choose to exercise their rights. For example, in November 2020, California voters approved Proposition 24 (Consumer Personal Information Law and Agency Initiative), which became effective as of January 1, 2023 and has increased data privacy requirements for our business. Despite our efforts, any noncompliance could result in our incurring substantial penalties and reputational damage.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions of businesses, and the anticipated benefits may never be realized.

As a part of our business strategy, we may make acquisitions, or significant investments in, businesses. Any future acquisitions, investments and/or disposals are accompanied by risks such as:

• difficulties in assimilating the operations and personnel of acquired companies or businesses;

• diversion of our management's attention from ongoing business concerns;

• our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

• significant liabilities may not be identified in due diligence or may come to light after the expiry of warranty or indemnity periods;

• difficulties in the implementation of uniform standards, controls, procedures and policies; and

• impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

Acquisitions can result in dilution to existing stockholders if we issue our Common Stock as consideration, or reduce our liquidity if we fund them with cash. In addition, acquisitions can expose us to valuation risks, including the risk of writing off goodwill or impairing inventory and other assets related to such acquisitions. The risk of goodwill and asset impairments will increase during a cyclical housing downturn when our profitability may decline.

Dispositions have their own risks associated with the separation of operations and personnel, the potential provision of transition services and the allocation of management resources. Dispositions may also result in lost synergies that could negatively impact our balance sheet, income statement and cash flows. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and time limits on warranties and indemnities, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may adversely affect our business, financial condition and operating results. We may not able to manage the risks associated with these transactions and the effects of such transactions, which may materially and adversely affect our business, financial condition and operating results.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous and pose certain inherent health and safety risks to construction workers and other persons on the site. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our business, financial condition and operating results.

Ownership or occupation of land and the use of hazardous materials carries potential environmental risks and liabilities.

We are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing the discharge of pollutants to water and air, storm water run-off, the presence of and exposure to asbestos, the handling of hazardous materials and the cleanup of contaminated structures and properties. Further, some environmental laws (including many addressing releases of hazardous substances) impose strict liability, which means that we may be held liable for environmental conditions on property we own, or previously owned, which we did not create or know about, or which resulted from conduct that was lawful. Contamination or other environmental conditions at or in the vicinity of our developments could also result in claims against us for personal injury, property damage or other losses. Such liabilities, and the costs of defending against such claims, may be substantial, and insurance coverage may be limited or non-existent. The presence of such substances at or in the vicinity of our properties, or the failure to remediate such substances properly, may also adversely affect our ability to sell the affected land or to borrow using it as security. Environmental impacts from historical activities have been identified at some of the projects we have developed in the past and additional projects may be located on land that may have been contaminated by previous use.

Negative publicity or poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

Unfavorable media or investor and analyst reports related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. Our success in maintaining, extending and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites or newsletters, could hurt operating results, as consumers might avoid or protest brands that receive bad press or negative reviews. Customers and other interested parties could act on such information without further investigation and without regard to its accuracy. Accordingly, we could suffer immediate harm without affording us an opportunity for redress or correction.

In addition, we can be affected by poor relations with the residents of communities we develop because these residents sometimes look to us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by us to resolve these issues or disputes could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could disrupt sales or adversely affect our reputation. In addition, we could decide or be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

Legal and regulatory risks.

New or changing government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have a negative impact on our results of operations.

The approval of numerous governmental authorities must be obtained in connection with our development and construction activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that a property is not feasible for development. Various local, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, site and building design, environment, zoning, subcontracting, sales and similar matters apply to and/or affect the housing industry. In addition, our ability to obtain or renew permits or approvals and the continued effectiveness of permits already granted or approvals already obtained depends on factors beyond our control, such as changes in federal, state and local policies, rules and regulations and their interpretations and application. Furthermore, we are also subject to various fees and charges of government authorities designed to defray the cost of providing certain governmental services and improvements. For example, local and state governments have broad discretion regarding the imposition of development fees for projects under their jurisdictions, as well as requiring concessions or that the builder construct certain improvements to public places such as parks and streets, or fund schools.

Further, government agencies routinely initiate audits, reviews or investigations of our business practices to ensure compliance with applicable laws and regulations, which can cause us to incur costs or create other disruptions in our business that can be significant. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or private parties.

Regulations regarding environmental matters and climate change may affect us by substantially increasing our costs and exposing us to potential liability.

We are subject to various environmental laws and regulations, which may affect aspects of our operations such as how we manage storm water runoff, wastewater discharges and dust; how we develop or operate on properties on or affecting resources such as wetlands, endangered species, cultural resources, or areas subject to preservation laws; and how we address contamination.

Developers and homebuilders may become subject to more stringent requirements under such laws. In addition, some of these requirements that significantly affect how certain properties may be developed are contentious, attract intense political attention, and may be subject to significant changes over time. For example, regulations governing wetlands permitting under the federal Clean Water Act have been the subject of extensive rulemakings for many years, resulting in several major joint rulemakings by the EPA and the U.S. Army Corps of Engineers that have expanded and contracted the scope of wetlands subject to regulation; and such rulemakings have been the subject of many legal challenges, some of which remain pending. It is unclear how these and related developments, including at the state or local level, ultimately may affect the scope of regulated wetlands where we operate. Although we cannot reliably predict the extent of any effect these rulemakings regarding wetlands, or any other environmental requirements that may take effect may have on us, they could result in time-consuming and expensive compliance programs and in substantial expenditures, which could cause delays and increase our cost of operations. Our noncompliance with environmental laws could result in fines and penalties, obligations to remediate or restore habitat, permit revocations and other sanctions.

In addition, there is a growing concern from advocacy groups and the general public that the emission of greenhouse gases and other human activities are causing significant changes in weather patterns and temperatures and the frequency and severity of weather events and natural disasters. There is a variety of legislation and other regulation being implemented or considered, at the federal, state and local level relating to energy and climate change. This legislation and these regulations involve matters including carbon dioxide emissions control and building codes that impose energy efficiency standards, as well as standards to improve the resiliency of buildings to climate-related impacts such as flooding, storm surges, severe winds, wildfires and other extreme weather-related stress on buildings. Such requirements could significantly increase our cost to construct homes. Energy-related initiatives affect a wide variety of companies throughout the United States and the world and, because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel and concrete, they could also have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy related taxes and regulations. Furthermore, some of our homes and land development projects may be in locations that are susceptible to the physical impacts of climate change, and we may experience losses that are not adequately covered by insurance in the event of an adverse event, or may not be able to find buyers for homes and developments in locations perceived as vulnerable to the physical impacts of climate change.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

We are involved in various litigation and legal claims in the normal course of our business operations, including actions brought on behalf of various classes of claimants. We establish liabilities for legal claims and regulatory matters when such matters are both probable of occurring and any potential loss is reasonably estimable. We accrue for such matters based on the facts and circumstances specific to each matter and revise these estimates as the matters evolve. In such cases, there may exist an exposure to loss in excess of any amounts currently accrued. In view of the inherent difficulty of predicting the outcome of these legal and regulatory matters, we generally cannot predict the ultimate resolution, the related timing or the amount of any eventual loss. To the extent the liability arising from the ultimate resolution of any matter exceeds the estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant. Unfavorable litigation, arbitration or claims could also generate negative publicity in various media outlets that could be detrimental to our reputation.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Several of the markets in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability and cost of electricity and water. Shortages of utility resources and natural resources in our markets, particularly of water, may make it more difficult for us to obtain regulatory approval of new developments and have other adverse implications.

For example, certain areas in which we operate, particularly the Western United States, have experienced and continue to experience severe drought conditions. In response to these conditions, government officials often take a number of steps to preserve potable water supplies. To address the state's mandate and their own available potable water supplies, local water agencies/suppliers could potentially: restrict, delay the issuance of, or proscribe new water connection permits for homes; increase the costs for securing such permits, either directly or by requiring participation in impact mitigation programs; adopt higher efficiency requirements for water-using appliances or fixtures; limit or ban the use of water for construction activities; impose requirements as to the types of allowed plant material or irrigation for outdoor landscaping that are more strict than state standards and less desired by consumers; and/or impose fines and penalties for noncompliance with any such measures. These local water agencies/suppliers could also increase rates and charges to residential users for the water they use, potentially increasing the cost of homeownership.

Any of the foregoing, individually or collectively, could adversely affect the regional economies in which we operate, which may limit, impair or delay our ability to acquire and develop land and/or build and deliver homes, increase our production costs or reduce demand for our homes, thereby negatively affecting our business and results of operations.

Risks related to our financial services business.

Our financial services businesses are subject to risks, including risks associated with our ability to sell mortgages we originate and to claims on loans sold to third parties.

While we intend for the loans originated by TMHF, our financial services business, to be sold on the secondary market, if TMHF is unable to sell loans into the secondary mortgage market or directly to large secondary market loan purchasers such as Fannie Mae and Freddie Mac, TMHF would bear the risk of being a long-term investor in these originated loans. Being required to hold loans on a long-term basis would subject us to credit risks associated with the borrowers to whom the loans are extended, would negatively affect our liquidity and could require us to use additional capital resources to finance the loans that TMHF is extending. In addition, although mortgage lenders under the mortgage warehouse facilities TMHF currently uses to finance our lending operations normally purchase our mortgages within approximately 20-30 days of origination, if such mortgage lenders default under these warehouse facilities TMHF would be required to fund the mortgages then in the pipeline. In such case, amounts available under our Revolving Credit Facility and cash from operations may not be sufficient to allow TMHF to provide financing required by our business during these times, and our ability to originate and sell mortgage loans at competitive prices could be limited, which could negatively affect our business. Further, an obligation to commit our own funds to long-term investments in mortgage loans could, among other things, delay the time when we recognize revenues from home sales on our statements of operations.

Our financial services businesses may also be responsible for losses associated with mortgage loans originated and sold to investors (including loans originated by companies we have acquired) in the event of errors or omissions relating to certain representations and warranties made to secondary market purchasers that the loans sold meet certain requirements, including representations as to underwriting standards, the type of collateral, the existence of primary mortgage insurance and the validity of certain borrower representations in connection with the loan. Accordingly, mortgage investors could seek to have us buy back loans or compensate them for losses incurred on mortgages sold based on claims that we breached our limited representations or warranties. If, due to higher costs, reduced liquidity, residential consumer loan putback demands or internal or external reviews of its residential consumer mortgage loan foreclosure processes, or other factors or business decisions, TMHF is unable to make loan products available to our homebuyers, our home sales and financial services results of operations may be adversely affected.

We enter into interest rate lock commitments ("IRLCs") to originate residential mortgage loans held for sale, at specified interest rates and within a specified period of time (generally between 30 and 60 days), with customers who have applied for a loan and meet certain credit and underwriting criteria. These commitments expose us to market risk if interest rates change and the underlying loan is not economically hedged or committed to an investor. We also have exposure to credit loss in the event of contractual non-performance by our trading counterparties in derivative instruments that we use in our rate risk management activities. We aim to manage this credit risk by selecting only counterparties that we believe to be financially strong, spreading the risk among multiple counterparties, by placing contractual limits on the amount of unsecured credit extended to any single counterparty, and by entering into netting agreements with counterparties, as appropriate.

Our financial services and title services businesses may be adversely affected by changes in governmental regulation.

Changes in governmental regulation with respect to mortgage lenders and title service providers could adversely affect the financial results of this portion of our business. Our financial services businesses are subject to numerous federal, state and local laws and regulations, which, among other things: prohibit discrimination and establish underwriting guidelines; provide for audits and inspections; require appraisals and/or credit reports on prospective borrowers and disclosure of certain information concerning credit and settlement costs; establish maximum loan amounts; prohibit predatory lending practices; and regulate the referral of business to affiliated entities. In addition, our title insurance operations are also subject to applicable insurance and banking laws and regulations as well as government audits, examinations and investigations, all of which may limit our ability to provide title services to potential purchasers.

The regulatory environment for mortgage lending is complex and ever changing and has led to an increase in the number of audits, examinations and investigations in the industry. The 2008 housing downturn resulted in numerous changes in the regulatory framework of the financial services industry. More recently, in response to COVID-19, federal agencies, state governments and private lenders are proactively providing relief to borrowers in the housing market by, subject to conditions, suspending home foreclosures and granting payment forbearance, among other things. These relief measures are temporary, but these changes and others could become incorporated into the current regulatory framework. Any changes or new enactments could result in more stringent compliance standards, which could adversely affect our financial condition and results of operations and the market perception of our business. Additionally, if we are unable to originate mortgages for any reason going forward, our customers may experience significant mortgage loan funding issues, which could have a material impact on our homebuilding business and our consolidated financial statements.

The prices of our mortgages could be adversely affected if we lose any of our important commercial relationships.

We have longstanding relationships with members of the lender community from which our borrowers benefit. TMHF plans to continue with these relationships and use the correspondent lender platform as a part of its operational plan. While we believe that our current commercial relationships are strong, if our relationship with any one or more of those banks deteriorates or if one or more of those banks decide to renegotiate or terminate existing agreements or otherwise exit the market, TMHF may be required to increase the price of our products, or modify the range of products TMHF offers, which could cause us to lose customers who may choose other providers based solely on price or fees, which could adversely affect our financial condition and results of operations.

Risks related to our indebtedness

Constriction of the capital markets could limit our ability to access capital and increase our costs of capital.

We fund our operations with cash from operations, capital markets financings and borrowings under our Revolving Credit Facility and other loan facilities. The expansion and development of our business may require significant capital, which we may be unable to obtain. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach, or our costs exceed, expected levels or we have to incur unforeseen capital expenditures to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities. Volatile economic conditions and the constriction of the capital markets could reduce the sources of liquidity available to us and increase our costs of capital. If the size or availability of our banking facilities is reduced in the future, or if we are unable to obtain new, or renew existing, facilities in the future on favorable terms or otherwise access the loan or capital markets, it would have an adverse effect on our liquidity and operations.

Our substantial debt could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our debt-related obligations.

We have a substantial amount of debt. As of December 31, 2022, the total principal amount of our debt (including $306.1 million of indebtedness of TMHF) was $2.5 billion. Our substantial debt could have important consequences for the holders of our Common Stock, including:

- making it more difficult for us to satisfy our obligations with respect to our debt or to our trade or other creditors;

- increasing our vulnerability to adverse economic or industry conditions;

- limiting our ability to obtain additional financing to fund capital expenditures and land acquisitions, particularly when the availability of financing in the capital markets is limited;

- requiring us to pay higher interest rates upon refinancing or on our variable rate indebtedness if interest rates rise;

- requiring a substantial portion of our cash flows from operations and the proceeds of any capital markets offerings or loan borrowings for the payment of interest on our debt thus reducing our ability to use our cash flows to fund working capital, capital expenditures, land acquisitions and general corporate requirements;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

- placing us at a competitive disadvantage to less leveraged competitors.

We cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our Revolving Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot ensure that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations, to fund acquisitions, or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot ensure that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

Restrictive covenants in the agreements governing our Revolving Credit Facility and other indebtedness may restrict our ability to pursue our business strategies.

The agreement governing our Revolving Credit Facility limits our ability, and the terms of any future indebtedness may prohibit or limit our ability, among other things, to:

- incur or guarantee additional indebtedness;

- make certain investments;

- repurchase equity or subordinated indebtedness;

- pay dividends or make distributions on our capital stock;

- sell assets, including capital stock of restricted subsidiaries;

- agree to restrictions on distributions, transfers or dividends affecting our restricted subsidiaries;

- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

- enter into transactions with our affiliates;

- incur liens; and

- designate any of our subsidiaries as unrestricted subsidiaries.

In addition, the indentures governing our Senior Notes contain covenants that, among other things, restrict our ability to incur certain liens securing indebtedness without equally and ratably securing the Senior Notes and enter into certain sale and leaseback transactions, subject to certain exceptions and qualifications.

The agreement governing our new Revolving Credit Facility contains certain "springing" financial covenants that, if triggered, require Taylor Morrison Home III Corporation, a Delaware corporation and our indirect wholly owned subsidiary, and its subsidiaries to comply with a maximum debt to capitalization ratio and a minimum consolidated tangible net worth test. The restrictions contained in the indentures governing all of our Senior Notes and the agreement governing our Revolving Credit Facility could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans.

A breach of any of the restrictive covenants under the agreements governing our Revolving Credit Facility or any of our Senior Notes could allow for the acceleration of both the Revolving Credit Facility and all Senior Notes. If the indebtedness under our Revolving Credit Facility or the Senior Notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness.

The planned discontinuation of LIBOR could affect our borrowing costs.

The London Interbank Offered Rate ("LIBOR") was the primary basis for determining interest payments on borrowings under each of our warehouse facilities and our Revolving Credit Facilities. On March 5, 2021, ICE Benchmark Administration ("IBA") confirmed it would cease publication of Overnight, 1, 3, 6 and 12 month US Dollar LIBOR settings immediately following the LIBOR publication on June 30, 2023. The Alternative Reference Rates Committee, which was convened by the Federal Reserve Board and the New York Federal Reserve, has identified the Secured Overnight Financing Rate ("SOFR") as the recommended risk-free alternative rate for US Dollar LIBOR. In response to the planned discontinuation of LIBOR, our warehouse facilities agreements for facilities A, C, D, and E as well as our Revolving Credit Facilities have been restructured to begin using SOFR as the primary basis for determining interest payments. The agreement for warehouse facility B was also restructured to use the Bloomberg Short-Term

Bank Yield Index ("BSBY") as the primary basis for determining interest payments. The BSBY index is a proprietary index calculated daily as a credit sensitive supplement to manage the spread between funding costs and earned interest on loans.

At this time, it is not possible to predict the full effect that the anticipated discontinuance of LIBOR, or the establishment of alternative reference rates such as SOFR and BSBY, will have on us or our borrowing costs. SOFR and BSBY are relatively new reference rates and their composition and characteristics are not the same as LIBOR. Given the limited history of these rates and potential volatility as compared to other benchmark or market rates, the future performance of these rates cannot be predicted based on historical performance. The consequences of using SOFR and BSBY could include an increase in the cost of our variable rate indebtedness.

Risks related to our organization and structure

Provisions in our charter and by-laws and provisions of Delaware law may delay or prevent our acquisition by a third party, which might diminish the value of our Common Stock. Provisions in our debt agreements may also require an acquirer to refinance our outstanding indebtedness if a change of control occurs.

Our amended and restated certificate of incorporation and our amended and restated by-laws contain certain provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable, including the following:

• the sole ability of the board of directors to fill a vacancy created by the expansion of the board of directors;

• advance notice requirements for stockholder proposals and director nominations;

• limitations on the ability of stockholders to call special meetings and to take action by written consent;

• in certain cases, the approval of holders of at least three-fourths of the shares entitled to vote generally on the making, alteration, amendment or repeal of our certificate of incorporation or by-laws will be required to adopt, amend or repeal our bylaws, or amend or repeal certain provisions of our certificate of incorporation; and

• the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

Section 203 of the Delaware General Corporation Law may affect the ability of an "interested stockholder" to engage in certain business combinations for a period of three years following the time that the stockholder becomes an "interested stockholder." We have elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the Delaware General Corporation Law.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Common Stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Common Stock in an acquisition.

Under our Revolving Credit Facility, a change of control would be an event of default, which would therefore require a third-party acquirer to obtain a facility to refinance any outstanding indebtedness under the Revolving Credit Facility. Under the indentures governing our Senior Notes, if a change of control were to occur, we would be required to make offers to repurchase the Senior Notes at prices equal to 101% of their respective principal amounts. These change of control provisions in our existing debt agreements may also delay or diminish the value of an acquisition by a third party.

Our charter provides to the fullest extent permitted by law that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and our stockholders, which could increase costs to bring a claim, discourage claims or limit the ability of our stockholders to bring a claim in a judicial forum viewed by stockholders as more favorable for disputes with us or our directors, officers or other employees.

Our charter provides to the fullest extent permitted by law that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, as amended from time to time, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine. The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or our directors, officers or other employees, which may discourage such lawsuits against us or our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in our charter will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Exchange Act or the Securities Act or the respective rules and regulations promulgated thereunder.

Any of the above risks could have a material adverse effect on your investment in our Common Stock.

ITEM 1B | UNRESOLVED STAFF COMMENTS

None.

ITEM 2 | PROPERTIES

We lease office facilities for our homebuilding and financial services operations. We lease our corporate headquarters, which is located in Scottsdale, Arizona. At December 31, 2022, the lease on this facility covered a space of approximately 25,000 square feet and expires in December 2027. We have approximately 44 other leases for our other division offices and design centers. For information on land owned and controlled by us for use in our homebuilding activities, please refer to *Item 1—Business—Business Strategy — Land and Development Strategies and Note 4—Real Estate Inventory and Land Deposits* in the Notes to the Consolidated Financial Statements included in this Annual Report.

ITEM 3 | LEGAL PROCEEDINGS

The information required with respect to this item can be found under Note 14—Commitments and Contingencies—Legal Proceedings in the Notes to the Consolidated Financial Statements included in this Annual Report.

ITEM 4 | MINE SAFETY DISCLOSURES

Not applicable.

Part II



ITEM 5 | MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company lists its Common Stock on the New York Stock Exchange (NYSE) under the symbol "TMHC". On February 22, 2023, the Company had 552 holders of record of our Common Stock. This does not include the number of stockholders who hold shares in TMHC through banks, brokers, and other financial institutions.

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our Common Stock with that of the Standard & Poor's 500 Composite Stock Index (the "S&P 500") and the Standard & Poor's Homebuilding Index (the "S&P Homebuilding Index"). The chart assumes $100.00 was invested at the close of market on December 31, 2017, in the Common Stock of Taylor Morrison Home Corporation, the S&P 500 Index and the S&P Homebuilding Index, and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG TMHC, THE S&P 500 AND THE S&P HOMEBUILDING INDEX FROM DECEMBER 31, 2017 TO DECEMBER 31, 2022



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
TMHC	$ 100.00	$ 64.98	$ 89.33	$ 104.82	$ 142.87	$ 124.03
S&P 500	100.00	93.76	120.84	140.49	178.27	143.61
S&P Homebuilding Index	100.00	73.47	102.82	130.23	193.81	136.29

Dividends

We currently intend to use our future earnings to develop our business and for working capital needs and general corporate purposes, to fund our growth, to repay debt and possibly to repurchase shares of our common stock, and do not anticipate paying any cash dividends in the foreseeable future. See *Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations*. We have not previously declared or paid any cash dividends on our Common Stock.

Issuer Purchases of Equity Securities

The Company's stock repurchase program, established on November 5, 2014, allows for repurchases of the Company's Common Stock in open market purchases, privately negotiated transactions or other transactions. The stock repurchase program is subject to prevailing market conditions and other considerations, including our liquidity, the terms of our debt instruments, statutory requirements, planned land investment and development spending, acquisition and other investment opportunities and ongoing capital requirements. Our Board of Directors can increase the amount available for repurchase under the program or extend the program. During the years ended December 31, 2022 and 2021, there were an aggregate of 14,568,364 and 9,918,104 shares of Common Stock repurchased, respectively.

The table below represents our share repurchase activity for the quarter ended December 31, 2022:

PERIOD	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS[1]	APPROXIMATE DOLLAR VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS
				(in thousands)
October 1 to October 31, 2022	1,228,160	24.72	1,228,160	$ 289,637
November 1 to November 30, 2022	399,263	26.30	399,263	279,138
December 1 to December 31, 2022	—	—	—	$ 279,138
Total	1,627,423			

(1) On May 31, 2022, we announced that our Board of Directors authorized a $500 million renewal of our stock repurchase program until December 31, 2023. This authorization replaced the Company's prior $250 million repurchase authorization scheduled to expire on June 30, 2024.

ITEM 6 | [RESERVED]

ITEM 7 | MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

Our principal business is residential homebuilding and the development of lifestyle communities with operations across 11 states. We provide an assortment of homes across a wide range of price points to appeal to an array of consumer groups. We design, build and sell single and multi-family detached and attached homes in traditionally high growth markets for entry level, move-up, and 55-plus active lifestyle buyers. We operate under various brand names including Taylor Morrison, Darling Homes Collection by Taylor Morrison, and Esplanade. We also have a "Build-to-Rent" homebuilding business which operates under the Yardly brand name. In addition, we develop and construct multi-use properties consisting of commercial space, retail, and multi-family properties under the Urban Form brand name. We also have operations which provide financial services to customers through our wholly owned mortgage subsidiary, TMHF, title services through our wholly owned title services subsidiary, Inspired Title, and homeowner's insurance policies through our insurance agency, TMIS. Our business is organized into multiple homebuilding operating components, and a financial services component, all of which are managed as four reportable segments: East, Central, West and Financial Services, as follows:

East	Atlanta, Charlotte, Jacksonville, Naples, Orlando, Raleigh, Sarasota, and Tampa
Central	Austin, Dallas, Denver, and Houston
West	Bay Area, Las Vegas, Phoenix, Portland, Sacramento, Seattle, and Southern California
Financial Services	Taylor Morrison Home Funding, Inspired Title Services and Taylor Morrison Insurance Services

Annual Overview and Business Strategy

We benefit from a well-balanced, diverse mix of our portfolio and operating strategy. Having expanded our market footprint and product positioning in recent years through our acquisitions and smart organic growth, we serve a broad range of consumers. We have a dynamic and flexible operating strategy that allows us to serve our consumers and respond to market conditions, community by community to maximize our financial performance. Since interest rates began rising in early 2022, this flexible but prudent approach has driven important shifts in our pricing strategies, starts volume and land investments as we adapted to the changing market environment to minimize risk and recalibrate affordability.

We adjusted pricing across our portfolio to market conditions to drive sales to turn our inventory while also protecting the value of our backlog. Pricing adjustments were performed in a variety of ways including finance incentives, changes to lot and option premiums, and in some instances base price adjustments. Each community's mix of adjustments was dependent on its backlog, inventory, duration, competitive dynamics, and consumer group. The success of these strategies was evident in our performance results.

Our balance sheet remained strong for the year ended December 31, 2022, with nearly $1.8 billion in total liquidity. We believe we have a balanced capital allocation approach and continue to allocate capital and manage our land portfolio to acquire assets that have attractive characteristics, including good access to schools, shopping, recreation and transportation facilities. In connection with our overall land inventory management and investment process, our management team reviews these considerations, as well as other financial metrics, in order to decide the highest and best use of our capital.

Factors Affecting Comparability of Results

For the years ended December 31, 2022 and 2020, we recognized $13.9 million of gain on extinguishment of debt and $10.2 million of losses on extinguishment of debt, respectively. For the year ended December 31, 2021, we did not incur a gain or loss on extinguishment of debt.

For the years ended December 31, 2022 and 2020, we recognized $24.9 million and $9.6 million in inventory impairment charges. Impairment charges are recorded to Cost of home closings or Cost of land closings on the Consolidated Statement of Operations. For the year ended December 31, 2021, no such impairment charges were incurred.

For the year ended December 31, 2022 we recognized $14.7 million of expense relating to the impairment of our investment in one of our unconsolidated joint ventures. This charge was included in Net loss/(income) from unconsolidated entities on the Consolidated Statement of Operations. For the years ended December 31, 2021 and 2020, no such impairment charges were incurred.

For the years ended December 31, 2022, 2021, and 2020, we recognized $33.2 million, $7.6 million, and $13.8 million in pre-acquisition abandonment charges, respectively. These charges are recorded to Other expense, net on the Consolidated Statement of Operations.

For the year ended December 31, 2022, we recognized a gain of $14.5 million related to land transferred to unconsolidated joint ventures. This gain is recorded in Other expense, net on the Consolidated Statements of Operations. For the years ended December 31, 2021 and 2020, we did not realize such gains.

For the year ended December 31, 2020, we recognized $127.2 million of Transaction Expenses relating to the acquisition of WLH, on the Consolidated Statement of Operations. For the years ended December 31, 2022 and 2021, we did not incur such costs.

Critical Accounting Policies and Estimates

GENERAL

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies that management believes are the most critical to aid in fully understanding and evaluating our reported financial results are critical accounting policies and are described below.

REVENUE RECOGNITION

Revenue is recognized in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. The standard's core principle requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services.

Home and land closings revenue

Under ASC 606, the following steps are applied to determine home closings revenue and land closings revenue recognition: (1) identify the contract(s) with our customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the performance obligation(s) are satisfied. Our home sales transactions, have one contract, with one performance obligation, with each customer to build and deliver a home (or develop and deliver land). Based on the application of the five steps, the following summarizes the timing and manner of home and land sales revenue:

• Revenue from closings of residential real estate is recognized when the buyer has made the required minimum down payment, obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and we have no continuing involvement with the property, which is generally upon the close of escrow. Revenue is reported net of any discounts and incentives.

• Revenue from land sales is recognized when a significant down payment is received, title passes and collectability of the receivable, if any, is reasonably assured, and we have no continuing involvement with the property, which is generally upon the close of escrow.

AMENITY AND OTHER REVENUE

We own and operate certain amenities such as golf courses, club houses, and fitness centers, which require us to provide club members with access to the facilities in exchange for the payment of club dues. We collect club dues and other fees from club members, which are invoiced on a monthly basis. Revenue from our golf club operations is also included in amenity and other revenue. Amenity and other revenue also includes revenue from our Urban Form operations and Build-to-Rent operations.

FINANCIAL SERVICES REVENUE

Mortgage operations and hedging activity related to financial services are not within the scope of Topic 606 and are recognized at the time the related real estate transactions are completed, usually upon the close of escrow. All of the loans TMHF originates are sold to third party investors within a short period of time, on a non-recourse basis. Gains and losses from the sale of mortgages are recognized in accordance with ASC Topic 860-20, *Sales of Financial Assets.* TMHF generally does not have continuing involvement with the transferred assets; therefore, we derecognize the mortgage loans at time of sale, based on the difference between the selling price and carrying value of the related loans upon sale, recording a gain/loss on sale in the period of sale. Also included in Financial services revenue/expenses is the realized and unrealized gains and losses from hedging instruments. ASC Topic 815-25, *Derivatives and Hedging,* requires that all hedging instruments be recognized as assets or liabilities on the balance sheet at their fair value. We do not meet the criteria for hedge accounting; therefore, we account for these instruments as free-standing derivatives, with changes in fair value recognized in Financial services revenue/expenses on the statement of operations in the period in which they occur.

REAL ESTATE INVENTORY VALUATION AND COSTING

Inventory consists of raw land, land under development, homes under construction, completed homes, and model homes, all of which are stated at cost. In addition to direct carrying costs, we also capitalize interest, real estate taxes, and related development costs that benefit the entire community, such as field construction supervision and related direct overhead. Home vertical construction costs are accumulated and charged to Cost of home closings at the time of home closing using the specific identification method. Land acquisition, development, interest, and real estate taxes are allocated to homes and units generally using the relative sales value method. Generally, all overhead costs relating to our materials procurement process, the vertical construction of a home, and construction utilities are considered overhead costs and are allocated on a per unit basis. These costs are capitalized to inventory from the point development begins to the point construction is completed. Changes in estimated costs to be incurred in a community are generally allocated to the remaining lots on a prospective basis. For those communities that have been temporarily closed or development has been discontinued, we do not allocate interest or other costs to the community's inventory until activity resumes. Such costs are expensed as incurred.

The life cycle of the community generally ranges from two to five years, commencing with the acquisition of unentitled or entitled land, continuing through the land development phase and concluding with the sale, construction and delivery of homes. Actual community lives will vary based on the size of the community, the sales absorption rate and whether we purchased the property as raw land or as finished lots.

We capitalize qualifying interest costs to inventory during the development and construction periods. Capitalized interest is charged to Cost of home closings when the related inventory is charged to Cost of home closings.

We assess the recoverability of our inventory in accordance with the provisions of ASC Topic 360, *Property, Plant, and Equipment*. We review our real estate inventory for indicators of impairment on a community-level basis during each reporting period. If indicators of impairment are present for a community, an undiscounted cash flow analysis is generally prepared in order to determine if the carrying value of the assets in that community exceeds the estimated undiscounted cash flows. Generally, if the carrying value of the assets exceeds their estimated undiscounted cash flows, the assets are potentially impaired, requiring at fair value analysis. Our determination of fair value is primarily based on a discounted cash flow model which includes projections and estimates relating to sales prices, construction costs, sales pace, and other factors. However, fair value can be determined through other methods, such as appraisals, contractual purchase offers, and other third party opinions of value. Changes in these expectations may lead to a change in the outcome of our impairment analysis, and actual results may also differ from our assumptions.

In certain cases, we may elect to cease development and/or marketing of an existing community if we believe the economic performance of the community would be maximized by deferring development for a period of time to allow for market conditions to improve. We refer to such communities as long-term strategic assets. The decision may be based on financial and/or operational metrics as determined by us. For those communities that have been temporarily closed or development has been discontinued, we do not allocate interest or other costs to the community's inventory until activity resumes. Such costs are expensed as incurred. If we decide to cease development, we will evaluate the project for impairment and then cease future development and marketing activity until such a time when we believe that market conditions have improved and economic performance can be maximized. Our assessment of the carrying value of our long-term strategic assets typically includes subjective estimates of future performance, including the timing of when development will recommence, the type of product to be offered, and the margin to be realized. In the future, some of these inactive communities may be re-opened while others may be sold.

In the ordinary course of business, we enter into various specific performance agreements to acquire lots. Real estate not owned under these agreements is reflected in Consolidated real estate not owned with a corresponding liability in Liabilities attributable to consolidated real estate not owned in the Consolidated Balance Sheets. As a method of acquiring land in staged takedowns, while limiting risk and minimizing the use of funds from our available cash or other financing sources, we may transfer our right under certain specific performance agreements to entities owned by third parties ("land banking arrangements"). These entities use equity contributions from their owners and/or incur debt to finance the acquisition and development of the land. The entities grant us an option to acquire lots in staged takedowns in return for a cash deposit. We are not legally obligated to purchase the balance of the lots, but would forfeit any existing deposits and could be subject to financial and other penalties if the lots are not purchased. We do not have an ownership interest in these entities or title to their assets and do not guarantee their liabilities. These land banking arrangements help us manage the financial and market risk associated with land holdings.

In some locations where we act as a developer, we occasionally purchase land that includes commercially zoned parcels or areas designated for school or government use, which we typically sell to commercial developers or municipalities, as applicable. We also sell residential lots or land parcels to manage our land and lot supply on larger tracts of land. Land is considered held for sale once we intend to actively sell a parcel or the parcel is under contract to sell. Land held for sale is recorded at the lower of cost or fair value less costs to sell. In determining the value of land held for sale, we consider recent offers received, prices for land in recent comparable sales transactions, and other factors. We record fair value adjustments for land held for sale within Cost of land closings on the Consolidated Statement of Operations.

INSURANCE COSTS, SELF-INSURANCE RESERVES AND WARRANTY RESERVES

We have certain deductible limits for each of our policies under our workers' compensation, automobile, and general liability insurance policies, and we record warranty expense and liabilities for the estimated costs of potential claims for construction defects. The excess liability limits are aggregated annually and applied in excess of automobile liability, employer's liability under workers compensation and general liability policies. We also generally require our subcontractors and design professionals to indemnify us and provide evidence of insurance for liabilities arising from their work, subject to certain limitations. We are the parent of Beneva Indemnity Company ("Beneva"), which provides insurance coverage for construction defects discovered up to ten years following the close of a home, coverage for premise operations risk, and from time to time, property damage. We accrue for the expected costs associated with the deductibles and self-insured amounts under our various insurance policies based on historical claims, estimates for claims incurred but not reported, and potential for recovery of costs from insurance and other sources. The estimates are subject to significant variability due to factors, such as claim settlement patterns, litigation trends, and the extended period of time in which a construction defect claim might be made after the closing of a home.

We offer a one-year limited warranty to cover various defects in workmanship or materials, a two-year limited warranty on certain systems (such as electrical or cooling systems), and a ten-year limited warranty on structural defects. In addition, any outstanding warranties which were offered by our acquired companies are also honored. Warranty reserves are established as homes close in an amount estimated to be adequate to cover expected costs of materials and outside labor during warranty periods. Our warranty is not considered a separate deliverable in the sales arrangement since it is not priced apart from the home; therefore, it is accounted for in accordance with ASC Topic 450, *Contingencies,* which states that warranties that are not separately priced are generally accounted for by accruing the estimated costs to fulfill the warranty obligation. The amount of revenue related to the product is recognized in full upon the delivery of the home if all other criteria for revenue recognition have been met. As a result, we accrue the estimated costs to fulfill the warranty obligation at the time a home closes, as a component of Cost of home closings on the Consolidated Statements of Operations.

Our loss reserves for self-insured claims insured by Beneva are based on factors that include an actuarial study for structural, historical and anticipated claims, trends related to similar product types, number of home closings, and geographical areas. We also provide third-party warranty coverage on homes where required by FHA or VA lenders. We regularly review the reasonableness and adequacy of our reserves and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available. Self-insurance and warranty reserves are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets.

We have not made any material changes in our methodology or significant assumptions used to establish our warranty reserves during these periods. In the event of a specific claim such as a construction defect for a community, we adjust our reserves accordingly, taking into consideration items such as the number of homes affected, the costs associated with each repair and the effectiveness of the repairs. Due to the degree of judgment required in making these estimates and the inherent uncertainty in potential outcomes, it is reasonably possible that actual costs could differ from those recorded and such differences could be material, resulting in a change in future estimated reserves.

INVESTMENTS IN UNCONSOLIDATED ENTITIES AND VARIABLE INTEREST ENTITIES (VIES)

We are involved in joint ventures with independent third parties for real estate development, homebuilding and mortgage lending activities. We use the equity method of accounting for entities over which we exercise significant influence but do not have a controlling interest over the operating and financial policies of the investee. For unconsolidated entities in which we function as the managing member, we have evaluated the rights held by our joint venture partners and determined that they have substantive participating rights that preclude the presumption of control. For these unconsolidated joint ventures, our share of net earnings or losses is included in Net loss/(income) from unconsolidated entities on the Consolidated Statement of Operations when earned and distributions are credited against our Investment in unconsolidated entities on the Consolidated Balance Sheets when received.

We evaluate our investments in unconsolidated joint ventures for indicators of impairment. A series of operating losses of an investee or other factors may indicate that a decrease in value of our investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized, if any, is the excess of the investment's carrying amount over its estimated fair value. Additionally, we consider various qualitative factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include age of the venture, stage in its life cycle, our intent and ability to recover our investment in the unconsolidated entity, financial condition and long-term prospects of the unconsolidated entity, short-term liquidity needs of the unconsolidated entity, trends in the general economic environment of the land, entitlement status of the land held by the unconsolidated entity, overall projected returns on investment, defaults under contracts with third parties (including bank debt), recoverability of the investment through future cash flows and relationships with the other partners. If we believe that the decline in the fair value of the investment is temporary, then no impairment is recorded.

In the ordinary course of business, we enter into land and lot option purchase contracts in order to procure land or lots for the construction of homes. Lot option contracts enable us to control significant lot positions with a minimal initial capital investment and substantially reduce the risks associated with land ownership and development. In accordance with ASC Topic 810, *Consolidation*, we have concluded that when we enter into an option or purchase agreement to acquire land or lots and pay a non-refundable deposit, a VIE may be created because we are deemed to have provided subordinated financial support that will absorb some or all of an entity's expected losses if they occur. If we are the primary beneficiary of the VIE, we consolidate the VIE in our Consolidated Financial Statements and reflect such assets and liabilities as Consolidated real estate not owned and Liabilities attributable to consolidated real estate not owned, respectively, in the Consolidated Balance Sheets.

VALUATION OF DEFERRED TAX ASSETS

We account for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized based on future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted. Changes in existing federal and state tax laws and corporate income tax rates could affect future tax results and the realization of deferred tax assets over time.

In accordance with ASC Topic 740-10, *Income Taxes*, we evaluate our deferred tax assets by tax jurisdiction, including the benefit from net operating loss ("NOL") carryforwards by tax jurisdiction, to determine if a valuation allowance is required. Companies must assess, using significant judgments, whether a valuation allowance should be established based on the consideration of all available evidence using a "more likely than not" standard with significant weight being given to evidence that can be objectively verified. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the length of statutory carryforward periods, experience with operating losses and experience of utilizing tax credit carryforwards and tax planning alternatives. We have not made any material changes in our methodology used to establish our valuation allowance during these periods. If a specific event or transaction were to occur that impacts our valuation allowance, we would reassess the evidence and adjust the allowance accordingly. Although management believes our valuation allowance is reasonable, no assurance can be given that the final tax outcome of these matters will not be different from our current valuation of our deferred tax assets and it is reasonably possible that such differences could be material, resulting in a change in future valuations.

Results of Operations

The following table sets forth our results of operations for the periods presented:

		YEAR ENDED DECEMBER 31,	
(Dollars in thousands, except per share information)	**2022**	**2021**	**2020**
Statements of Operations Data:			
Home closings revenue, net	$ 7,889,371	$ 7,171,433	$ 5,863,652
Land closings revenue	81,070	99,444	65,269
Financial services revenue	135,491	164,615	155,827
Amenity and other revenue	118,985	65,773	44,572
Total revenue	$ 8,224,917	$ 7,501,265	$ 6,129,320
Cost of home closings	5,904,458	5,713,905	4,887,757
Cost of land closings	63,644	83,853	64,432
Financial services expenses	83,960	101,848	88,910
Amenity and other expenses	80,489	53,778	44,002
Total cost of revenues	$ 6,132,551	$ 5,953,384	$ 5,085,101
Gross margin	2,092,366	1,547,881	1,044,219
Sales, commissions and other marketing costs	398,074	400,376	377,496
General and administrative expenses	245,138	267,966	194,879
Net loss/(income) from unconsolidated entities	14,184	(11,130)	(11,176)
Interest expense/(income), net	17,674	3,792	(1,606)
Other expense, net	38,497	23,769	23,092
Transaction expenses	—	—	127,170
(Gain)/loss on extinguishment of debt, net	(13,876)	—	10,247
Income before income taxes	$ 1,392,675	$ 863,108	$ 324,117
Income tax provision	336,428	180,741	74,590
Net income before allocation to non-controlling interests	$ 1,056,247	$ 682,367	$ 249,527
Net income attributable to non-controlling interests — joint ventures	(3,447)	(19,341)	(6,088)
Net income available to Taylor Morrison Home Corporation	$ 1,052,800	$ 663,026	$ 243,439
Home closings gross margin	25.2%	20.3%	16.6%
Average sales price per home closed	$ 624	$ 524	$ 468
Sales, commissions and other marketing costs as a percentage of home closings revenue, net	5.1%	5.6%	6.4%
General and administrative expenses as a percentage of home closings revenue, net	3.1%	3.7%	3.3%
Effective income tax rate	24.2%	20.9%	23.0%
Earnings per common share —			
Basic	$ 9.16	$ 5.26	$ 1.90
Diluted	$ 9.06	$ 5.18	$ 1.88

Non-GAAP Measures

In addition to the results reported in accordance with GAAP, we have provided information in this annual report relating to: (i) adjusted net income and adjusted earnings per common share, (ii) adjusted income before income taxes and related margin, (iii) adjusted home closings gross margin, (iv) EBITDA and adjusted EBITDA and (v) net homebuilding debt to capitalization ratio.

Adjusted net income, adjusted earnings per common share and adjusted income before income taxes and related margin are non-GAAP financial measures that reflect the net income/(loss) available to the Company excluding, to the extent applicable in a given period, the impact of inventory impairment charges, impairment of investment in unconsolidated entities, pre-acquisition abandonment charges and gains on land transfers and extinguishment of debt, net, and in the case of adjusted net income and adjusted earnings per common share, the tax impact due to such items.

EBITDA and Adjusted EBITDA are non-GAAP financial measures that measure performance by adjusting net income before allocation to non-controlling interests to exclude interest expense/(income), net, amortization of capitalized interest, income taxes, depreciation and amortization (EBITDA), non-cash compensation expense, if any, inventory impairment charges, impairment of investments in unconsolidated entities, pre-acquisition abandonment charges, and gains on land transfers and extinguishment of debt, net.

Net homebuilding debt to capitalization ratio is a non-GAAP financial measure we calculate by dividing (i) total debt, plus unamortized debt issuance cost/(premium), net, and less mortgage warehouse borrowings, net of unrestricted cash and cash equivalents, by (ii) total capitalization (the sum of net homebuilding debt and total stockholders' equity).

Adjusted home closings gross margin is a non-GAAP financial measure based on GAAP home closings gross margin (which is inclusive of capitalized interest), excluding inventory impairment charges.

Beginning with the fourth quarter of 2022, we are excluding the impact of pre-acquisition abandonment charges and impairment of investments in unconsolidated entities from our calculation of adjusted net income, adjusted earnings per common share, adjusted income before income taxes and related margin, and Adjusted EBITDA, as we believe such adjustments are not characteristic of our ongoing operations and that such presentation is consistent with other companies in the homebuilding industry, thereby facilitating a comparison of our performance with peers. Prior-period measures have been recast to reflect the revised calculation.

Management uses these non-GAAP financial measures to evaluate our performance on a consolidated basis, as well as the performance of our regions, and to set targets for performance-based compensation. We also use the ratio of net homebuilding debt to total capitalization as an indicator of overall leverage and to evaluate our performance against other companies in the homebuilding industry. In the future, we may include additional adjustments in the above-described non-GAAP financial measures to the extent we deem them appropriate and useful to management and investors.

We believe that adjusted net income, adjusted earnings per common share, adjusted income before income taxes and related margin, as well as EBITDA and adjusted EBITDA, are useful for investors in order to allow them to evaluate our operations without the effects of various items we do not believe are characteristic of our ongoing operations or performance and also because such metrics assist both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA also provides an indicator of general economic performance that is not affected by fluctuations in interest rates or effective tax rates, levels of depreciation or amortization, or unusual items. Because we use the ratio of net homebuilding debt to total capitalization to evaluate our performance against other companies in the homebuilding industry, we believe this measure is also relevant and useful to investors for that reason. We believe that adjusted home closings gross margin is useful to investors because it allows investors to evaluate the performance of our homebuilding operations without the varying effects of items or transactions we do not believe are characteristic of our ongoing operations or performance.

These non-GAAP financial measures should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures of our operating performance or liquidity. Although other companies in the homebuilding industry may report similar information, their definitions may differ. We urge investors to understand the methods used by other companies to calculate similarly-titled non-GAAP financial measures before comparing their measures to ours.

A reconciliation of adjusted net income, adjusted earnings per common share, adjusted income before income taxes and related margin, adjusted home closings gross margin, EBITDA, Adjusted EBITDA, and ratio of net homebuilding debt to total capitalization to the comparable GAAP measures follows.

Adjusted Net Income and Adjusted Earnings Per Share

	YEAR ENDED DECEMBER 31,	
(Dollars in thousands, except per share data)	**2022**	**2021**
Net income available to TMHC	$ 1,052,800	$ 663,026
Inventory impairment charges[1]	24,870	—
Impairment of investment in unconsolidated entities[2]	14,714	—
Pre-acquisition abandonment charges[3]	33,240	7,553
Gain on land transfers[3]	(14,508)	—
Gain on extinguishment of debt, net[4]	(13,876)	—
Tax impact due to above non-GAAP reconciling items	(10,654)	(1,795)
Adjusted net income — Basic	$ 1,086,586	$ 668,784
Basic weighted average number of shares	114,982	126,077
Adjusted earnings per common share — Basic	$ 9.45	$ 5.30
Diluted weighted average number of shares	116,221	128,019
Adjusted earnings per common share — Diluted	$ 9.35	$ 5.22

[1]Included in Cost of home closings on the Consolidated Statement of Operations
[2]Included in Net loss/(income) from unconsolidated entities on the Consolidated Statement of Operations
[3]Included in Other expense, net on the Consolidated Statement of Operations
[4]Included in Gain on extinguishment of debt, net on the Consolidated Statement of Operations

Adjusted Income Before Income Taxes and Related Margin

	YEAR ENDED DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Income before income taxes	$ 1,392,675	$ 863,108
Inventory impairment charges	24,870	—
Impairment of investment in unconsolidated entities	14,714	—
Pre-acquisition abandonment charges	33,240	7,553
Gain on land transfers	(14,508)	—
Gain on extinguishment of debt, net	(13,876)	—
Adjusted income before income taxes	$ 1,437,115	$ 870,661
Total revenues	$ 8,224,917	$ 7,501,265
Income before income taxes margin	16.9%	11.5%
Adjusted income before income taxes margin	17.5%	11.6%

Adjusted Home Closings Gross Margin

	YEAR ENDED DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Home closings revenue	$ 7,889,371	$ 7,171,433
Cost of home closings	5,904,458	5,713,905
Home closings gross margin	$ 1,984,913	$ 1,457,528
Inventory impairment charges	24,870	—
Adjusted home closings gross margin	$ 2,009,783	$ 1,457,528
Home closings gross margin as a percentage of home closings revenue	25.2%	20.3%
Adjusted home closings gross margin as a percentage of home closings revenue	25.5%	20.3%

EBITDA and Adjusted EBITDA Reconciliation

	TWELVE MONTHS ENDED DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Net income before allocation to non-controlling interests	$ 1,056,247	$ 682,367
Interest expense, net	17,674	3,792
Amortization of capitalized interest	138,460	149,733
Income tax provision	336,428	180,741
Depreciation and amortization	7,565	8,138
EBITDA	$ 1,556,374	$ 1,024,771
Non-cash compensation expense	26,901	19,943
Inventory impairment charges	24,870	—
Impairment of investment in unconsolidated entities	14,714	—
Pre-acquisition abandonment charges	33,240	7,553
Gain on land transfers	(14,508)	—
Gain on extinguishment of debt, net	(13,876)	—
Adjusted EBITDA	$ 1,627,715	$ 1,052,267
Total revenues	$ 8,224,917	$ 7,501,265
Net income before allocation to non-controlling interests as a percentage of total revenue	12.8%	9.1%
EBITDA as a percentage of total revenues	18.9%	13.7%
Adjusted EBITDA as a percentage of total revenues	19.8%	14.0%

Debt to Capitalization Ratios Reconciliation

	AS OF DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Total debt	$ 2,483,861	$ 3,302,124
Plus: unamortized debt issuance cost/(premium), net	10,767	(2,322)
Less: mortgage warehouse borrowings	(306,072)	(413,887)
Total homebuilding debt	$ 2,188,556	$ 2,885,915
Total equity	4,646,859	3,970,982
Total capitalization	$ 6,835,415	$ 6,856,897
Total homebuilding debt to capitalization ratio	32.0%	42.1%
Total homebuilding debt	$ 2,188,556	$ 2,885,915
Less: cash and cash equivalents	$ (724,488)	$ (832,821)
Net homebuilding debt	$ 1,464,068	$ 2,053,094
Total equity	4,646,859	3,970,982
Total capitalization	$ 6,110,927	$ 6,024,076
Net homebuilding debt to capitalization ratio	24.0%	34.1%

The following tables and related discussion set forth key operating and financial data for our operations as of and for the fiscal years ended December 31, 2022 and 2021. For similar operating and financial data and discussion of our fiscal 2021 results compared to our fiscal 2020 results, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022, and is incorporated herein by reference.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The results for the years ended December 31, 2022 and 2021 were impacted by various macro economic conditions. From the second half of 2020 through the first quarter of 2022, demand for housing increased nationwide. Subsequently, multiple increases in mortgage interest rates beginning in March 2022 have caused buyer apprehension and affordability concerns, resulting in an increase in cancellations and decline in sales orders. We believe these conditions have impacted us throughout the year, however the multiple increases in interest rates by the Federal Reserve during 2022 impacted our net sales orders and cancellations, for the second half of the year in particular. The overall strong demand for housing in the prior year and earlier part of 2022 allowed us to utilize pricing strategies that mitigated increases in costs. During the second half of 2022, we began offering various incentives, including pricing concessions in certain markets and financing incentives through mortgage rate locks, to secure closings and drive new sales orders. Despite the pricing pressure experienced in the second half of the year, the average sales price for 2022 net sales orders, backlog, and homes closed all increased compared to the prior year. We continue to experience market wide supply chain disruptions, trade labor shortages, and high costs related to materials due to inflationary impacts. These supply chain delays and labor shortages have extended our build cycle times. To combat this, several markets have shifted to a strategy of selling spec homes, which allows the homes to be further along the cycle time before releasing them to be sold. Operational information related to each period is presented below:

ENDING ACTIVE SELLING COMMUNITIES

	YEAR ENDED DECEMBER 31,		
	2022	**2021**	**Change**
East	106	123	(13.8)%
Central	104	102	2.0
West	114	105	8.6
Total	324	330	(1.8)%

Ending active selling communities as of December 31, 2022 decreased by 1.8% when compared to the same period in the prior year. The decrease was primarily attributable to early community close outs resulting from the strong housing demand experienced throughout 2021.

NET SALES ORDERS

	YEAR ENDED DECEMBER 31,								
(Dollars in thousands)	NET SALES ORDERS[1]			SALES VALUE[1]			AVERAGE SELLING PRICE		
	2022	**2021**	**CHANGE**	**2022**	**2021**	**CHANGE**	**2022**	**2021**	**CHANGE**
East	4,128	5,395	(23.5)%	$ 2,504,696	$ 2,940,724	(14.8)%	$ 607	$ 545	11.4%
Central	2,289	3,800	(39.8)	1,478,528	2,277,842	(35.1)	646	599	7.8
West	3,070	5,215	(41.1)	2,212,999	3,482,557	(36.5)	721	668	7.9
Total	9,487	14,410	(34.2)%	$ 6,196,223	$ 8,701,123	(28.8)%	$ 653	$ 604	8.1%

[1] Net sales orders and sales value represent the number and dollar value, respectively, of new sales contracts executed with customers, net of cancellations.

The number of net sales orders decreased by 34.2% for the year ended December 31, 2022, compared to the prior year. The decrease in the number of net sales orders was primarily the result of the change in economic conditions and home buyer apprehensions due to rising mortgage interest rates and inflationary pressures. We experienced sales price appreciation in the first half of 2022. In the second half 2022, we began offering pricing incentives or discounts in certain markets which caused the average selling price to decrease, partially offsetting the price appreciation experienced in the first half of the year, resulting in an overall increase of 8.1% for the year ended December 31, 2022 compared to the prior year.

SALES ORDER CANCELLATIONS

	YEAR ENDED DECEMBER 31,	
	Cancellation Rate [1]	
	2022	**2021**
East	8.5%	5.6%
Central	18.5%	7.2%
West	15.9%	6.9%
Total Company	13.5%	6.5%

[1] Cancellation rate represents the number of canceled sales orders divided by gross sales orders.

The total company cancellation rate for the year ended December 31, 2022 increased to 13.5% from 6.5%, compared to the prior year. This increase in cancellations is due to increases in mortgage interest rates, buyer apprehension, and other macro economic conditions such as inflation.

SALES ORDER BACKLOG

	AS OF DECEMBER 31,								
(Dollars in thousands)	SOLD HOMES IN BACKLOG [1]			SALES VALUE			AVERAGE SELLING PRICE		
	2022	2021	CHANGE	2022	2021	CHANGE	2022	2021	CHANGE
East	2,583	3,219	(19.8)%	$ 1,733,062	$ 1,902,318	(8.9)%	$ 671	$ 591	13.5%
Central	1,717	2,787	(38.4)	1,211,493	1,747,834	(30.7)	706	627	12.6
West	1,654	3,108	(46.8)	1,119,432	2,106,984	(46.9)	677	678	(0.1)
Total	5,954	9,114	(34.7)%	$ 4,063,987	$ 5,757,136	(29.4)%	$ 683	$ 632	8.1%

[1]   Sales order backlog represents homes under contract for which revenue has not yet been recognized at the end of the period (including homes sold but not yet started). Some of the contracts in our sales order backlog are subject to contingencies including mortgage loan approval and buyers selling their existing homes, which can result in future cancellations.

Total backlog units and total sales value decreased by 34.7% and 29.4% at December 31, 2022, respectively, compared to December 31, 2021. The decrease in sold homes in backlog is primarily the result of a decrease in net sales as well as an increase in cancellations. Despite a lower number of sold homes in backlog and total sales value, the average selling price of homes in backlog increased by 8.1% as a result of sales price appreciation from the first half of 2022.

HOME CLOSINGS REVENUE

	YEAR ENDED DECEMBER 31,								
(Dollars in thousands)	HOMES CLOSED			HOME CLOSINGS REVENUE, NET			AVERAGE SELLING PRICE		
	2022	2021	CHANGE	2022	2021	CHANGE	2022	2021	CHANGE
East	4,764	5,011	(4.9)%	$ 2,673,951	$ 2,358,842	13.4%	$ 561	$ 471	19.1%
Central	3,359	3,411	(1.5)	2,014,869	1,730,157	16.5	600	507	18.3
West	4,524	5,277	(14.3)	3,200,551	3,082,434	3.8	707	584	21.1
Total	12,647	13,699	(7.7)%	$ 7,889,371	$ 7,171,433	10.0%	$ 624	$ 524	19.1%

The number of homes closed decreased by 7.7%, while home closings revenue, net increased by 10.0%, for the year ended December 31, 2022, compared to the prior year. The decrease in the number of homes closed is primarily due to an increase in cancellations in the current year period compared to the prior year period. Supply chain disruptions and labor availability elongated our build cycle times which also contributed to the decrease in homes closed for the current year. The increase in home closings revenue, net is a result of sales price appreciation which caused average selling prices to increase by 19.1% for the year ended December 31, 2022.

LAND CLOSINGS REVENUE

	YEAR ENDED DECEMBER 31,		
(Dollars in thousands)	2022	2021	Change
East	$ 44,305	$ 45,080	$ (775)
Central	9,861	11,532	(1,671)
West	26,904	42,832	(15,928)
Total	$ 81,070	$ 99,444	$(18,374)

We generally purchase land and lots with the intent to build and sell homes. However, in some locations where we act as a developer, we occasionally purchase land that includes commercially zoned parcels or areas designated for school or government use, which we typically sell to commercial developers or municipalities, as applicable. We also sell residential lots or land parcels to manage our land and lot supply on larger tracts of land or if we determine certain properties no longer fit our strategic plans. Land and lot sales occur at various intervals and varying degrees of profitability. Therefore, the revenue and gross margin from land closings will fluctuate from period to period, depending on market conditions and opportunities. The land closings revenue in the East for the year ended December 31, 2022 was due to the sale of certain commercial assets as well as the sale of residential lots in our Florida market. In the prior year, the land closings revenue in the West was
due to the sale of certain projects in our Oregon, Washington, and Arizona markets.

AMENITY AND OTHER REVENUE

	YEAR ENDED DECEMBER 31,		
(Dollars in thousands)	2022	2021	CHANGE
East	$ 21,503	$20,026	$ 1,477
Central	—	—	—
West	1,398	1,355	43
Corporate	96,084	44,392	51,692
Total	$118,985	$65,773	$53,212

Several of our communities operate amenities such as golf courses, club houses, and fitness centers. We provide club members access to the amenity facilities and other services in exchange for club dues and fees. Our Corporate region includes the activity relating to our Build-To-Rent and Urban Form operations. The increase in amenity and other revenue for the year ended December 31, 2022 in Corporate is due to the sale of an asset relating to our Urban Form Operations as well as the sale of a Build-To-Rent project.

SEGMENT HOME CLOSINGS GROSS MARGINS AND ADJUSTED GROSS MARGINS

The following table sets forth a reconciliation of adjusted home closings gross margin to GAAP home closings gross margin on a segment basis (see "Non-GAAP Measures" above for additional information about our use of non-GAAP measures).

FOR THE YEAR ENDED DECEMBER 31,

(Dollars in thousands)	EAST		CENTRAL		WEST		TOTAL	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**
Home closings revenue, net	$ 2,673,951	$ 2,358,842	$ 2,014,869	$ 1,730,157	$ 3,200,551	$ 3,082,434	$ 7,889,371	$ 7,171,433
Cost of home closings	1,963,177	1,852,186	1,522,353	1,391,488	2,418,928	2,470,231	5,904,458	5,713,905
Home closings gross margin	$ 710,774	$ 506,656	$ 492,516	$ 338,669	$ 781,623	$ 612,203	$ 1,984,913	$ 1,457,528
Inventory impairment charges	—	—	—	—	24,870	—	24,870	—
Adjusted home closings gross margin	$ 710,774	$ 506,656	$ 492,516	$ 338,669	$ 806,493	$ 612,203	$ 2,009,783	$ 1,457,528
Home closings gross margin as a percentage of home closings revenue	26.6%	21.5%	24.4%	19.6%	24.4%	19.9%	25.2%	20.3%
Adjusted home closings gross margin as a percentage of home closings revenue	26.6%	21.5%	24.4%	19.6%	25.2%	19.9%	25.5%	20.3%

Home closings gross margin increased 490 basis points to 25.2% for the year ended December 31, 2022, compared to 20.3% in the prior year. The increase is a reflection of operational enhancements, acquisition synergies and pricing power in excess of inflationary cost pressure. Partially offsetting these increases, for the year ended December 31, 2022, certain communities in the West segment were impaired due to the reduced demand for new homes in the second half of 2022, declining margins in affected communities, as well as inflated costs to complete.

FINANCIAL SERVICES

The following is a summary for the periods presented of financial services income before income taxes as well as supplemental data:

YEAR ENDED DECEMBER 31,

(In thousands, except the number of loan originations)	2022	2021	CHANGE
Financial services revenue	$ 96,101	$ 131,305	(26.8)%
Title services and other revenue	39,390	33,310	18.3%
Total financial services revenue	135,491	164,615	(17.7)%
Financial services net income from unconsolidated entities	5,271	8,644	(39.0)%
Total revenue	140,762	173,259	(18.8)%
Financial services expenses	83,960	101,848	(17.6)%
Financial services income before income taxes	$ 56,802	$ 71,411	(20.5)%
Total originations:			
Loans	6,854	9,464	(27.6)%
Principal	$ 3,087,465	$ 3,766,675	(18.0)%

	YEAR ENDED DECEMBER 31,	
	2022	**2021**
Supplemental data:		
Average FICO score	753	751
Funded origination breakdown:		
Government (FHA, VA, USDA)	17%	17%
Other agency	77%	80%
Total agency	94%	97%
Non-agency	6%	3%
Total funded originations	100%	100%

Total financial services revenue decreased by 17.7% for the year ended December 31, 2022, compared to the prior year. The decrease in total financial services revenue was a result of lower home mortgage originations and lower home closings during the period compared to the prior year.

SALES, COMMISSIONS AND OTHER MARKETING COSTS

Sales, commissions and other marketing costs, as a percentage of home closings revenue, net, for the year ended December 31, 2022 decreased to 5.1% from 5.6%, compared to the prior year. The decrease was primarily driven by leverage in controllable sales and marketing costs.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as a percentage of home closings revenue, net, decreased to 3.1% from 3.7% for the year ended December 31, 2022, compared to the prior year. The decrease was primarily due to the increase in home closings revenue, along with lower performance-based compensation costs.

NET LOSS/(INCOME) FROM UNCONSOLIDATED ENTITIES

We had a net loss from unconsolidated entities of $14.2 million and net income from unconsolidated entities of $11.1 million for the years ended December 31, 2022 and 2021, respectively. The net loss from unconsolidated entities for the year ended December 31, 2022 is a primarily a result of an impairment charge of $14.7 million on one of our joint ventures. In addition, during 2022 we made several new investments in unconsolidated joint ventures which have yet to yield returns.

INTEREST EXPENSE, NET

Interest expense, net was $17.7 million and $3.8 million for the years ended December 31, 2022 and 2021, respectively. Interest expense, net includes interest earned on cash balances offset by interest incurred but not capitalized on our long-term debt and other borrowings, such as the land banking arrangements. The increase in interest expense for the year ended December 31, 2022 is primarily a result of a higher volume of land banking arrangements in the current year compared to the prior year.

OTHER EXPENSE, NET

Other expense, net for the year ended December 31, 2022 and 2021 was $38.5 million and $23.8 million, respectively. In the current year, this mainly consisted of $33.2 million of pre-acquisition abandonment charges on projects we are no longer pursuing as a result of declining market conditions which no longer made the projects profitable. This amount was partially offset by

$14.5 million of other income attributable to gains from transfers of land to unconsolidated joint ventures. In the prior year, this mainly consisted of insurance loss expense.

Gain on Extinguishment of Debt, Net

We had a gain on extinguishment of debt, net for the year ended December 31, 2022 of $13.9 million, and no extinguishment of debt for the year ended December 31, 2021. During the year ended December 31, 2022, we entered into a cash tender offer for the 6.625% Senior Notes due 2027, and as a result of the early redemption, we recorded a total net gain of $14.7 million. This was partially offset by the early redemption of our 5.875% Senior Notes due 2023 which resulted in $0.8 million of net loss on extinguishment of debt.

Income Tax Provision

Our effective tax rate was 24.2% and 20.9% for the years ended December 31, 2022 and December 31, 2021, respectively. Our effective rate for both years was affected by a number of factors including state income taxes and energy tax credits relating to homebuilding activities. The effective tax rate for the year ended December 31, 2021 was favorably impacted by tax benefits from the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") which contains a number of economic relief provisions in response to the COVID-19 pandemic.

Net Income

Net income before allocation to non-controlling interests and diluted earnings per share for the year ended December 31, 2022 were $1.1 billion and $9.06, respectively. Net income before allocation to non-controlling interests and diluted earnings per share for the year ended December 31, 2021 were $0.7 billion and $5.18, respectively. The increases in net income and diluted earnings per share in the current year compared to the prior year was primarily attributable to higher home closings revenues, net, and higher gross margin dollars. In addition, 2022 included a gain on the extinguishment of debt which positively impacted net income and earnings per share.

Liquidity and Capital Resources

LIQUIDITY

We finance our operations through the following:

- Cash generated from operations;

- Borrowings under our Revolving Credit Facilities;

- Our various series of Senior Notes;

- Mortgage warehouse facilities;

- Project-level real estate financing (including non-recourse loans, land banking, and joint ventures); and

- Performance, payment and completion surety bonds, and letters of credit.

Cash flows for each of our communities depend on the status of the development cycle and can differ substantially from reported earnings. Early stages of development or expansion require significant cash expenditures for land acquisitions, on and off-site development, construction of model homes, general landscaping and other amenities. Because these costs are a component of our inventory and are not recognized in our statement of operations until a home closes, we incur significant cash outflows prior to recognition of earnings.

We redeemed various senior notes during 2022. Approximately $623.0 million of aggregate principal amounts of our 5.875% Senior Notes due 2023 and 6.625% Senior Notes due 2027 were redeemed using a combination of cash on hand and borrowings on our $1.0 billion Revolving Credit Facility. As a result, we recorded an aggregate net gain on extinguishment of debt of $13.9 million for the year ended December 31, 2022. Refer to *Note 8—Debt* in the Notes to the Consolidated Financial Statements included in this annual report for additional details regarding these redemptions.

The table below summarizes our total cash and liquidity as of the dates indicated (in thousands):

	AS OF DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Total cash, excluding restricted cash	$ 724,488	$ 832,821
$1.0 Billion Revolving Credit Facility availability	1,000,000	800,000
$100 Million Revolving Credit Facility availability	100,000	68,471
Letters of credit outstanding	(69,249)	(58,738)
Revolving Credit Facilities availability	1,030,751	809,733
Total liquidity	$ 1,755,239	$ 1,642,554

We believe we have adequate capital resources from cash generated from operations and sufficient access to external financing sources from borrowings under our Revolving Credit Facilities to conduct our operations for the next twelve months. Beyond the next twelve months, our primary demand for funds will be for payments of our long-term debt as it becomes due, land purchases, lot development, home and amenity construction, long-term capital investments, investments in our joint ventures, and repurchases of common stock. We believe we will generate sufficient cash from our operations to meet the demands for such payments, however we may also access the capital markets to obtain additional liquidity through debt and equity offerings or refinance debt to secure capital for such long-term demands.

MATERIAL CASH REQUIREMENTS

We have various contractual obligations with commitments to pay third parties, including but not limited to our debt facilities, land purchase and land banking contracts, and leases. These obligations impact our liquidity and capital resource needs and are presented in the table below. Our short-term demands are cash requirements for the next twelve months and long-term demands are cash requirements beyond twelve months.

	CASH REQUIREMENTS		
(Dollars in thousands)	TOTALS	SHORT-TERM DEMANDS	LONG-TERM DEMANDS
Lease obligations	$ 355,707	28,938	$ 326,769
Land purchase contracts and lot options and land banking arrangements	1,485,678	517,716	967,962
Senior notes	1,827,070	—	1,827,070
Other debt outstanding	667,558	503,367	164,191
Estimated interest expense [1]	513,503	123,967	389,536
Totals	$4,849,516	$1,173,988	$3,675,528

(1) Estimated interest expense amounts for debt outstanding at the respective contractual interest rates, the weighted average of which was 5.2% as of December 31, 2022.

In addition to our contractual obligations, we also have forecasted operational cash outlays on items such as future land purchases or common stock repurchases, to maintain our strategic growth and returns to our investors. Management expects to invest approximately $1.6 billion in land acquisition and development during the next twelve months which is consistent with our spend during 2022. As of December 31, 2022 we had approximately $279.1 million remaining on our share repurchase authorization, which expires on December 31, 2023.

CASH FLOW ACTIVITIES

Operating Cash Flow Activities

Our net cash provided by operating activities was $1.1 billion for the year ended December 31, 2022 compared to $0.4 billion for the year ended December 31, 2021. The increase in cash provided by operating activities was primarily attributable an increase in net income and decreased spend on real estate inventory and land deposits, as well as a decrease in the amount of mortgages held for sale, prepaid expenses and other assets during fiscal 2022.

Investing Cash Flow Activities

Net cash used in investing activities was $14.9 million for the year ended December 31, 2022 compared to $74.3 million for the year ended December 31, 2021. The decrease in cash used in investing activities was primarily due to an increase in capital distributions from unconsolidated entities, partially offset by increased investments in new unconsolidated entities.

Financing Cash Flow Activities

Net cash used in financing activities was $1.2 billion for the year ended December 31, 2022 compared to $0.2 million for the year ended December 31, 2021. The increase in cash used in financing activities was primarily due to redemptions of our senior notes of $622.8 million, net repayments of our Revolving Credit Facilities of $31.5 million, and net repayments of our mortgage warehouse facilities of $107.8 million as well as repurchases of common stock of $376.3 million.

DEBT INSTRUMENTS

For information regarding our debt instruments, including the terms governing our Senior Notes and our Revolving Credit Facilities, see *Note 8—Debt* in the Notes to the Consolidated Financial Statements included in this annual report.

FINANCIAL GUARANTEES

The following table summarizes our letters of credit and surety bonds as of the dates indicated:

	AS OF DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Letters of credit [1]	$ 69,249	$ 58,738
Surety bonds	1,170,105	1,122,602
Total outstanding letters of credit and surety bonds	$ 1,239,354	$ 1,181,340

[1]   As of December 31, 2022 and 2021, there was $200.0 million total capacity of letters of credit available under our $1 Billion Revolving Credit Facility.

OFF-BALANCE SHEET ARRANGEMENTS AS OF DECEMBER 31, 2022

Investments in Land Development and Homebuilding Joint Ventures or Unconsolidated Entities

We participate in strategic land development and homebuilding joint ventures with related and unrelated third parties. Our participation with these entities, in some instances, enables us to acquire land to which we could not otherwise obtain access, or could not obtain access on terms that are as favorable. Our partners in these joint ventures historically have been land owners/developers, other homebuilders and financial or strategic partners. Joint ventures with land owners/developers have given us access to sites owned or controlled by our partners. Joint ventures with other homebuilders have provided us with the ability to bid jointly with our partners for large or expensive land parcels. Joint ventures with financial partners have allowed us to combine our homebuilding expertise with access to our partners' capital. For example, in April 2022, we established a joint venture with Värde Partners ("Värde"), a leading global alternative investment firm, to develop rental properties as a part of our Build-To-Rent program. The venture includes $850 million in equity commitments, funded 60 percent by Värde and 40 percent by the Company. The venture provides Värde with the exclusive opportunity to invest in the acquisition and development of Build-To-Rent projects identified by us that meet the venture's investment guidelines.

In certain of our unconsolidated joint ventures, the joint ventures enter into loan agreements, whereby we or one of our subsidiaries will provide the joint venture lenders with customary guarantees, including completion, indemnity and environmental guarantees subject to usual non-recourse terms.

For the years ended December 31, 2022 and 2021, total cash contributed to unconsolidated joint ventures was $109.6 million and $75.0 million, respectively.

The following is a summary of investments in unconsolidated joint ventures:

	AS OF DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
East	$ 46,629	$ —
Central	104,070	87,600
West	80,310	79,531
Financial Services / Corporate	51,891	4,275
Total	$ 282,900	$ 171,406

Land Option Contracts and Land Banking Agreements

We are subject to the usual obligations associated with entering into contracts (including land option contracts and land banking arrangements) for the purchase, development, and sale of real estate in our routine business. We have a number of land purchase option contracts and land banking agreements, generally through cash deposits, for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and the creditors of the property owner generally have no recourse to the Company. Our obligations with respect to such contracts are generally limited to the forfeiture of the related non-refundable cash deposits and/or letters of credit provided to obtain the options. At December 31, 2022 and 2021, the aggregate purchase price of these contracts was $1.5 billion and $1.3 billion, respectively.

ITEM 7A | QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our operations are interest rate sensitive. We monitor our exposure to changes in interest rates and incur both fixed rate and variable rate debt. At December 31, 2022, approximately 88% of our debt was fixed rate and 12% was variable rate. None of our market sensitive instruments were entered into for trading purposes. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument but may affect our future earnings and cash flows, and may also impact our variable rate borrowing costs, which principally relate to any borrowings under our Revolving Credit Facilities and to borrowings by TMHF under its various warehouse facilities. As of December 31, 2022, we had no outstanding borrowings under our Revolving Credit Facilities. We had approximately $1.0 billion of additional availability for borrowings under the Credit Facilities including $130.8 million of additional availability for letters of credit under our $1 Billion Revolving Credit Facility as of December 31, 2022 (giving effect to $69.2 million of letters of credit outstanding as of such date).

LIBOR was the primary basis for determining interest payments on borrowings under each of our warehouse facilities and our Revolving Credit Facilities. On March 5, 2021, IBA confirmed it would cease publication of Overnight, 1, 3, 6 and 12 month US Dollar LIBOR settings immediately following the LIBOR publication on June 30, 2023. The Alternative Reference Rates Committee, which was convened by the Federal Reserve Board and the New York Federal Reserve, has identified the SOFR as the recommended risk-free alternative rate for US Dollar LIBOR. In response to the planned discontinuation of LIBOR, our warehouse facilities agreements for facilities A, C, D, and E as well as our Revolving Credit Facilities have been restructured to begin using SOFR as the basis for determining interest payments. The agreement for warehouse facility B was also restructured to use the BSBY as the primary basis for determining interest payments. The BSBY index is a proprietary index calculated daily as a credit sensitive supplement to manage the spread between funding costs and earned interest on loans. At this time, it is not possible to predict the full effect that the anticipated discontinuance of LIBOR, or the establishment of alternative reference rates such as SOFR and BSBY, will have on us or our borrowing costs. SOFR and BSBY are relatively new reference rates and their composition and characteristics are not the same as LIBOR. Given the limited history of these rates and potential volatility as compared to other benchmark or market rates, the future performance of these rates cannot be predicted based on historical performance. The consequences of using SOFR and BSBY could include an increase in the cost of our variable rate indebtedness.

We are required to offer to purchase all of our outstanding senior unsecured notes, as described in *Note 8*, *Debt*, at 101% of their aggregate principal amount plus accrued and unpaid interest upon the occurrence of specified change of control events. Other than in those circumstances, we do not have an obligation to prepay fixed rate debt prior to maturity and, as a result, we would not expect interest rate risk and changes in fair value to have a significant impact on our cash flows related to our fixed rate debt until such time as we are required to refinance, repurchase or repay such debt.

The following table sets forth principal payments by scheduled maturity and effective weighted average interest rates and estimated fair value of our debt obligations as of December 31, 2022. The interest rate for our variable rate debt represents the interest rate on our mortgage warehouse facilities. Because the mortgage warehouse facilities are secured by certain mortgage loans held for sale which are typically sold within approximately 20-30 days, its outstanding balance is included as a variable rate maturity in the most current period presented.

EXPECTED MATURITY DATE

(Dollars in millions)	2023	2024	2025	2026	2027	THEREAFTER	TOTAL	FAIR VALUE
Fixed Rate Debt	$ 197.3	$ 415.3	$ 52.6	$ 28.6	$ 537.1	$ 957.7	$ 2,188.6	$ 2,079.2
Weighted average interest rate [1]	3.1%	5.2%	3.1%	3.1%	5.6%	5.6%	5.2%	—%
Variable rate debt [2]	$ 306.1	—	—	—	—	—	$ 306.1	$ 306.1
Average interest rate	5.1%	—%	—%	—%	—%	—%	5.1%	—%

[1] Represents the coupon rate of interest on the full principal amount of the debt.

[2] Based upon the amount of variable rate debt at December 31, 2022, and holding the variable rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $3.1 million per year.

ITEM 8 | FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TAYLOR MORRISON HOME CORPORATION

Separate combined financial statements of our unconsolidated joint venture investments have been omitted because, if considered in the aggregate, they would not constitute a significant subsidiary as defined by Rule 3-09 of Regulation S-X.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Taylor Morrison Home Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Taylor Morrison Home Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Inventory Valuation— Refer to Notes 2 and 4 to the financial statements

CRITICAL AUDIT MATTER DESCRIPTION

Inventory consists of land, land under development, homes under construction, completed homes and model homes, all of which are stated at cost. Management evaluates its real estate inventory for indicators of impairment by community during each reporting period. If indicators of impairment are present for a community, management first performs an undiscounted cash flow analysis to determine if a fair value analysis is required to be performed. The Company's undiscounted cash flow analysis includes projections and estimates relating to sales prices, construction costs, sales pace, and other factors. Changes in these expectations may lead to a change in the outcome of the Company's impairment analysis, and actual results may also differ from management's assumptions.

Given the subjectivity in determining whether further impairment analysis is required for a community, management exercises significant judgment when reviewing the indicators of impairment and the undiscounted cash flow analyses, as applicable. Accordingly, auditing management's judgments regarding the identification of impairment indicators and the key assumptions used in the undiscounted cash flow analyses involved especially subjective auditor judgment.

HOW THE CRITICAL AUDIT MATTER WAS ADDRESSED IN THE AUDIT

We tested the operating effectiveness of controls over management's impairment indicator analysis, including controls over key inputs into the analysis such as management's forecast, and controls over management's review of any undiscounted cash flows analyses for communities identified with impairment indicators.

We evaluated the reasonableness of management's impairment indicator analysis by evaluating management's process for identifying impairment indicators, including thresholds used for investigation, and whether management appropriately considered key relevant indicators. We also conducted an independent analysis to determine whether additional factors were present during the period, that may indicate that a fair value analysis is required to be performed. Additionally, to test management's ability to develop estimates, we compared actual results for homes closed in the current year to prior projections for these same homes before closing and investigated variances.

If applicable, we evaluated the reasonableness of the key projections and estimates used in management's undiscounted cash flow analyses by comparing the assumptions to historical information. For any communities without historical information available, we compared management's estimates to historical estimates for similar communities, taking into consideration factors such as location, size, and type of community. We also inquired with management regarding trends and changing market conditions that were incorporated into management's undiscounted cash flow projections in addition to consulting third-party analyst reports and projections that could identify factors that could affect a community's recoverability.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 22, 2023

We have served as the Company's auditor since 2011.

TAYLOR MORRISON HOME CORPORATION
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,	
(In thousands, except share amounts)	**2022**	**2021**
Assets		
Cash and cash equivalents	$ 724,488	$ 832,821
Restricted cash	2,147	3,519
Total cash, cash equivalents, and restricted cash	726,635	836,340
Real estate inventory:		
Owned inventory	5,346,905	5,444,207
Consolidated real estate not owned	23,971	55,314
Total real estate inventory	5,370,876	5,499,521
Land deposits	263,356	229,535
Mortgage loans held for sale	346,364	467,534
Derivative assets	1,090	2,110
Lease right of use assets	90,446	85,863
Prepaid expenses and other assets, net	264,302	314,986
Other receivables, net	191,504	150,864
Investments in unconsolidated entities	282,900	171,406
Deferred tax assets, net	67,656	151,240
Property and equipment, net	202,398	155,181
Goodwill	663,197	663,197
Total assets	$ 8,470,724	$ 8,727,777
Liabilities		
Accounts payable	$ 269,761	$ 253,348
Accrued expenses and other liabilities	490,253	525,209
Lease liabilities	100,174	96,172
Customer deposits	412,092	485,705
Estimated development liabilities	43,753	38,923
Senior notes, net	1,816,303	2,452,322
Loans payable and other borrowings	361,486	404,386
Revolving credit facility borrowings	—	31,529
Mortgage warehouse borrowings	306,072	413,887
Liabilities attributable to consolidated real estate not owned	23,971	55,314
Total liabilities	3,823,865	4,756,795
COMMITMENTS AND CONTINGENCIES (Note 14)		
Stockholders' Equity		
Common stock, $0.00001 par value, 400,000,000 shares authorized, 159,392,185 and 158,662,208 shares issued, 107,995,262 and 121,883,649 shares outstanding as of December 31, 2022 and December 31, 2021, respectively	1	1
Additional paid-in capital	3,025,489	2,997,211
Treasury stock at cost, 51,396,923 and 36,828,559 shares as of December 31, 2022 and December 31, 2021, respectively	(1,137,138)	(760,863)
Retained Earnings	2,741,615	1,688,815
Accumulated other comprehensive income	359	689
Total stockholders' equity attributable to TMHC	4,630,326	3,925,853
Non-controlling interests — joint ventures	16,533	45,129
Total stockholders' equity	4,646,859	3,970,982
Total liabilities and stockholders' equity	$ 8,470,724	$ 8,727,777

See accompanying Notes to the Consolidated Financial Statements

TAYLOR MORRISON HOME CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31,		
(In thousands, except per share amounts)	**2022**	**2021**	**2020**
Home closings revenue, net	$ 7,889,371	$ 7,171,433	$ 5,863,652
Land closings revenue	81,070	99,444	65,269
Financial services revenue	135,491	164,615	155,827
Amenity and other revenue	118,985	65,773	44,572
Total revenue	8,224,917	7,501,265	6,129,320
Cost of home closings	5,904,458	5,713,905	4,887,757
Cost of land closings	63,644	83,853	64,432
Financial services expenses	83,960	101,848	88,910
Amenity and other expenses	80,489	53,778	44,002
Total cost of revenues	6,132,551	5,953,384	5,085,101
Gross margin	2,092,366	1,547,881	1,044,219
Sales, commissions and other marketing costs	398,074	400,376	377,496
General and administrative expenses	245,138	267,966	194,879
Net loss/(income) from unconsolidated entities	14,184	(11,130)	(11,176)
Interest expense/(income), net	17,674	3,792	(1,606)
Other expense, net	38,497	23,769	23,092
(Gain)/loss on extinguishment of debt, net	(13,876)	—	10,247
Transaction expenses	—	—	127,170
Income before income taxes	1,392,675	863,108	324,117
Income tax provision	336,428	180,741	74,590
Net income before allocation to non-controlling interests	1,056,247	682,367	249,527
Net income attributable to non-controlling interests — joint ventures	(3,447)	(19,341)	(6,088)
Net income available to Taylor Morrison Home Corporation	$ 1,052,800	$ 663,026	$ 243,439
Earnings per common share			
Basic	$ 9.16	$ 5.26	$ 1.90
Diluted	$ 9.06	$ 5.18	$ 1.88
Weighted average number of shares of common stock:			
Basic	114,982	126,077	127,812
Diluted	116,221	128,019	129,170

See accompanying Notes to the Consolidated Financial Statements

TAYLOR MORRISON HOME CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	YEAR ENDED DECEMBER 31,		
(In thousands)	**2022**	**2021**	**2020**
Income before non-controlling interests, net of tax	$ 1,056,247	$ 682,367	$ 249,527
Post-retirement benefits adjustments, net of tax	(330)	1,855	(2,050)
Comprehensive income	1,055,917	684,222	247,477
Comprehensive income attributable to non-controlling interests — joint ventures	(3,447)	(19,341)	(6,088)
Comprehensive income available to Taylor Morrison Home Corporation	$ 1,052,470	$ 664,881	$ 241,389

See accompanying Notes to the Consolidated Financial Statements

TAYLOR MORRISON HOME CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)	COMMON STOCK SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL AMOUNT	TREASURY STOCK SHARES	AMOUNT	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	NON-CONTROLLING INTEREST - JOINT VENTURE	TOTAL STOCKHOLDERS' EQUITY
Balance — December 31, 2019	105,851,285	$ 1	$ 2,097,995	19,943,432	$ (343,524)	$ 782,350	$ 884	$ 8,006	$ 2,545,712
Net income	—	—	—	—	—	243,439	—	6,088	249,527
Other comprehensive loss	—	—	—	—	—	—	(2,050)	—	(2,050)
Exercise of stock options	551,845	—	9,579	—	—	—	—	—	9,579
Issuance of restricted stock units, net of shares withheld for tax[1]	687,818	—	(9,228)	—	—	—	—	—	(9,228)
Issuance of equity in connection with business combinations	28,327,290	—	787,877	— $	—	—	—	—	787,877
Repurchase of common stock	(5,941,324)	—	—	5,941,324 $	(103,332)	—	—	—	(103,332)
Stock compensation expense	—	—	27,023	—	—	—	—	—	27,023
Stock compensation expense related to WLH acquisition	—	—	5,106	—	—	—	—	—	5,106
WLH equity award accelerations due to change in control	—	—	8,421	—	—	—	—	—	8,421
Distributions to non-controlling interests of consolidated joint ventures	—	—	—	—	—	—	—	(46,938)	(46,938)
Changes in non-controlling interests of consolidated joint ventures	—	—	—	—	—	—	—	122,053	122,053
Balance — December 31, 2020	129,476,914	$ 1	$ 2,926,773	25,884,756 $	(446,856)	$ 1,025,789	$ (1,166)	$ 89,209	$ 3,593,750
Net income	—	—	—	—	—	663,026	—	19,341	682,367
Other comprehensive loss	—	—	—	—	—	—	1,855	—	1,855
Exercise of stock options	1,204,283	—	23,331	—	—	—	—	—	23,331
Issuance of restricted stock units, net of shares withheld for tax[1]	392,050	—	(5,420)	—	—	—	—	—	(5,420)
Warrant exercises	1,704,205	—	32,584	—	—	—	—	—	32,584
Repurchase of common stock	(9,918,104)	—	—	9,918,104	(281,420)	—	—	—	(281,420)
Common stock surrendered in connection with warrant exercise	(1,025,699)	—	—	1,025,699	(32,587)	—	—	—	(32,587)
Stock compensation expense	—	—	19,943	—	—	—	—	—	19,943
Distributions to non-controlling interests of consolidated joint ventures	—	—	—	—	—	—	—	(62,734)	(62,734)
Changes in non-controlling interests of consolidated joint ventures	—	—	—	—	—	—	—	(687)	(687)
Balance — December 31, 2021	121,833,649	$ 1	$ 2,997,211	36,828,559 $	(760,863)	$ 1,688,815	$ 689	$ 45,129	$ 3,970,982
Net income	—	—	—	—	—	1,052,800	—	3,447	1,056,247
Other comprehensive income	—	—	—	—	—	—	(330)	—	(330)
Exercise of stock options	323,625	—	6,697	—	—	—	—	—	6,697
Issuance of restricted stock units, net of shares withheld for tax[1]	406,352	—	(5,320)	—	—	—	—	—	(5,320)
Repurchase of common stock	(14,568,364)	—	—	14,568,364	(376,275)	—	—	—	(376,275)
Stock compensation expense	—	—	26,901	—	—	—	—	—	26,901
Distributions to non-controlling interests of consolidated joint ventures	—	—	—	—	—	—	—	(31,261)	(31,261)
Changes in non-controlling interests of consolidated joint ventures	—	—	—	—	—	—	—	(782)	(782)
Balance — December 31, 2022	**107,995,262**	**$ 1**	**$ 3,025,489**	**51,396,923**	**$ (1,137,138)**	**$ 2,741,615**	**$ 359**	**$ 16,533**	**$ 4,646,859**

[1] Dollar amount represents the value of shares withheld for taxes.

See accompanying Notes to the Consolidated Financial Statements

TAYLOR MORRISON HOME CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR THE YEAR ENDED DECEMBER 31,		
(In thousands)	**2022**	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before allocation to non-controlling interests	$ 1,056,247	$ 682,367	$ 249,527
Adjustments to reconcile net income to net cash provided by operating activities:			
Net loss/(income) from unconsolidated entities	14,184	(11,130)	(11,176)
Stock compensation expense	26,901	19,943	32,129
Distributions of earnings from unconsolidated entities	5,270	10,740	11,564
(Gain)/loss on extinguishment of debt	(13,876)	—	10,247
Gain on land transfers, net	(14,508)	—	—
Depreciation and amortization	33,839	39,980	37,336
Lease expense	27,420	17,885	16,785
Debt issuance costs/(premium) amortization	2,260	539	(1,852)
Deferred income taxes	83,584	86,838	50,582
Inventory impairments charges	24,870	—	9,611
Land held for sale impairments	—	4,663	4,347
Change in Urban Form/BTR assets due to sales	42,046	20,440	—
Changes in operating assets and liabilities:			
Real estate inventory and land deposits	(50,792)	(343,127)	535,238
Mortgages held for sale, prepaid expenses and other assets	5,789	(511,220)	(35,878)
Customer deposits	(73,613)	174,448	132,446
Accounts payable, estimated development liabilities, and accrued expenses and other liabilities	(61,849)	197,121	62,329
Income taxes payable	—	(12,841)	20,047
Net cash provided by operating activities	1,107,772	376,646	1,123,282
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(30,581)	(21,199)	(37,760)
Payments for business acquisitions, net of cash acquired	—	—	(279,048)
Distributions of capital from unconsolidated entities	125,275	31,915	40,062
Investments of capital into unconsolidated entities	(109,574)	(74,976)	(36,058)
Payments to acquire investments and securities	—	(10,000)	—
Net cash used in investing activities	(14,880)	(74,260)	(312,804)

TAYLOR MORRISON HOME CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEAR ENDED DECEMBER 31,

(In thousands)	2022	2021	2020
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase in loans payable and other borrowings	38,202	130,493	93,440
Repayments of loans payable and other borrowings	(71,172)	(124,786)	(141,103)
Borrowings on revolving credit facility	381,019	131,529	830,000
Payments on revolving credit facility	(412,548)	(100,000)	(830,000)
Borrowings on mortgage warehouse	2,662,241	3,327,954	2,448,980
Repayment on mortgage warehouse	(2,770,056)	(3,041,356)	(2,489,867)
Proceeds from issuance of senior notes	—	—	500,000
Repayments on senior notes	(622,780)	—	(861,775)
Payment of deferred financing costs	—	—	(6,351)
Proceeds from stock option exercises	6,697	23,331	9,579
Payment of principle portion of finance lease	(1,344)	(1,345)	(1,325)
Repurchase of common stock, net	(376,275)	(281,420)	(103,332)
Payment of taxes related to net share settlement of equity awards	(5,320)	(5,420)	(9,228)
Distributions to non-controlling interests of consolidated joint ventures, net	(31,261)	(59,135)	(8,291)
Payment to acquire non-controlling interests	—	—	(35,668)
Net cash used in financing activities	(1,202,597)	(155)	(604,941)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	$ (109,705)	$ 302,231	$ 205,537
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — Beginning of period	836,340	534,109	328,572
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — End of period	$ 726,635	$ 836,340	$ 534,109
SUPPLEMENTAL CASH FLOW INFORMATION:			
Income taxes paid, net	$ (270,034)	$ (146,171)	$ (3,357)
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Change in loans payable issued to sellers in connection with land purchase contracts	$ 231,027	$ 279,646	$ 193,308
Change in inventory not owned	$ (31,343)	$ (67,459)	$ (86,393)
Investments of land in unconsolidated joint ventures, net	$ 146,649	$ —	$ —
Impairment in unconsolidated joint ventures	$ (14,714)	$ —	$ —
Issuance of common stock in connection with business acquisition	$ —	$ —	$ 797,970
Net non-cash (distributions)/contributions (to)/from unconsolidated entities	$ —	$ (3,599)	$ 5,002
Non-cash portion of loss on debt extinguishment	$ —	$ —	$ 1,723
Common stock surrendered in connection with warrant exercise	$ —	$ 32,587	$ —
Common stock issued in connection with warrant exercise	$ —	$ (32,584)	$ —

See accompanying Notes to the Consolidated Financial Statements

TAYLOR MORRISON HOME CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

Description of the Business — Taylor Morrison Home Corporation ("TMHC"), through its subsidiaries (together with TMHC referred to herein as "we," "our," "the Company" and "us"), owns and operates a residential homebuilding business and is a land developer. We operate in the states of Arizona, California, Colorado, Florida, Georgia, Nevada, North and South Carolina, Oregon, Texas, and Washington. We provide an assortment of homes across a wide range of price points to appeal to an array of consumer groups. We design, build and sell single and multi-family detached and attached homes in traditionally high growth markets for entry level, move-up, and 55-plus active lifestyle buyers. We are the general contractors for all real estate projects and retain subcontractors for home construction and land development. Our homebuilding segments operate under our Taylor Morrison, Darling Homes Collection by Taylor Morrison, and Esplanade brand names. We also have a "Build-to-Rent" homebuilding business which operates under the Yardly brand name. In addition, we develop and construct multi-use properties consisting of commercial space, retail, and multi-family properties under the Urban Form brand. We also have operations which provide financial services to customers through our wholly owned mortgage subsidiary, Taylor Morrison Home Funding, INC ("TMHF"), title services through our wholly owned title services subsidiary, Inspired Title Services, LLC ("Inspired Title"), and homeowner's insurance policies through our insurance agency, Taylor Morrison Insurance Services, LLC ("TMIS"). Our business is organized into multiple homebuilding operating components, and a financial services component, all of which are managed as four reportable segments: East, Central, West, and Financial Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation — The accompanying Consolidated Financial Statements have been prepared in accordance with GAAP, include the accounts of TMHC and its consolidated subsidiaries, other entities where we have a controlling financial interest, and certain consolidated variable interest entities. Intercompany balances and transactions have been eliminated in consolidation.

Joint Ventures - We consolidate certain joint ventures in accordance with Accounting Standards Codification ("ASC") Topic 810, *Consolidation.* The income from the percentage of the joint venture not owned by us is presented as "Net income attributable to non-controlling interests—joint ventures" on the Consolidated Statement of Operations. The assets, liabilities and equity from the percentage of the joint venture not owned by us is presented as "Non-controlling interests—joint ventures" on the Consolidated Balance Sheets and Consolidated Statement of Stockholders' Equity. The balance of Non-Controlling interests—joint venture on the Consolidated Balance Sheets will fluctuate from period to period as a result of activities within the respective joint ventures which may include the allocation of income or losses, distributions or contributions associated with the partners within the joint venture.

Business Combinations — Acquisitions are accounted for in accordance with ASC Topic 805-10, *Business Combinations.* In connection with our 2020 acquisition of William Lyon Homes, Inc. ("WLH"), we determined we obtained control of a business and inputs, processes and outputs in exchange for cash and equity consideration. All material assets and liabilities were measured and recognized at fair value as of the date of the acquisition to reflect the purchase price paid, which resulted in goodwill. Refer to Note 16—*Business Combinations* for further information regarding the purchase price allocation and related acquisition accounting.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Significant estimates include real estate development costs to complete, valuation of real estate, valuation of acquired assets, valuation of goodwill, valuation of development liabilities, valuation of equity awards, valuation allowance on deferred tax assets and reserves for warranty and self-insured risks. Actual results could differ from those estimates.

Concentration of Credit Risk — Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and mortgage receivables. Cash and cash equivalents include amounts on deposit with financial institutions in the U.S. that are in excess of the Federal Deposit Insurance Corporation federally insured limits of up to $250,000. Of the different types of mortgage receivables, there was no concentration of mortgage receivables with any one customer for the year ended December 31, 2022. No losses have been experienced to date.

In addition, the Company is exposed to credit risk to the extent that borrowers may fail to meet their contractual obligations. This risk is mitigated by collateralizing the home sold with a mortgage, and entering into forward commitments to sell our mortgage loans held for sale, generally within 30 days of origination.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, and investments with original maturities of 90 days or less. At December 31, 2022, the majority of our cash and cash equivalents were invested in both highly liquid and high-quality money market funds or on deposit with major financial institutions.

Restricted Cash — For the years ended December 31, 2022 and 2021, restricted cash consisted of cash pledged to collateralize mortgage credit lines and cash held in escrow deposits.

Leases — We recognize leases in accordance with ASC Topic 842, *Leases.* Our operating leases primarily consist of office space, construction trailers, model home leasebacks, and equipment or storage units. Certain of our leases offer the option to renew or to increase rental square footage. The execution of such options are at our discretion and may result in a lease modification. Operating and finance leases are recorded in Lease right of use asset and Lease liabilities on the Consolidated Balance Sheets.

A summary of our leases is shown below:

(Dollars in millions)	OPERATING LEASES AS OF DECEMBER 31,			FINANCE LEASES AS OF DECEMBER 31,		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Weighted average discount rate	5.9%	5.9%	6.1%	7.3%	7.3%	7.3%
Weighted average remaining lease term (in years)	4.1	4.1	5.2	86.0	86.9	87.9
Payments on lease liabilities	$ 29.2	$ 20.7	$ 16.8	$ 1.3	$ 1.3	$ 1.3
Recorded lease expense	$ 25.4	$ 15.9	$ 14.8	$ 2.0	$ 2.0	$ 2.0

The future minimum lease payments required under our leases as of December 31, 2022 are as follows (dollars in thousands):

YEARS ENDING DECEMBER 31,	OPERATING LEASE PAYMENTS	FINANCE LEASE PAYMENTS	TOTAL LEASE PAYMENTS
2023	$ 27,598	$ 1,341	$ 28,939
2024	20,676	1,334	22,010
2025	14,847	1,325	16,172
2026	9,883	1,325	11,208
2027	6,688	1,325	8,013
Thereafter[1]	5,705	263,660	269,365
Total lease payments	$ 85,397	$ 270,310	$ 355,707
Less: Interest	$ 9,548	$ 245,985	$ 255,533
Present value of lease liabilities	$ 75,849	$ 24,325	$ 100,174

(1)   Includes a 90 year land lease.

Real Estate Inventory — Inventory consists of raw land, land under development, homes under construction, completed homes, and model homes, all of which are stated at cost. In addition to direct carrying costs, we also capitalize interest, real estate taxes, and related development costs that benefit the entire community, such as field construction supervision and related direct overhead. Home vertical construction costs are accumulated and charged to Cost of home closings at the time of home closing using the specific identification method. Land acquisition, development, interest, and real estate taxes are allocated to homes and units generally using the relative sales value method. Generally, all overhead costs relating to purchasing, vertical construction of a home, and construction utilities are considered overhead costs and allocated on a per unit basis. These costs are capitalized to inventory from the point development begins to the point construction is completed. Changes in estimated costs to be incurred in a community are generally allocated to the remaining lots on a prospective basis.

The life cycle of a typical community generally ranges from two to five years, commencing with the acquisition of unentitled or entitled land, continuing through the land development phase and concluding with the sale, construction and delivery of homes. Actual community duration will vary based on the size of the community, the sales absorption rate and whether we purchased the property as raw land or as finished lots.

We capitalize qualifying interest costs to inventory during the development and construction periods. Capitalized interest is charged to Cost of home closings when the related inventory is charged to Cost of home closings.

We assess the recoverability of our inventory in accordance with the provisions of ASC Topic 360, *Property, Plant, and Equipment*. We review our real estate inventory for indicators of impairment on a community-level basis during each reporting period. If indicators of impairment are present for a community, an undiscounted cash flow analysis is generally prepared in order to determine if the carrying value of the assets in that community exceeds the estimated undiscounted cash flows. Generally, if the carrying value of the assets exceeds their estimated undiscounted cash flows, the assets are potentially impaired, requiring a fair value analysis. Our determination of fair value is primarily based on a discounted cash flow model which includes projections and estimates relating to sales prices, construction costs, sales pace, and other factors. However, fair value can be determined through other methods, such as appraisals, contractual purchase offers, and other third party opinions of value. Changes in these expectations may lead to a change in the outcome of our impairment analysis, and actual results may also differ from our assumptions. For the year ended December 31, 2022, we recorded $24.9 million of impairment charges, all of which related to our West reporting segment. For the year ended December 31, 2021, we recorded no impairment charges. For the year ended December 31, 2020, we recorded $9.6 million of impairment charges, all of which related to our East reporting segment. Impairment charges are recorded to Cost of home closings or Cost of land closings on the Consolidated Statement of Operations.

In certain cases, we may elect to cease development and/or marketing of an existing community if we believe the economic performance of the community would be maximized by deferring development for a period of time to allow for market conditions to improve. We refer to such communities as long-term strategic assets. The decision may be based on financial and/or operational metrics as determined by us. For those communities that have been temporarily closed or development has been discontinued, we do not allocate interest or other costs to the community's inventory until activity resumes. Such costs are expensed as incurred. In addition, if we decide to cease development, we will evaluate the project for impairment and then cease future development and marketing activity until such a time when we believe that market conditions have improved and economic performance can be maximized. Our assessment of the carrying value of our long-term strategic assets typically includes estimates of future performance, including the timing of when development will recommence, the type of product to be offered, and the margin to be realized. In the future, some of these inactive communities may be re-opened while others may be sold. As of December 31, 2022 and 2021, we had no inactive projects.

Land held for sale — In some locations where we act as a developer, we occasionally purchase land that includes commercially zoned parcels or areas designated for school or government use, which we typically sell to commercial developers or municipalities, as applicable. We also sell residential lots or land parcels to manage our land and lot supply on larger tracts of land. Land is considered held for sale once management intends to actively sell a parcel within the next 12 months or the parcel is under contract to sell. Land held for sale is recorded at the lower of cost or fair value less costs to sell. In determining the value of land held for sale, we consider recent offers received, prices for land in recent comparable sales transactions, and other factors. For the year ended December 31, 2022 we had no fair value adjustments for land held for sale. For the years ended December 31, 2021 and 2020, we had $4.7 million and $4.3 million, respectively, of fair value adjustments for land held for sale. These charges are recorded within Cost of land closings on the Consolidated Statement of Operations.

Land banking arrangements — We have land purchase agreements with various land sellers. As a method of acquiring land in staged takedowns, while limiting risk and minimizing the use of funds from our available cash or other financing sources, we transfer our right under certain specific performance agreements to entities owned by third parties ("land banking arrangements"). These entities use equity contributions from their owners and/or incur debt to finance the acquisition and development of the land. The entities grant us an option to acquire lots in staged takedowns. In consideration for this option, we make a non-refundable deposit. We are not legally obligated to purchase the balance of the lots, but would forfeit any existing deposits and could be subject to financial and other penalties if the lots were not purchased. We do not have an ownership interest in these entities or title to their assets and do not guarantee their liabilities. These land banking arrangements help us manage the financial and market risk associated with land holdings which are not included in the Consolidated Balance Sheets.

Land Deposits — We make deposits related to land option contracts, land banking, and land purchase contracts. Non-refundable deposits are recorded as real estate inventory in the accompanying Consolidated Balance Sheets at the time the deposit is applied to the acquisition price of the land based on the terms of the underlying agreements. To the extent the deposits are non-refundable, they are charged to other expense if the land acquisition process is terminated or no longer determined probable.

Mortgage Loans Held for Sale — Mortgage loans held for sale consist of mortgages due from buyers of Taylor Morrison homes that are financed through our mortgage finance subsidiary, TMHF. Mortgage loans held for sale are carried at fair value, which is calculated using observable market information, including pricing from actual market transactions, investor commitment prices, or broker quotations. The fair value for mortgage loans held for sale covered by investor commitments is generally based on commitment prices. The fair value for mortgage loans held for sale not committed to be purchased by an investor is generally based on current delivery prices using best execution pricing.

Derivative Assets — We enter into interest rate lock commitments ("IRLCs") when originating residential mortgage loans held for sale, at specified interest rates and within a specified period of time (generally between 30 and 60 days), with customers who have applied for a loan and meet certain credit and underwriting criteria. We are exposed to interest rate risk as a result of these IRLCs and originated mortgage loans held for sale until those loans are sold in the secondary market. The price risk related to changes in the fair value of IRLCs and mortgage loans held for sale not committed to be purchased by investors are subject to change primarily due to changes in market interest rates. We manage the interest rate and price risk associated with our outstanding IRLCs and mortgage loans held for sale not committed to be purchased by investors by entering into hedging instruments such as forward loan sales commitments and mandatory delivery commitments. We expect these instruments will experience changes in fair value inverse to changes in the fair value of the IRLCs and mortgage loans held for sale not committed to investors, thereby reducing earnings volatility. Best effort sale commitments are also executed for certain loans at the time the IRLC is locked with the borrower. The fair value of the best effort IRLC and mortgages receivable are valued using the commitment price to the investor. We take into account various factors and strategies in determining what portion of the IRLCs and mortgage loans held for sale to economically hedge.

The IRLCs meet the definition of a derivative and are reflected on the balance sheet at fair value with changes in fair value recognized in Financial Services revenue/expenses on the Consolidated Statements of Operations and Comprehensive Income. Unrealized gains and losses on the IRLCs, reflected as derivative assets, are measured based on the fair value of the underlying mortgage loan, quoted Agency MBS prices, estimates of the fair value of the mortgage servicing rights and the probability that the mortgage loan will fund within the terms of the IRLC, net of commission expense and broker fees. The fair value of the forward loan sales commitment and mandatory delivery commitments being used to hedge the IRLCs and mortgage loans held for sale not committed to be purchased by investors are based on quoted Agency MBS prices. Refer to *Note 15—Mortgage Hedging Activities* for additional information.

Prepaid Expenses and Other Assets, net — Prepaid expenses and other assets, net consist of the following:

	AS OF DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Prepaid expenses	$ 45,872	$ 40,114
Other assets	138,755	118,697
Build-to-Rent assets	65,241	93,538
Urban Form assets	14,434	62,637
Total prepaid expenses and other assets, net	$ 264,302	$ 314,986

Prepaid expenses consist primarily of sales commissions, prepaid rent, impact fees and the unamortized issuance costs for the Revolving Credit Facilities. Prepaid sales commissions are recorded on pre-closing sales activities, which are recognized on the ultimate closing of the homes to which they relate. Other assets consist primarily of various operating and escrow deposits, pre-acquisition costs, rebate receivables, income tax receivables, and other deferred costs. Build-to-Rent and Urban Form assets consist primarily of land and development costs relating to projects under construction.

Other Receivables, net — Other receivables primarily consist of amounts expected to be recovered from various community development, municipality, and utility districts and utility deposits. Allowances are maintained for potential losses based on historical experience, present economic conditions, and other factors considered relevant. Allowances are recorded in other expense, net, when it becomes likely that some amount will not be collectible. Other receivables are written off when it is determined that collection efforts will no longer be pursued. Allowances at December 31, 2022 and 2021 were immaterial.

Investments in Consolidated and Unconsolidated Entities

Consolidated Entities — In the ordinary course of business, we enter into land purchase contracts, lot option contracts and land banking arrangements in order to procure land or lots for the construction of homes. Such contracts enable us to control significant lot positions with a minimal initial capital investment and substantially reduce the risk associated with land ownership and development. In accordance with ASC Topic 810, *Consolidation*, when we enter into agreements to acquire land or lots and pay a non-refundable deposit, we evaluate if a Variable Interest Entity ("VIE") should be created if we are deemed to have provided subordinated financial support that will absorb some or all of an entity's expected losses if they occur. If we are the primary beneficiary of the VIE, we consolidate the VIE and reflect such assets and liabilities as Consolidated real estate not owned and Liabilities attributable to consolidated real estate not owned, respectively, in the Consolidated Balance Sheets.

Unconsolidated Joint Ventures — We use the equity method of accounting for entities which we exercise significant influence but do not have a controlling interest over the operating and financial policies of the investee. For unconsolidated entities in which we function as the managing member, we have evaluated the rights held by our joint venture partners and determined that the partners have substantive participating rights that preclude the presumption of control. Our share of net earnings or losses is included in Net loss/(income) from unconsolidated entities on the Consolidated Statement of Operations when earned and distributions are credited against our Investment in unconsolidated entities on the Consolidated Balance Sheets when received.

We evaluate our investments in unconsolidated entities for indicators of impairment semi-annually. A series of operating losses of an investee or other factors may indicate that a decrease in value of our investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized, if any, is the excess of the investment's carrying amount over its estimated fair value. Additionally, we consider various qualitative factors to determine if a decrease in the value of the investment is other-than-temporary. These factors include age of the venture, stage in its life cycle, intent and ability for us to recover our investment in the entity, financial condition and long-term prospects of the entity, short-term liquidity needs of the unconsolidated entity, trends in the general economic environment of the land, entitlement status of the land held by the unconsolidated entity, overall projected returns on investment, defaults under contracts with third parties (including bank debt), recoverability of the investment through future cash flows and relationships with the other partners. If we believe that the decline in the fair value of the investment is temporary, then no impairment is recorded. We recorded $14.7 million of impairment charges related to investments in unconsolidated entities for the year ended December 31, 2022 and no charges for the years ended December 31, 2021 and 2020.

Income Taxes — We account for income taxes in accordance with ASC Topic 740, *Income Taxes.* Deferred tax assets and liabilities are recorded based on future tax consequences of temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes, and are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

We periodically assess our deferred tax assets, including the benefit from net operating losses, to determine if a valuation allowance is required. A valuation allowance is established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon, among other matters, taxable income in prior years available for carryback, estimates of future income, tax planning strategies, and reversal of existing temporary differences.

Property and Equipment, net — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is generally computed using the straight-line basis over the estimated useful lives of the assets as follows:

Buildings: 20 – 40 years

Building and leasehold improvements: 10 years or remaining life of building/lease term if less than 10 years

Information systems: over the term of the license

Furniture, fixtures and computer and equipment: 5 – 7 years

Model and sales office improvements: lesser of 3 years or the life of the community

Maintenance and repair costs are expensed as incurred.

Depreciation expense was $7.6 million, $7.5 million, and $6.3 million, respectively, for the years ended December 31, 2022, 2021, and 2020. Depreciation expense is recorded in General and administrative expenses in the Consolidated Statement of Operations.

Goodwill — The excess of the purchase price of a business acquisition over the net fair value of assets acquired and liabilities assumed is capitalized as goodwill in accordance with ASC Topic 350, *Intangibles — Goodwill and Other*. ASC 350 requires that goodwill and intangible assets that do not have finite lives not be amortized, but rather assessed for impairment at least annually or more frequently if certain impairment indicators are present. We perform our annual impairment test during the fourth quarter or whenever impairment indicators are present. For the years ended December 31, 2022, 2021 and 2020, goodwill was not impaired.

Insurance Costs, Self-Insurance Reserves and Warranty Reserves — We have certain deductible limits for each of our policies under our workers' compensation, automobile, and general liability insurance policies, and we record warranty expense and liabilities for the estimated costs of potential claims for construction defects. The excess liability is aggregated annually and applied in excess of automobile liability, employer's liability under workers compensation and general liability policies. We also generally require our subcontractors and design professionals to indemnify us and provide evidence of insurance for liabilities arising from their work, subject to certain limitations. We are the parent of Beneva Indemnity Company ("Beneva"), a captive insurance company, which provides insurance coverage for construction defects discovered up to ten years following the close of a home, coverage for premise operations risk, and property damage. We accrue for the expected costs associated with the deductibles and self-insured amounts under our various insurance policies based on historical claims, estimates for claims incurred but not reported, and potential for recovery of costs from insurance and other sources. The estimates are subject to significant variability due to factors, such as claim settlement patterns, litigation trends, and the extended period of time in which a construction defect claim might be made after the closing of a home.

Our loss reserves for structural defects (maintained by Beneva) are based on factors that include an actuarial study for structural, historical and anticipated claims, trends related to similar product types, number of home closings, and geographical areas. We also provide third-party warranty coverage on homes where required by Federal Housing Administration or Veterans Administration lenders. We regularly review the reasonableness and adequacy of our reserves and make adjustments to the balance of the preexisting reserves to reflect changes in trends and historical data as information becomes available. Self-insurance and warranty reserves are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets.

We offer a one year limited warranty to cover various defects in workmanship or materials, two year limited warranty on certain systems (such as electrical or cooling systems), and a ten year limited warranty on structural defects. Warranty reserves are established as homes close in an amount estimated to be adequate to cover expected costs of materials and outside labor during warranty periods. Our warranty is not considered a separate deliverable in the sales arrangement since it is not priced separately from the home, therefore, it is accounted for in accordance with ASC Topic 450, *Contingencies,* which states that warranties that are not separately priced are generally accounted for by accruing the estimated costs to fulfill the warranty obligation. The amount of revenue related to the product is recognized in full upon the delivery of the home if all other criteria for revenue recognition have been met. As a result, we accrue the estimated costs to fulfill the warranty obligation at the time a home closes, as a component of Cost of home closings on the Consolidated Statements of Operations.

Stock Based Compensation — We have stock options, performance-based restricted stock units and non-performance-based restricted stock units, which we account for in accordance with ASC Topic 718-10, *Compensation — Stock Compensation.* The fair value for stock options is measured and estimated on the date of grant using the Black-Scholes option pricing model and recognized evenly over the vesting period of the options. Performance-based restricted stock units are measured using the closing price on the date of grant and expensed using a probability of attainment calculation which determines the likelihood of achieving the performance targets. Non-performance-based restricted stock units are time-based awards and measured using the closing price on the date of grant and are expensed ratably over the vesting period.

Employee Benefit Plans — We maintain a defined contribution plan pursuant to Section 401(k) of the IRC ("401(k) Plan"). Each eligible employee may elect to make before-tax contributions up to the current tax limits. At December 31, 2022, we match 100% of employees' voluntary contributions up to 4% of eligible compensation, and 50% for each dollar contributed between 4% and 5% of eligible compensation. We contributed $13.6 million, $11.3 million, and $4.7 million to the 401(k) Plan for the years ended December 31, 2022, 2021, and 2020, respectively. During the year ended December 31, 2020, the employee match portion of the plan was paused for one quarter as part of our efforts to reduce spending during the early onset of the COVID-19 pandemic.

Treasury Stock — We account for treasury stock in accordance with ASC Topic 505-30, *Equity—Treasury Stock.* Repurchased shares are reflected as a reduction in stockholders' equity and subsequent sale of repurchased shares are recognized as a change in equity. To date, we have not sold any treasury stock.

Revenue Recognition — Revenue is recognized in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"). The standard's core principle requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services.

Home and land closings revenue

Under Topic 606, the following steps are applied to determine home closings revenue and land closings revenue recognition: (1) identify the contract(s) with our customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the performance obligation(s) are satisfied. Our home sales transactions, have one contract, with one performance obligation, with each customer to build and deliver the home purchased (or develop and deliver land). Based on the application of the five steps, the following summarizes the timing and manner of home and land sales revenue:

• Revenue from closings of residential real estate is recognized when the buyer has made the required minimum down payment, obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and we have no continuing involvement with the property, which is generally upon the close of escrow. Revenue is reported net of any discounts and incentives.

• Revenue from land sales is recognized when a significant down payment is received, title passes and collectability of the receivable, if any, is reasonably assured, and we have no continuing involvement with the property, which is generally upon the close of escrow.

Amenity and other revenue

We own and operate certain amenities such as golf courses, club houses, and fitness centers, which require us to provide club members with access to the facilities in exchange for the payment of club dues. We collect club dues and other fees from club members, which are invoiced on a monthly basis. Revenue from our golf club operations is also included in amenity and other revenue. Amenity and other revenue also includes revenue from the sale of assets from our Urban Form operations and Build-to-Rent operations.

Financial services revenue

Mortgage operations and hedging activity related to financial services are not within the scope of Topic 606. Loan origination fees (including title fees, points, and closing costs) are recognized at the time the related real estate transactions are completed, which is usually upon the close of escrow. All of the loans TMHF originates are sold to third party investors within a short period of time, on a non-recourse basis. Gains and losses from the sale of mortgages are recognized in accordance with ASC Topic 860-20, *Sales of Financial Assets.* TMHF does not have continuing involvement with the transferred assets; therefore, we derecognize the mortgage loans at time of sale, based on the difference between the selling price and carrying value of the related loans upon sale, recording a gain/loss on sale in the period of sale. Also included in Financial services revenue/expenses is the realized and unrealized gains and losses from hedging instruments. ASC Topic 815-25, *Derivatives and Hedging,* requires that all hedging instruments be recognized as assets or liabilities on the balance sheet at their fair value. We do not meet the criteria for hedge accounting; therefore, we account for these instruments as free-standing derivatives, with changes in fair value recognized in Financial services revenue/expenses on the statement of operations in the period in which they occur.

Advertising Costs — We expense advertising costs as incurred. For the years ended December 31, 2022, 2021, and 2020, advertising costs were $33.9 million, $30.4 million, and $31.9 million, respectively. Such costs are included in General and administrative expenses on the Consolidated Statement of Operations.

Recently Issued Accounting Pronouncements — In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides optional expedients for applying U.S. GAAP to contracts affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. The guidance was effective beginning March 12, 2020 and entities could elect to apply the amendments prospectively through December 31, 2022. In December 2022, FASB issued ASU 2022-06, *Deferral of the Sunset Date of Topic 848*, which deferred the effective date deadline from December 31, 2022 to December 31, 2024. The use of LIBOR is primarily limited to our financial services mortgage warehouse facilities and our Revolving Credit Facilities. During 2022 our warehouse facilities were modified to directly replace the reference rate but did not change the amount or timing of contractual cash flows. As such, we have elected the use of the practical expedient and treated such modification as a continuation of the debt agreement. Our Revolving Credit Facilities provide the option to continue the use of LIBOR until its expiration. The adoption of ASU 2020-04 has not had a material impact on our consolidated financial statements and disclosures.

3. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to TMHC by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per share gives effect to the potential dilution that could occur if all outstanding dilutive equity awards to issue shares of Common Stock were exercised or settled.

The following is a summary of the components of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31,		
(Dollars in thousands except per share data)	**2022**	**2021**	**2020**
Numerator:			
Net income available to TMHC — basic	$ 1,052,800	$ 663,026	$ 243,439
Denominator:			
Weighted average shares — basic	114,982	126,077	127,812
Restricted stock units	707	920	865
Stock options	532	771	319
Warrants	—	251	174
Weighted average shares — diluted	116,221	128,019	129,170
Earnings per common share — basic:			
Net income available to Taylor Morrison Home Corporation	$ 9.16	$ 5.26	$ 1.90
Earnings per common share — diluted:			
Net income available to Taylor Morrison Home Corporation	$ 9.06	$ 5.18	$ 1.88

The above calculations of weighted average shares exclude 1,485,064, 1,030,282, and 2,335,006 outstanding anti-dilutive stock options and unvested performance and non-performance restricted stock units for the years ended December 31, 2022, 2021, and 2020, respectively.

4. REAL ESTATE INVENTORY AND LAND DEPOSITS

Inventory consists of the following:

	AS OF DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Real estate developed or under development	$ 3,607,227	$ 3,895,681
Real estate held for development or held for sale [1]	43,314	70,305
Total owned lots	3,650,541	3,965,986
Operating communities [2]	1,506,241	1,309,551
Capitalized interest	190,123	168,670
Total owned inventory	5,346,905	5,444,207
Consolidated real estate not owned	23,971	55,314
Total real estate inventory	$ 5,370,876	$ 5,499,521

(1)   Real estate held for development or held for sale includes properties which are not in active production.
(2)   Operating communities consist of all vertical construction costs relating to homes in progress and completed homes.

The development status of our land inventory is as follows:

	AS OF DECEMBER 31,			
	2022		**2021**	
(Dollars in thousands)	**OWNED LOTS**	**BOOK VALUE OF LAND AND DEVELOPMENT**	**OWNED LOTS**	**BOOK VALUE OF LAND AND DEVELOPMENT**
Homebuilding owned lots				
Undeveloped	14,985	$ 522,594	17,671	$ 636,385
Under development	10,716	1,106,751	11,446	964,353
Finished	18,366	2,018,062	18,896	2,266,309
Total homebuilding owned lots	44,067	3,647,407	48,013	3,867,047
Other assets [1]	—	3,134	5,298	98,939
Total owned lots	44,067	$ 3,650,541	53,311	$ 3,965,986

(1)   The remaining book value of land and development as of December 31, 2022 relates to parcels of commercial assets which are· excluded from the owned lots presented in the table.

As of December 31, 2021, the homebuilding owned lots presented above have been recast as a result of an operational change in classification in the current period. Undeveloped lots are those where no phase specific development work has commenced. Under development lots include land where phase specific development has commenced. Finished lots are fully developed. Our current classification allows for multi-phase or master planned communities to be presented in more than one lot status based on their development compared to our prior process which grouped all phases of a multi-phase or master planned community into one category based on the phase that was most developed. We believe this operational change provides better transparency into lot status and the book value of such lots.

We have land option purchase contracts, land banking arrangements and other controlled lot agreements. We do not have title to the properties, and the property owner and its creditors generally only have recourse against us in the form of retaining non-refundable deposits. We are also not legally obligated to purchase the balance of the lots. Deposits related to these lots are capitalized when paid and classified as Land deposits until the associated property is purchased. The table below presents a summary of our controlled lots for the following periods (dollars in thousands):

	AS OF					
	DECEMBER 31, 2022			DECEMBER 31, 2021		
	CONTROLLED LOTS	PURCHASE PRICE	LAND DEPOSITS [1]	CONTROLLED LOTS	PURCHASE PRICE	LAND DEPOSITS [1]
Homebuilding controlled lots						
Land option purchase contracts	6,582	$ 428,612	$ 47,678	8,360	$ 507,161	$ 57,554
Land banking arrangements	7,369	$ 1,057,065	156,653	5,731	749,813	117,721
Other controlled lots	16,891	956,712	50,218	14,671	1,338,284	38,505
Total controlled lots	30,842	$ 2,442,389	$ 254,549	28,762	$ 2,595,258	$ 213,780

(1)   Land deposits are non-refundable and represent exposure to loss related to our contracts with third parties, unconsolidated entities, and land banking arrangements. In addition, at December 31, 2022 and December 31, 2021 we had refundable deposits of $8.8 million and $15.7 million, respectively.

Capitalized Interest — Interest capitalized, incurred and amortized is as follows:

	YEAR ENDED DECEMBER 31,		
(Dollars in thousands)	**2022**	**2021**	**2020**
Interest capitalized — beginning of period	$ 168,670	$ 163,780	$ 115,593
Interest incurred[1]	159,913	154,623	164,085
Interest amortized to cost of home closings	(138,460)	(149,733)	(115,898)
Interest capitalized — end of period	$ 190,123	$ 168,670	$ 163,780

(1)   Excludes Interest expense, net on the Consolidated Statement of Operations as such amounts are not capitalizable.

5. INVESTMENTS IN CONSOLIDATED AND UNCONSOLIDATED ENTITIES

Unconsolidated Entities — We have investments in a number of joint ventures with third parties. These entities are generally involved in real estate development, homebuilding, Build-to-Rent, and/or mortgage lending activities. The primary activity of the real estate development joint ventures is the development and sale of lots to joint venture partners and/or unrelated builders. Our share of the joint venture profit relating to lots we purchase from the joint ventures is deferred until homes are delivered by us and title passes to a homebuyer.

During the twelve months ended December 31, 2022, we contributed land as part of two initial investments in existing unconsolidated joint ventures. In accordance with ASC 606, when the transferee obtains title, physical possession and maintains the risks and rewards of ownership of the property and the transferor has no continuing involvement, the contribution is considered a transfer. To recognize the transfer, the difference between the fair value of the land and carrying value at the time of the contribution is recorded as a gain/loss on transfer. For the year ended December 31, 2022 we recognized gains of $14.5 million, related to land transferred to unconsolidated joint ventures.

Summarized, unaudited condensed combined financial information of unconsolidated entities that are accounted for by the equity method is as follows (in thousands):

	AS OF DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Assets:		
Real estate inventory	$ 749,942	$ 414,687
Other assets	146,770	118,990
Total assets	$ 896,712	$ 533,677
Liabilities and owners' equity:		
Debt	$ 238,263	$ 167,842
Other liabilities	31,824	16,245
Total liabilities	$ 270,087	$ 184,087
Owners' equity:		
TMHC	$ 282,900	$ 171,406
Others	343,725	178,184
Total owners' equity	$ 626,625	$ 349,590
Total liabilities and owners' equity	$ 896,712	$ 533,677

	YEAR ENDED DECEMBER 31,		
(Dollars in thousands)	**2022**	**2021**	**2020**
Revenues	$ 168,695	$130,640	$ 161,888
Costs and expenses	(163,488)	(97,596)	(129,764)
Income of unconsolidated entities	$ 5,207	$ 33,044	$ 32,124
TMHC's share in net (loss)/income from unconsolidated entities	$ (14,184)[1]	$ 11,130	$ 11,176
Distributions from unconsolidated entities	$ 130,545	$ 42,655	$ 51,626

(1) TMHC's share in net loss from unconsolidated entities relates to the impairment of our investment in one of our unconsolidated joint ventures.

Consolidated Entities — We have several joint ventures for the purpose of real estate development and homebuilding activities, which we have determined to be VIEs. As the managing member, we oversee the daily operations and have the power to direct the activities of the VIEs, or joint ventures. For this specific subset of joint ventures, based upon the allocation of income and loss per the applicable joint venture agreements and certain performance guarantees, we have potentially significant exposure to the risks and rewards of the joint ventures. Therefore, we are the primary beneficiary of these VIEs and the entities are consolidated.

As of December 31, 2022, the assets of the consolidated joint ventures totaled $277.6 million, of which $38.9 million was cash and cash equivalents, $72.0 million was owned inventory, and $123.2 million was fixed assets. The majority of the fixed asset balance is held for sale as of December 31, 2022. As of December 31, 2021, the assets of the consolidated joint ventures totaled $291.8 million, of which $22.3 million was cash and cash equivalents, $147.6 million was owned inventory, and $74.3 million was fixed assets. The liabilities of the consolidated joint ventures totaled $155.5 million and $165.1 million as of December 31, 2022 and December 31, 2021, respectively, and were primarily comprised of notes payable, accounts payable and accrued liabilities.

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

		AS OF DECEMBER 31,
(Dollars in thousands)	**2022**	**2021**
Real estate development costs to complete	$ 53,155	$ 49,833
Compensation and employee benefits	112,294	166,272
Self-insurance and warranty reserves	161,675	141,839
Interest payable	37,434	48,551
Property and sales taxes payable	30,046	29,384
Other accruals	95,649	89,330
Total accrued expenses and other liabilities	$ 490,253	$ 525,209

Self-Insurance and Warranty Reserves — We accrue for the expected costs associated with our limited warranty, deductibles and self-insured exposure under our various insurance policies within Beneva. A summary of the changes in reserves are as follows:

		YEAR ENDED DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**	**2020**
Reserves — beginning of period	$ 141,839	$ 118,116	$ 120,048
Net additions to reserves due to WLH acquisition	—	—	9,984
Additions to reserves	76,643	77,827	62,722
Costs and claims incurred	(76,994)	(67,704)	(82,137)
Change in estimates to pre-existing reserves	20,187	13,600	7,499
Reserves — end of period	$ 161,675	$ 141,839	$ 118,116

7. ESTIMATED DEVELOPMENT LIABILITIES

Estimated development liabilities consists primarily of estimated future utilities improvements in Poinciana, Florida and Rio Rico, Arizona for home sites previously sold, in most cases prior to 1980. Estimated development liabilities are reduced by actual expenditures and is evaluated and adjusted, as appropriate, to reflect management's estimate of potential completion costs. At December 31, 2022 and 2021, these liabilities are based on third-party engineer cost estimates which reflect the estimated completion costs. The balance at December 31, 2022 increased from December 31, 2021 as a result of estimated cost increases to complete development. Future increases or decreases of costs for construction, material and labor, as well as other land development and utilities infrastructure costs, may have a significant effect on the estimated development liabilities.

8. DEBT

Total debt consists of the following:

	AS OF DECEMBER 31,					
	2022			**2021**		
(Dollars in thousands)	**PRINCIPAL**	**UNAMORTIZED DEBT ISSUANCE (COSTS) / PREMIUM**	**CARRYING VALUE**	**PRINCIPAL**	**UNAMORTIZED DEBT ISSUANCE (COSTS) / PREMIUM**	**CARRYING VALUE**
5.875% Senior Notes due 2023	—	—	—	350,000	(733)	349,267
5.625% Senior Notes due 2024	350,000	(628)	349,372	350,000	(1,166)	348,834
5.875% Senior Notes due 2027	500,000	(3,459)	496,541	500,000	(4,243)	495,757
6.625% Senior Notes due 2027[1]	27,070	1,310	28,380	300,000	17,718	317,718
5.75% Senior Notes due 2028	450,000	(3,183)	446,817	450,000	(3,814)	446,186
5.125% Senior Notes due 2030	500,000	(4,807)	495,193	500,000	(5,440)	494,560
Senior Notes subtotal	1,827,070	(10,767)	1,816,303	2,450,000	2,322	2,452,322
Loans payable and other borrowings	361,486	—	361,486	404,386	—	404,386
$1 Billion Revolving Credit Facility[2][3]	—	—	—	—	—	—
$100 Million Revolving Credit Facility[2][3]	—	—	—	31,529	—	31,529
Mortgage warehouse borrowings	306,072	—	306,072	413,887	—	413,887
Total debt	$2,494,628	$(10,767)	$2,483,861	$3,299,802	$ 2,322	$3,302,124

[1] Unamortized Debt Issuance (Cost)/Premium for such notes is reflective of fair value adjustments as a result of purchase accounting.
[2] Unamortized debt issuance costs are included in the Prepaid expenses and other assets, net on the Consolidated Balance Sheets.
[3] The $1 Billion Revolving Credit Facility Agreement together with the $100 Million Revolving Credit Facility Agreement, the "Revolving Credit Facilities".

Senior Notes

All of our senior notes (the "Senior Notes") described below and the related guarantees are senior unsecured obligations and are not subject to registration rights. The indentures governing our senior notes (except for the remaining 2027 6.625% WLH Notes, as described below) contain covenants that limit our ability to incur debt secured by liens and enter into certain sale and leaseback transactions and contain customary events of default. None of the indentures for the senior notes have financial maintenance covenants. As of December 31, 2022, we were in compliance with all of the covenants under the Senior Notes.

5.875% Senior Notes due 2023

Our 5.875% Senior Notes due 2023 (the "2023 Senior Notes") were redeemed in full on October 31, 2022 using cash on hand and borrowings on our $1 Billion Revolving Credit Facility at a price equal to 100%, plus the applicable premium and accrued and unpaid interest up to, but excluding, the settlement date. As a result of the redemption of the 2023 Senior Notes, we recorded a net loss on extinguishment of debt of $0.8 million for the year ended December 31, 2022 to (Gain)/loss on extinguishment of debt, net, on the Consolidated Statement of Operations, which included the write-off of net unamortized deferred financing fees and early payoff premium.

5.625% Senior Notes due 2024

On March 5, 2014, Taylor Morrison Communities, Inc. ("TM Communities") issued $350.0 million aggregate principal amount of 5.625% Senior Notes due 2024 (the "2024 Senior Notes"), which mature on March 1, 2024. The 2024 Senior Notes are guaranteed by Taylor Morrison Home III Corporation, Taylor Morrison Holdings, Inc. and their homebuilding subsidiaries (collectively, the "Guarantors"). We are required to offer to repurchase the 2024 Senior Notes at a price equal to 101% of their aggregate principal amount (plus accrued and unpaid interest) upon certain change of control events where there is a credit rating downgrade that occurs in connection with the change in control.

Prior to December 1, 2023, the 2024 Senior Notes are redeemable at a price equal to 100% plus a "make-whole" premium for payments through December 1, 2023 (plus accrued and unpaid interest). Beginning on December 1, 2023, the 2024 Senior Notes are redeemable at par (plus accrued and unpaid interest).

5.875% Senior Notes due 2027

On June 5, 2019, TM Communities issued $500.0 million aggregate principal amount of 5.875% Senior Notes due 2027 (the "2027 5.875% Senior Notes"), which mature on June 15, 2027. The 2027 5.875% Senior Notes are guaranteed by the Guarantors. The change of control provisions in the indenture governing the 2027 5.875% Senior Notes are similar to those contained in the indentures governing our other Senior Notes.

Prior to March 15, 2027, the 2027 5.875% Senior Notes are redeemable at a price equal to 100% plus a "make-whole" premium for payments through March 15, 2027 (plus accrued and unpaid interest). Beginning on March 15, 2027, the 2027 5.875% Senior Notes are redeemable at par (plus accrued and unpaid interest).

6.625% Senior Notes due 2027

Following our exchange offer in the first quarter of 2020 (the "Exchange Offer"), whereby TM Communities offered to exchange any and all outstanding senior notes issued by William Lyon Homes ("WLH"), we had $290.4 million aggregate principal amount of 6.625% Senior Notes due 2027 issued by TM Communities (the "2027 6.625% TM Communities Notes") and $9.6 million aggregate principal amount of 6.625% Senior Notes due 2027 issued by WLH (the "2027 6.625% WLH Notes" and together with the 2027 6.625% TM Communities Notes, the "2027 6.625% Senior Notes"). The 2027 6.625% TM Communities Notes are obligations of TM Communities and are guaranteed by the Guarantors.

In connection with the consummation of the exchange offer, WLH entered into a supplemental indenture to eliminate substantially all of the covenants in the indenture governing the 2027 6.625% WLH Notes, including the requirements to offer to purchase such notes upon a change of control, and to eliminate certain other restrictive provisions and events that constitute an "Event of Default" in such indenture.

On June 13, 2022, TM Communities announced a cash tender offer to purchase any and all of the $290.4 million outstanding aggregate principal amount of the 2027 6.625% TM Communities Notes (the "Tender Offer"), which expired July 12, 2022. TM Communities purchased $264.1 million and an additional approximately $0.9 million of the 2027 6.625% TM Communities Notes pursuant to the Tender Offer using cash on hand and borrowings on our $1 Billion Revolving Credit Facility at a price equal to 100% and 97%, respectively, of the principal amounts, plus accrued and unpaid interest up to, but excluding, the settlement date. As a result of the Tender Offer, TM Communities repurchased a total of $265.0 million in aggregate principal amount of outstanding 2027 6.625% TM Communities Notes and we recorded a net gain on extinguishment of debt of approximately $13.6 million for the year ended December 31, 2022 to (Gain)/loss on extinguishment of debt, net, on the Consolidated Statement of Operations.

On November 3, 2022, we purchased $8.0 million of the 2027 6.625% WLH Notes using cash on hand and borrowings on our $1 Billion Revolving Credit Facility at a price equal to 91.25% of the principal amount, plus accrued and unpaid interest up to, but excluding, the settlement date. As a result of the redemption of the 2027 6.625% WLH Notes, we recorded a net gain on extinguishment of debt of approximately $1.1 million for the year ended December 31, 2022 to (Gain)/loss on extinguishment of debt, net, on the Consolidated Statement of Operations.

The remaining 2027 6.625% Senior Notes mature on July 15, 2027. As of December 31, 2022, the remaining 2027 6.625% Senior Notes are redeemable at a price equal to 103.313% of principal (plus accrued and unpaid interest). On or after July 15, 2023, the 2027 6.625% Senior Notes are redeemable at a price equal to 102.208% of principal (plus accrued and unpaid interest). On or after July 31, 2024, the 2027 6.625% Senior Notes are redeemable at a price equal to a 101.104% of principal (plus accrued and unpaid interest). On or after July 15, 2025, the remaining 2027 6.625% Senior Notes are redeemable at a price equal to 100% of principal (plus accrued and unpaid interest).

5.75% Senior Notes due 2028

On August 1, 2019, TM Communities issued $450.0 million aggregate principal amount of 5.75% Senior Notes due 2028 (the "2028 Senior Notes"), which mature on January 15, 2028. The 2028 Senior Notes are guaranteed by the same Guarantors that guarantee our other Senior Notes. The change of control provisions in the indenture governing the 2028 Senior Notes are similar to those contained in the indentures governing our other Senior Notes.

Prior to October 15, 2027, the 2028 Senior Notes are redeemable at a price equal to 100% plus a "make-whole" premium for payments through October 15, 2027 (plus accrued and unpaid interest). Beginning on October 15, 2027, the 2028 Senior Notes are redeemable at par (plus accrued and unpaid interest).

5.125% Senior Notes due 2030 and Redemption of the 2023 6.00% Senior Notes and Redemption of the 2025 Senior Notes

In July, 2020, we partially redeemed $266.9 million of our 6.00% Senior Notes due 2023 (the "2023 6.00% Senior Notes") and $333.1 million of our 5.875% Senior Notes due 2025 (the "2025 Senior Notes") using the net proceeds from the issuance of $500.0 million aggregate principal amount of 5.125% Senior Notes due 2030 (the "2030 Senior Notes"). In September 2020, we redeemed the remaining $83.1 million and $103.8 million of 2023 6.00% Senior Notes and 2025 Senior Notes, respectively, using cash on hand. For the 2023 6.00% Senior Notes, the redemption price was equal to 100% of the principal amount, plus a make-whole premium of 0.11% plus 50 basis points, plus accrued and unpaid interest to, but excluding the redemption date. For the 2025 Senior Notes, the redemption price was equal to 102.938% of the principal amount, plus accrued and unpaid interest to, but excluding the redemption date. As a result of the early redemption of the 2023 and 2025 Senior Notes, we recorded a total net loss on extinguishment of debt of approximately $10.2 million in (Gain)/loss on extinguishment of debt, net in the Consolidated Statement of Operations for the year ended December 31, 2020.

The 2030 Senior Notes mature on August 1, 2030. The Senior Notes are guaranteed by the same Guarantors that guarantee our other Senior Notes. The change of control provisions in the indenture governing the 2030 Senior Notes are similar to those contained in the indentures governing our other Senior Notes.

Prior to February 1, 2030, the 2030 Senior Notes are redeemable at a price equal to 100.0% plus a "make-whole" premium for payments through February 1, 2030 (plus accrued and unpaid interest). Beginning on February 1, 2030, the 2030 Senior Notes are redeemable at par (plus accrued and unpaid interest).

$1 Billion Revolving Credit Facility

On September 9, 2022, we entered into an agreement to exercise the accordion feature under our existing Amended and Restated Credit Agreement (the "Credit Agreement") increasing the aggregate commitments from $800 million to $1.0 billion.

Our $1 Billion Revolving Credit Facility has a maturity date of March 11, 2027. We had no outstanding borrowings under $1 Billion Revolving Credit Facility as of December 31, 2022 and December 31, 2021.

As of December 31, 2022 and December 31, 2021, we had $3.8 million and $1.1 million, respectively, of unamortized debt issuance costs relating to our credit facility, which are included in Prepaid expenses and other assets, net, on the Consolidated

Balance Sheets. As of December 31, 2022 and December 31, 2021, we had $69.2 million and $58.7 million, respectively, of utilized letters of credit, resulting in $930.8 million and $741.3 million, respectively, of availability under the credit facility.

The $1 Billion Revolving Credit Facility contains certain "springing" financial covenants, requiring us and our subsidiaries to comply with a maximum debt to capitalization ratio of not more than 0.60 to 1.00 and a minimum consolidated tangible net worth level, currently of at least $2.9 billion. The financial covenants would be in effect for any fiscal quarter during which any (a) loans under the $1 Billion Revolving Credit Facility are outstanding during the last day of such fiscal quarter or on more than five separate days during such fiscal quarter or (b) undrawn letters of credit (except to the extent cash collateralized) issued under the $1 Billion Revolving Credit Facility in an aggregate amount greater than $40.0 million or unreimbursed letters of credit issued under the $1 Billion Revolving Credit Facility are outstanding on the last day of such fiscal quarter or for more than five consecutive days during such fiscal quarter. For purposes of determining compliance with the financial covenants for any fiscal quarter, the $1 Billion Revolving Credit Facility provides that we may exercise an equity cure by issuing certain permitted securities for cash or otherwise recording cash contributions to our capital that will, upon the contribution of such cash to the borrower, be included in the calculation of consolidated tangible net worth and consolidated total capitalization. The equity cure right is exercisable up to twice in any period of four consecutive fiscal quarters and up to five times overall.

The $1 Billion Revolving Credit Facility contains certain restrictive covenants including limitations on incurrence of liens, the payment of dividends and other distributions, asset dispositions and investments in entities that are not guarantors, limitations on prepayment of subordinated indebtedness and limitations on fundamental changes. The $1 Billion Revolving Credit Facility contains customary events of default, subject to applicable grace periods, including for nonpayment of principal, interest or other amounts, violation of covenants (including financial covenants, subject to the exercise of an equity cure), incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material monetary judgments, ERISA events with material adverse effect, actual or asserted invalidity of material guarantees and change of control.

As of December 31, 2022, we were in compliance with all of the covenants under the $1 Billion Revolving Credit Facility.

$100 Million Revolving Credit Facility

On September 17, 2021, we entered into a $100 Million Revolving Credit Facility, which matures on September 17, 2024 and is guaranteed by the Guarantors.

As of December 31, 2022 and December 31, 2021, we had $0.5 million and $0.7 million, respectively, of unamortized debt issuance costs relating to our $100 Million Revolving Credit Facility, which are included in Prepaid expenses and other assets, net, on the Consolidated Balance Sheets. We had no utilized letters of credit as of December 31, 2022 and December 31, 2021, resulting in $100.0 million and $68.5 million, respectively, of availability under the $100 Million Revolving Credit Facility

The $100 Million Revolving Credit Facility contains certain "springing" financial covenants, requiring us and our subsidiaries to comply with a maximum debt to capitalization ratio of not more than 0.60 to 1.00 and a minimum consolidated tangible net worth level of at least $2.9 billion. The financial covenants would be in effect for any fiscal quarter during which any (a) loans under the $100 Million Revolving Credit Facility are outstanding during the last day of such fiscal quarter or on more than five separate days during such fiscal quarter or (b) undrawn letters of credit (except to the extent cash collateralized) issued under the $100 Million Revolving Credit Facility in an aggregate amount greater than $40.0 million or unreimbursed letters of credit issued under the $100 Million Revolving Credit Facility are outstanding on the last day of such fiscal quarter or for more than five consecutive days during such fiscal quarter. For purposes of determining compliance with the financial covenants for any fiscal quarter, the $100 Million Revolving Credit Facility provides that we may exercise an equity cure by issuing certain permitted securities for cash or otherwise recording cash contributions to our capital that will, upon the contribution of such cash to the borrower, be included in the calculation of consolidated tangible net worth and consolidated total capitalization. The equity cure right is exercisable up to twice in any period of four consecutive fiscal quarters and up to five times overall.

The $100 Million Revolving Credit Facility includes the same restrictive covenants as are included in the $1 Billion

Revolving Credit Facility, described above. As of December 31, 2022, we were in compliance with all of the covenants under the $100 Million Revolving Credit Facility.

Mortgage Warehouse Borrowings

The following is a summary of our mortgage subsidiary warehouse borrowings:

(Dollars in thousands)			DECEMBER 31, 2022		
FACILITY	**AMOUNT DRAWN**	**FACILITY AMOUNT**	**INTEREST RATE**[1]	**EXPIRATION DATE**	**COLLATERAL**[2]
Warehouse A	$ 29,066	$ 60,000	Daily SOFR + 1.70%	On Demand	Mortgage Loans
Warehouse B	94,258	150,000	BSBY 1M + 1.65%	On Demand	Mortgage Loans
Warehouse C	53,607	75,000	Term SOFR + 1.65%	On Demand	Mortgage Loans and Restricted Cash
Warehouse D	83,259	140,000	Daily SOFR + 1.50%	September 6, 2023	Mortgage Loans
Warehouse E	45,882	70,000	Term SOFR + 1.60%	On Demand	Mortgage Loans
Total	$306,072	$495,000			

			DECEMBER 31, 2021		
FACILITY	**AMOUNT DRAWN**	**FACILITY AMOUNT**	**INTEREST RATE**[3]	**EXPIRATION DATE**	**COLLATERAL**[2]
Warehouse A	$ 12	$ 10,000	LIBOR + 1.75%	On Demand	Mortgage Loans
Warehouse B	86,409	150,000	LIBOR + 1.75%	On Demand	Mortgage Loans
Warehouse C	116,601	250,000	LIBOR + 2.05%	On Demand	Mortgage Loans and Restricted Cash
Warehouse D	105,065	150,000	LIBOR + 1.65%	November 20, 2022	Mortgage Loans
Warehouse E	105,800	200,000	LIBOR + 1.50%	On Demand	Mortgage Loans
Total	$413,887	$760,000			

[1] Our warehouse borrowings have transitioned from LIBOR to the Secured Overnight Financing Rate (SOFR), and the Bloomberg Short-Term Bank Yield Index (BSBY).

[2] The mortgage warehouse borrowings outstanding as of December 31, 2022 and 2021, are collateralized by $346.4 million and $467.5 million, respectively, of mortgage loans held for sale, which comprise the balance of mortgage receivables, and $2.1 million and $3.5 million, respectively, of cash, which is included in restricted cash on our Consolidated Balance Sheet.

[3] Subject to certain interest rate floors.

Loans Payable and Other Borrowings

Loans payable and other borrowings as of December 31, 2022 and 2021 consist of project-level debt due to various land sellers and financial institutions for specific communities. Project-level debt is generally secured by the land that was acquired and the principal payments generally coincide with corresponding project lot closings or a principal reduction schedule. These borrowings bear interest at rates that ranged from 0% to approximately 8% at each of December 31, 2022 and 2021.

Future Minimum Principal Payments on Total Debt

Principal maturities of total debt for the year ended December 31, 2022 are as follows (in thousands):

(Dollars in thousands)	YEAR ENDED DECEMBER 31,
2023	$ 503,367
2024	415,320
2025	52,571
2026	28,579
2027	537,105
Thereafter	957,686
Total debt	$ 2,494,628

9. FAIR VALUE DISCLOSURES

ASC Topic 820 provides a framework for measuring fair value under GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are summarized as follows:

Level 1 — Fair value is based on quoted prices for identical assets or liabilities in active markets.

Level 2 — Fair value is determined using quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable.

Level 3 — Fair value is determined using one or more significant inputs that are unobservable in active markets at the measurement date, such as a pricing model, discounted cash flow, or similar technique.

The fair value of our mortgage loans held for sale is derived from negotiated rates with partner lending institutions. The fair value of derivative assets and liabilities includes IRLCs and mortgage backed securities ("MBS"). The fair value of IRLCs is based on the value of the underlying mortgage loans, quoted MBS prices and the probability that the mortgage loan will fund within the terms of the IRLCs. We estimate the fair value of the forward sales commitments based on quoted MBS prices. The fair value of our mortgage warehouse borrowings, loans payable and other borrowings, and the borrowings under our Revolving Credit Facilities approximate carrying value due to their short term nature and variable interest rate terms. The fair value of our Senior Notes is derived from quoted market prices by independent dealers in markets that are not active. The fair value of our Equity Security Investment in a public company is based upon quoted prices for identical assets in an active market. There were no changes to or transfers between the levels of the fair value hierarchy for any of our financial instruments as of December 31, 2022, when compared to December 31, 2021.

The carrying value and fair value of our financial instruments are as follows:

(Dollars in thousands)	LEVEL IN FAIR VALUE HIERARCHY	AS OF DECEMBER 31, 2022		AS OF DECEMBER 31, 2021	
		CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
Description:					
Mortgage loans held for sale	2	$ 346,364	$ 346,364	$ 467,534	$ 467,534
IRLCs	3	2,386	2,386	2,110	2,110
MBSs	2	1,090	1,090	(449)	(449)
Mortgage warehouse borrowings	2	306,072	306,072	413,887	413,887
Loans payable and other borrowings	2	361,486	361,486	404,386	404,386
5.875% Senior Notes due 2023 [1]	2	—	—	349,267	365,890
5.625% Senior Notes due 2024 [1]	2	349,372	347,375	348,834	372,750
5.875% Senior Notes due 2027 [1]	2	496,541	480,060	495,757	560,000
6.625% Senior Notes due 2027 [1]	2	28,380	26,123	317,718	315,750
5.750% Senior Notes due 2028 [1]	2	446,817	421,358	446,186	502,875
5.125% Senior Notes due 2030 [1]	2	495,193	434,330	494,560	550,000
$100 Million Revolving Credit Facility	2	—	—	31,529	31,529
Equity Security Investment	1	460	460	6,400	6,400

[1] Carrying value for Senior Notes, as presented, includes unamortized debt issuance costs or bond premium. Debt issuance costs are not factored into the fair value calculation for the Senior Notes.

Fair value measurements are used for inventories on a nonrecurring basis when events and circumstances indicate that their carrying value is not recoverable. The following table presents the fair value for our inventories measured at fair value on a nonrecurring basis:

(Dollars in thousands)	LEVEL IN FAIR VALUE HIERARCHY	AS OF DECEMBER 31, 2022
Description:		
Real estate inventories	3	48,360

10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

(Dollars in thousands)	YEAR ENDED DECEMBER 31,		
	2022	2021	2020
Current:			
Federal	$ 203,119	$ 73,087	$ 11,621
State	48,134	23,493	11,733
Current tax provision	$ 251,253	$ 96,580	$ 23,354
Deferred:			
Federal	$ 66,667	$ 75,044	$ 45,594
State	18,508	9,117	5,642
Deferred tax provision	$ 85,175	$ 84,161	$ 51,236
Total income tax provision	$ 336,428	$ 180,741	$ 74,590

A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory income tax rate of 21% to income before provision for income taxes is as follows:

	YEAR ENDED DECEMBER 31,		
	2022	**2021**	**2020**
Tax at federal statutory rate	21.0%	21.0%	21.0%
State income taxes (net of federal benefit)	3.9	3.8	4.6
Non-controlling interest	(0.1)	(0.6)	—
Uncertain tax positions	—	(0.2)	(0.1)
Energy tax credits	(1.3)	(1.4)	(2.9)
Disallowed compensation expense	0.4	0.2	0.9
Disallowed acquisition expenses	—	—	2.1
Impact of CARES Act	—	(1.3)	(2.2)
Other	0.3	(0.6)	(0.4)
Effective Rate	24.2%	20.9%	23.0%

Our effective tax rate was 24.2% and 20.9% for the years ended December 31, 2022 and December 31, 2021, respectively. Our effective rate for both years was affected by a number of factors including state income taxes, and energy tax credits relating to homebuilding activities. The effective tax rate for the year ended December 31, 2021 was favorably impacted by tax benefits from the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") which contains a number of economic relief provisions in response to the COVID-19 pandemic.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law. The IRA contains significant law changes including the extension of federal energy efficient home credits through December 2032, a corporate alternative minimum tax of 15% on adjusted financial statement income for applicable corporations effective for tax years beginning after December 31, 2022, and a 1% excise tax on stock repurchases after December 31, 2022. The energy tax credits we recognized in 2022 include the impact of the extension of energy efficient home credits under the IRA. We are currently evaluating the other potential effects of the IRA on our consolidated financial statements.

We have certain tax attributes available to offset the impact of future income taxes. The components of net deferred tax assets and liabilities at December 31, 2022 and 2021, consisted of timing differences related to real estate inventory impairments, expense accruals and reserves, provisions for liabilities, and net operating loss carryforwards. A summary of these components for the years ending December 31, 2022 and 2021 is as follows:

	YEAR ENDED DECEMBER 31,	
(Dollars in thousands)	**2022**	**2021**
Deferred tax assets:		
Real estate inventory	$ 62,990	$ 68,426
Accruals and reserves	48,391	56,244
Other	5,425	11,739
Net operating losses [1]	62,150	76,119
Capital loss carryforward	36,054	36,054
Total deferred tax assets	$ 215,010	$248,582
Deferred tax liabilities:		
Real estate inventory, intangibles, other	(10,632)	(11,162)
Valuation allowance	(36,054)	(36,054)
Deferred income [2]	(100,668)	(50,126)
Total net deferred tax assets	$ 67,656	$151,240

[1] A portion of our net operating losses is limited by Section 382 of the Internal Revenue Code, stemming from three acquisitions: 1) the 2011 acquisition of the Company by our former principal equityholders, 2) the 2018 acquisition of AV Homes and 3) the 2020 acquisition of WLH. All three acquisitions were deemed to be a change in control as defined by Section 382.

[2] In prior years we presented the deferred tax assets on real estate inventory, net of deferred income. As of December 31, 2022, we presented the deferred tax liability for deferred income separate from real estate inventory deferred tax assets for the periods ended December 31, 2022 and 2021.

On both December 31, 2022 and 2021, we had a valuation allowance of $36.1 million against net deferred tax assets. The valuation allowance is the result of the 2018 corporate reorganization which triggered a capital loss carryforward which is not expected to be realized. We have approximately $206.1 million in available gross federal NOL carryforwards. Federal NOL carryforwards generated prior to January 1, 2018 may be used to offset future taxable income for a period of 20 years and begin to expire in 2029. State NOL carryforwards may be used to offset future taxable income for a period of 20 years and begin to expire in 2026. On an ongoing basis, we will continue to review all available evidence to determine if we expect to realize our deferred tax assets and federal and state NOL carryovers or if a valuation allowance is necessary.

We account for uncertain tax positions in accordance with ASC 740. ASC 740 requires a company to recognize the financial statement effect of a tax position when it is more likely than not based on the technical merits of the position that the position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Our inability to determine that a tax position meets the more-likely-than-not recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that we have taken.

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	YEAR ENDING DECEMBER 31,		
(Dollars in thousands)	**2022**	**2021**	**2020**
Beginning of the period	$ —	$ 5,762	$ 6,158
Increases from current year acquisitions	—	—	—
Increases of prior year items	—	—	—
Settlement with tax authorities	—	—	—
Decreased for tax positions of prior years	—	(4,140)	—
Decreased due to statute of limitations	—	(1,622)	(396)
End of the period	$ —	$ —	$ 5,762

As of December 31, 2022 and 2021 there are no unrecognized tax benefits. The decrease in unrecognized tax benefits for the year ending December 31, 2021 was primarily the result of management's determination regarding the realizability of certain carryforward loss positions and the lapse in the statute of limitations on other positions.

We recognized no penalties or interest expense on our uncertain tax positions for the years ended December 31, 2022 and 2021. We recognized $0.5 million for the year ended December 31, 2020, which was included in income tax provision in the Consolidated Statements of Operations and income taxes payable in the Consolidated Balance Sheets.

We are not currently under examinations by any of our major taxing authorities. The statute of limitations for our major taxing jurisdictions remains open for examination for tax years 2017 through 2022.

11. STOCKHOLDERS' EQUITY

Capital Stock

The Company's authorized capital stock consists of 400,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock"), and 50,000,000 shares of preferred stock, par value $0.00001 per share.

Stock Repurchase Program

On May 31, 2022, the Board of Directors authorized a new stock repurchase program which permits the Company to repurchase up to $500.0 million of the Company's Common Stock through December 31, 2023. The new stock repurchase program replaced the Company's prior $250.0 million repurchase program, which had been scheduled to expire on June 30, 2024. Repurchases under the new program may occur from time to time through open market purchases, privately negotiated transactions or other transactions. The timing, manner, price and amount of any common stock repurchases will be determined by us in our discretion and will depend on a variety of factors, including prevailing market conditions, our liquidity, the terms of our debt instruments, legal requirements, planned land investment and development spending, acquisition and other investment opportunities and ongoing capital requirements. The program does not require us to repurchase any specific number of shares of common stock, and the program may be suspended, extended, modified or discontinued at any time.

The following table summarizes share repurchase activity for the program for the years ended December 31, 2022 and 2021:

(Dollars in thousands)	YEAR ENDED DECEMBER 31,	
	2022	**2021**
Amount available for repurchase — beginning of period[1]	$ 230,413	$ 86,831
Additional amount authorized for repurchase[2]	500,000	500,000
Unused amount as part of authorization renewal[3]	(75,000)	(74,998)
Amount repurchased at cost, 14,568,364 and 9,918,104 shares as of December 31, 2022 and December 31, 2021, respectively	(376,275)	(281,420)
Amount available for repurchase — end of period	$ 279,138	$ 230,413

[1]   Represents the amount available for repurchase as of January 1 for the years provided, adjusted for previously expired share repurchase authorizations.

[2]   Amount in 2022 includes a $500.0 million new authorization announced on May 31, 2022. Amount in 2021 includes a $250.0 million renewal announced on each June 1, 2021 and December 13, 2021.

[3]   Amount represents the unused value of the repurchase authorization from December 31, 2021, which was cancelled when the May 31, 2022 authorization was announced. Amount represents the unused value of the repurchase authorization from June 1, 2021, which was cancelled when the December 31, 2021 authorization was announced.

12. STOCK BASED COMPENSATION

In April 2013, we adopted the Taylor Morrison Home Corporation 2013 Omnibus Equity Award Plan (the "Plan"). The Plan was most recently amended and restated in May 2022. The Plan provides for the grant of stock options, restricted stock units ("RSUs"), performance-based restricted stock units ("PRSUs"), and other equity-based awards deliverable in shares of our Common Stock. As of December 31, 2022, we had an aggregate of 5,546,661 shares of Common Stock available for future grants under the Plan.

The following table provides information regarding the amount and components of stock-based compensation expense, which is included in general and administrative expenses in the Consolidated Statement of Operations:

(Dollars in thousands)	YEAR ENDED DECEMBER 31,		
	2022	**2021**	**2020**
Restricted stock units [1] [2]	$ 22,464	$ 15,856	$ 19,938
Stock options	4,437	4,087	7,085
Total stock compensation	$ 26,901	$ 19,943	$ 27,023

[1]   Includes compensation expense related to time-based RSUs and PRSUs.

[2]   Stock-based compensation expense in 2021 and 2020 includes expense recognized for equity awards associated with the acquisition of WLH, which were converted from WLH to TMHC equity awards. An additional $5.1 million of stock based compensation expense relating to the accelerations of awards from the WLH acquisition were charged to Transaction expenses on the Consolidated Statement of Operations for the year ended December 31, 2020.

At December 31, 2022, 2021, and 2020, the aggregate unamortized value of all outstanding stock-based compensation awards was approximately $27.1 million, $26.5 million, and $23.8 million, respectively.

Stock Options — Options granted to employees generally vest and become exercisable ratably on the first, second, third, and fourth anniversary of the date of grant. Options granted to members of the Board of Directors vest and become exercisable ratably on the first, second and third anniversary of the date of grant. Vesting of the options is subject to continued employment with TMHC or continued service on the Board of Directors, through the applicable vesting dates, and options expire within ten years from the date of grant.

The following table summarizes stock option activity for the Plan for each year presented:

	YEAR ENDED DECEMBER 31,					
	2022		**2021**		**2020**	
	NUMBER OF OPTIONS	**WEIGHTED AVERAGE EXERCISE/ GRANT PRICE**	**NUMBER OF OPTIONS**[1]	**WEIGHTED AVERAGE EXERCISE/ GRANT PRICE**	**NUMBER OF OPTIONS**	**WEIGHTED AVERAGE EXERCISE/ GRANT PRICE**
Outstanding, beginning	3,165,612	$ 22.02	3,772,775	$ 19.73	3,339,244	$ 18.98
Granted[1]	519,799	29.30	712,910	28.64	1,139,583	21.95
Exercised	(323,625)	20.69	(1,204,283)	19.37	(551,845)	17.91
Cancelled/forfeited[1]	(88,528)	24.64	(115,790)	21.53	(154,207)	20.93
Balance, ending	3,273,258	$ 23.35	3,165,612	$ 22.02	3,772,775	$ 19.73
Options exercisable, at December 31,	1,775,881	$ 20.50	1,407,618	$ 19.12	1,934,328	$ 18.73

(1)   Excludes the number of options granted and canceled in the same period.

		AS OF DECEMBER 31,		
(Dollars in thousands)		**2022**	**2021**	**2020**
Unamortized value of unvested stock options (net of estimated forfeitures)		$ 7,712	$ 7,515	$ 6,847
Weighted-average period (in years) that expense is expected to be recognized		2.5	2.5	2.5
Weighted-average remaining contractual life (in years) for options outstanding		6.6	7.0	6.6
Weighted-average remaining contractual life (in years) for options exercisable		5.2	5.3	4.9

The following table summarizes the weighted-average assumptions and fair value used for stock options grants:

	YEAR ENDED DECEMBER 31,		
	2022	**2021**	**2020**
Expected dividend yield	—%	—%	—%
Expected volatility[1]	30.46%	24.65%	24.19%
Risk-free interest rate[1]	1.91%	0.75%	1.19%
Expected term (in years)[1]	6.25	6.25	6.25
Weighted average fair value of options granted during the period	$ 9.94	$ 7.45	$ 5.89

(1)   Expected volatilities and expected term are based on the historical information of comparable publicly traded homebuilders. Due to the limited number and homogeneous nature of option holders, the expected term was evaluated using a single group. The risk-free rate is based on the U.S. Treasury yield curve for periods equivalent to the expected term of the options on the grant date.

The following table provides information pertaining to the aggregate intrinsic value of options outstanding and exercisable at December 31, 2022, 2021 and 2020 (excluding options relating to the acquisition of WLH)

	AS OF DECEMBER 31,		
(Dollars in thousands)	**2022**	**2021**	**2020**
Aggregate intrinsic value of options outstanding	$ 21,439	$ 38,190	$ 21,399
Aggregate intrinsic value of options exercisable	$ 15,385	$ 18,897	$ 11,903

The aggregate intrinsic value is based on the market price of our Common Stock on December 31, 2022, the last trading day in December 2022, which was $30.35, less the applicable exercise price of the underlying options. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2022.

Performance-Based Restricted Stock Units – These awards will vest in full based on the achievement of certain performance goals over a three-year performance period, subject to the employee's continued employment through the last date of the performance period and will be settled in shares of our Common Stock. The number of shares that may be issued in settlement of the PRSUs to the award recipients may be greater or lesser than the target award amount depending on actual performance achieved as compared to the performance targets set forth in the awards.

The following table summarizes the activity of our PRSUs:

	YEAR ENDED DECEMBER 31,		
	2022	**2021**	**2020**
Balance, beginning	926,193	930,633	998,639
Granted	272,716	289,308	295,405
Vested	(380,632)	(275,286)	(319,732)
Forfeited	(15,898)	(18,462)	(43,679)
Balance, ending	802,379	926,193	930,633

	YEAR ENDED DECEMBER 31,		
(Dollars in thousands):	**2022**	**2021**	**2020**
PRSU expense recognized	$ 12,642	$ 8,125	$ 5,692
Unamortized value of PRSUs	$ 8,911	$ 8,419	$ 7,848
Weighted-average period expense is expected to be recognized (in years)	1.8	1.8	1.8

Non-Performance-Based Restricted Stock Units — Our RSUs consist of shares of our Common Stock that have been awarded to our employees and members of our Board of Directors. Vesting of RSUs is subject to continued employment with TMHC or continued service on the Board of Directors, through the applicable vesting dates. Time-based RSUs granted to employees generally vest ratably over a three to four year period, based on the grant date. Time-based RSUs granted to members of the Board of Directors generally vest on the first anniversary of the grant date.

The following tables summarize the activity of our RSUs:

	YEAR ENDED DECEMBER 31,					
	2022		**2021**		**2020**	
(Dollars in thousands except per share data):	**NUMBER OF RSUS**	**WEIGHTED AVERAGE GRANT DATE FAIR VALUE**	**NUMBER OF RSUs[1]**	**WEIGHTED AVERAGE GRANT DATE FAIR VALUE**	**NUMBER OF RSUs**	**WEIGHTED AVERAGE GRANT DATE FAIR VALUE**
Outstanding, beginning	804,465	$ 24.73	881,272	$ 21.33	709,754	$ 18.11
Granted	359,993	29.04	370,762	28.62	1,228,451	23.07
Vested	(319,595)	24.32	(390,358)	21.28	(1,004,450)	16.83
Forfeited	(30,029)	26.90	(57,211)	23.68	(52,483)	19.65
Balance, ending	814,834	$ 26.74	804,465	$ 24.73	881,272	$ 21.33

			YEAR ENDED DECEMBER 31,
(Dollars in thousands):	**2022**	**2021**	**2020**
RSU expense recognized[1]	$ 9,822	$ 7,731	$ 14,246
Unamortized value of RSUs[1]	$ 10,486	$ 10,561	$ 9,116
Weighted-average period expense is expected to be recognized (in years)[1]	1.7	1.7	1.8

(1)   RSUs relating to the WLH acquisition are excluded from the table above. As of December 31, 2020, we recognized an additional $7.1 million of RSU expense. As of December 31, 2022, there is no remaining unamortized expense related to WLH RSU's.

The Plan permits us to withhold from the total number of shares that would otherwise be distributed to a recipient on vesting of an RSU, an amount equal to the number of shares having a fair value at the time of distribution equal to the applicable income tax withholdings due and remit the remaining RSU shares to the recipient.

13. OPERATING AND REPORTING SEGMENTS

We have multiple homebuilding operating components which are engaged in the business of acquiring and developing land, constructing homes, marketing and selling homes, and providing warranty and customer service. We aggregate our homebuilding operating components into three reporting segments, East, Central, and West, based on similar long-term economic characteristics. The activity from our Build-to-Rent and Urban Form operations are included in our Corporate segment. We also have a Financial Services reporting segment. We have no inter-segment sales as all sales are to external customers.

Our reporting segments are as follows:

East	Atlanta, Charlotte, Jacksonville, Naples, Orlando, Raleigh, Sarasota, and Tampa
Central	Austin, Dallas, Denver, and Houston
West	Bay Area, Las Vegas, Phoenix, Portland, Sacramento, Seattle, and Southern California
Financial Services	TMHF, Inspired Title, and TMIS

Operating results for each segment may not be indicative of the results for such segment had it been an independent, stand-alone entity. Segment information is as follows:

					YEAR ENDED DECEMBER 31, 2022	
(Dollars in thousands)	**EAST**	**CENTRAL**	**WEST**	**FINANCIAL SERVICES**	**CORPORATE AND UNALLOCATED** [1]	**TOTAL**
Total revenue	$ 2,739,759	$ 2,024,730	$ 3,228,853	$ 135,491	$ 96,084	$ 8,224,917
Gross margin	$ 718,223	$ 493,006	$ 791,944	$ 51,531	$ 37,662	$ 2,092,366
Selling, general and administrative expense	(180,177)	(137,824)	(167,751)	—	(157,460)	(643,212)
Net (loss)/income from unconsolidated entities	—	(55)	(18,445)	5,271	(955)	(14,184)
Interest and other expense, net	(6,725)	(10,364)	(23,881)	—	(15,201)	(56,171)
Gain on extinguishment of debt	—	—	—	—	13,876	13,876
Income/(loss) before income taxes	$ 531,321	$ 344,763	$ 581,867	$ 56,802	$ (122,078)	$ 1,392,675

(1)   Includes the activity from our Build-To-Rent and Urban Form operations.

YEAR ENDED DECEMBER 31, 2021

(Dollars in thousands)	EAST	CENTRAL	WEST	FINANCIAL SERVICES	CORPORATE AND UNALLOCATED [1]	TOTAL
Total revenue	$ 2,423,948	$ 1,741,689	$ 3,126,621	$ 164,615	$ 44,392	$ 7,501,265
Gross margin	$ 522,721	$ 336,896	$ 614,130	$ 62,767	$ 11,367	$ 1,547,881
Selling, general and administrative expense	(184,744)	(133,991)	(187,515)	—	(162,092)	(668,342)
Net income/(loss) from unconsolidated entities	—	306	2,190	8,644	(10)	11,130
Interest and other expense, net	(923)	(3,103)	(7,228)	—	(16,307)	(27,561)
Income/(loss) before income taxes	$ 337,054	$ 200,108	$ 421,577	$ 71,411	$ (167,042)	$ 863,108

(1) Includes the activity from our Build-To-Rent and Urban Form operations.

YEAR ENDED DECEMBER 31, 2020

(Dollars in thousands)	EAST	CENTRAL	WEST	FINANCIAL SERVICES	CORPORATE AND UNALLOCATED [1]	TOTAL
Total revenue	$ 1,919,247	$ 1,633,428	$ 2,396,101	$ 155,827	$ 24,717	$ 6,129,320
Gross margin	$ 319,361	$ 306,158	$ 352,648	$ 66,918	$ (866)	$ 1,044,219
Selling, general and administrative expense	(160,222)	(132,796)	(165,682)	—	(113,675)	(572,375)
Net income from unconsolidated entities	—	23	683	10,470	—	11,176
Interest and other expense, net [2]	(574)	(4,471)	(37,600)	(8,971)	(97,040)	(148,656)
Loss on extinguishment of debt	—	—	—	—	(10,247)	(10,247)
Income/(loss) before income taxes	$ 158,565	$ 168,914	$ 150,049	$ 68,417	$ (221,828)	$ 324,117

(1) Includes the activity from our Build-To-Rent and Urban Form operations.
(2) Interest and other expense, net includes transaction related expenses for business acquisitions.

AS OF DECEMBER 31, 2022

(Dollars in thousands)	EAST	CENTRAL	WEST	FINANCIAL SERVICES	CORPORATE AND UNALLOCATED[1]	TOTAL
Real estate inventory and land deposits	$ 1,820,765	$ 1,359,805	$ 2,453,662	$ —	$ —	$ 5,634,232
Investments in unconsolidated entities	46,629	104,070	80,310	5,283	46,608	282,900
Other assets	216,816	251,727	613,029	431,535	1,040,485	2,553,592
Total assets	$ 2,084,210	$ 1,715,602	$ 3,147,001	$ 436,818	$ 1,087,093	$ 8,470,724

(1) Includes the assets from our Build-To-Rent and Urban Form operations.

AS OF DECEMBER 31, 2021

(Dollars in thousands)	EAST	CENTRAL	WEST	FINANCIAL SERVICES	CORPORATE AND UNALLOCATED[1]	TOTAL
Real estate inventory and land deposits	$ 1,781,948	$ 1,282,024	$ 2,665,084	$ —	$ —	$ 5,729,056
Investments in unconsolidated entities	—	87,600	79,531	4,275	—	171,406
Other assets	196,126	221,906	588,520	559,233	1,261,530	2,827,315
Total assets	$ 1,978,074	$ 1,591,530	$ 3,333,135	$ 563,508	$ 1,261,530	$ 8,727,777

(1) Includes the assets from our Build-To-Rent and Urban Form operations.

AS OF DECEMBER 31, 2020

(Dollars in thousands)	EAST	CENTRAL	WEST	FINANCIAL SERVICES	CORPORATE AND UNALLOCATED[1]	TOTAL
Real estate inventory and land deposits	$ 1,712,852	$ 1,176,604	$ 2,568,595	$ —	$ —	$ 5,458,051
Investments in unconsolidated entities	—	58,052	65,395	4,498	10	127,955
Other assets	170,382	192,981	578,231	284,265	926,130	2,151,989
Total assets	$ 1,883,234	$ 1,427,637	$ 3,212,221	$ 288,763	$ 926,140	$ 7,737,995

(1)   Includes the assets from our Build-To-Rent and Urban Form operations.

14. COMMITMENTS AND CONTINGENCIES

Letters of Credit and Surety Bonds — We are committed, under various letters of credit and surety bonds, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit and surety bonds under these arrangements totaled $1.2 billion at both December 31, 2022 and 2021. Although significant development and construction activities have been completed related to these site improvements, the bonds are generally not released until all development and construction activities are completed. We do not believe that it is probable that any outstanding bonds as of December 31, 2022 will be drawn upon.

Purchase Commitments — We are subject to the usual obligations associated with entering into contracts (including land option contracts and land banking arrangements) for the purchase, development, and sale of real estate in the routine conduct of our business. We have a number of land purchase option contracts and land banking agreements, generally through cash deposits, for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and the creditors generally have no recourse. Our obligations with respect to such contracts are generally limited to the forfeiture of the related non-refundable cash deposits. At December 31, 2022 and 2021, the aggregate purchase price of these contracts was $1.5 billion and $1.3 billion respectively.

Legal Proceedings — We are involved in various litigation and legal claims in the normal course of business, including actions brought on behalf of various classes of claimants. We are also subject to a variety of local, state, and federal laws and regulations related to land development activities, house construction standards, sales practices, mortgage lending operations, employment practices, and protection of the environment. As a result, we are subject to periodic examination or inquiry by various governmental agencies that administer these laws and regulations.

We establish liabilities for legal claims and regulatory matters when such matters are both probable of occurring and any potential loss can be reasonably estimated. At December 31, 2022 and 2021, our legal accruals were $20.6 million and $21.7 million, respectively. We accrue for such matters based on the facts and circumstances specific to each matter and revise these estimates as the matters evolve. In such cases, there may exist an exposure to loss in excess of any amounts currently accrued. Predicting the ultimate resolution of the pending matters, the related timing, or the eventual loss associated with these matters is inherently difficult. Accordingly, the liability arising from the ultimate resolution of any matter may exceed the estimate reflected in the recorded reserves relating to such matter. While the outcome of such contingencies cannot be predicted with certainty, we do not believe that the resolution of such matters will have a material adverse impact on our results of operations, financial position, or cash flows.

On April 26, 2017, a class action complaint was filed in the Circuit Court of the Tenth Judicial Circuit in and for Polk County, Florida by Norman Gundel, William Mann, and Brenda Taylor against Avatar Properties, Inc., (an acquired AV Homes entity), generally alleging that our collection of club membership fees in connection with the use of one of our amenities in our East homebuilding segment violates various laws relating to homeowner associations and other Florida-specific laws. The class action complaint seeks an injunction to prohibit future collection of club membership fees. On November 2, 2021, the court determined that the club membership fees were improper and that plaintiffs were entitled to $35.0 million in fee reimbursements. We appealed the court's ruling to the Second District Court of Appeal on November 29, 2021, and as of December 31, 2022, our appeal remains pending. Plaintiffs have agreed to continue to pay club membership fees pending the outcome of the appeal. We believe, based on our assessment and the opinion of external legal counsel, that the court's legal interpretation constitutes legal error and the court incorrectly ruled on this matter. In accordance with ASC Topic 450, Contingencies, we evaluated the range of loss and the likelihood of each potential amount of loss within the range.

While the ultimate outcome and the costs associated with litigation are inherently uncertain and difficult to predict, in evaluating the potential outcomes, we believe the more likely outcome is that we win the appeal. This belief is based on our review of the legal merit of the judgement, as well as the opinion of external legal counsel. Accordingly, in assessing the range of possible loss, we believe the more likely outcome is that we win on appeal and will have zero liability.

15. MORTGAGE HEDGING ACTIVITIES

The following summarizes derivative instrument assets (liabilities) as of the periods presented:

| | AS OF | | | |
| | DECEMBER 31, 2022 | | DECEMBER 31, 2021 | |
(Dollars in thousands)	FAIR VALUE	NOTIONAL AMOUNT[1]	FAIR VALUE	NOTIONAL AMOUNT[1]
IRLCs	$ 2,386	$ 375,030	$ 2,110	$ 158,299
MBSs	1,090	504,000	(449)	407,000
Total, net	$ 3,476		$ 1,661	

[1]   The notional amounts in the table above includes mandatory and best effort mortgages, that have been locked and approved.

Total commitments to originate loans approximated $419.6 million and $173.7 million at December 31, 2022 and 2021, respectively. This amount represents the commitments to originate loans that have been locked and approved by underwriting. The notional amounts in the table above include mandatory and best effort loans that have been locked and approved by underwriting.

We have exposure to credit loss in the event of contractual non-performance by our trading counterparties in derivative instruments that we use in our rate risk management activities. We manage this credit risk by selecting only counterparties that we believe to be financially strong, spreading the risk among multiple counterparties, by placing contractual limits on the amount of unsecured credit extended to any single counterparty, and by entering into netting agreements with counterparties, as appropriate. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon.

16. BUSINESS COMBINATIONS

In accordance with ASC Topic 805, *Business Combinations*, all assets acquired and liabilities assumed from our acquisition of WLH on February 6, 2020 were measured and recognized at fair value as of the date of the acquisition to reflect the purchase price paid. Upon finalization, total purchase consideration of the WLH acquisition was $1.1 billion, consisting of multiple components: (i) cash of $157.8 million, (ii) the issuance of approximately 28.3 million shares of TMHC Common Stock with a value of $773.9 million, (iii) the repayment of $160.8 million of borrowings under WLH's Revolving Credit Facility, and (iv) the conversion of WLH issued equity instruments consisting of restricted stock units, restricted stock awards, stock options and warrants to TMHC stock with a value of $24.1 million.

We determined the estimated fair value of inventory on a community-level basis, using a reasonable range of market comparable gross margins based on the inventory geography and product type. These estimates are significantly impacted by assumptions related to expected average home selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates were made for each individual community and varied significantly between communities. We believe our estimates and assumptions are reasonable.

The following is a summary of the final fair value of assets acquired and liabilities assumed.

(Dollars in thousands) Acquisition Date	February 6, 2020
Assets acquired	
Real estate inventory	$ 2,069,323
Prepaid expenses and other assets[1]	265,729
Deferred tax assets, net	148,193
Goodwill[2]	513,768
Total assets	$ 2,997,013
Less liabilities assumed	
Accrued expenses and other liabilities	$ 457,365
Total debt[3]	1,306,578
Non-controlling interest	116,157
Net assets acquired	$ 1,116,913

(1)   Includes cash acquired.
(2)   Goodwill is not deductible for tax purposes. We allocated $465.6 million and $48.2 million of goodwill to the West and Central homebuilding segments, respectively.
(3)   See *Note 8—Debt*

Unaudited Pro Forma Results of Business Combination

The following unaudited pro forma information for the periods presented include the results of operations of our acquisition of WLH as if it was completed on January 1, 2019. The pro forma results are presented for informational purposes only and do not purport to be indicative of the results of operations or future results that would have been achieved if the acquisition had taken place one year prior to the acquisition year. The pro forma information combines the historical results of the Company with the historical results of our acquisition for the periods presented.

The unaudited pro forma results do not give effect to any synergies, operating efficiencies, or other costs savings that may result from the acquisition, or other significant non-reoccurring expenses or transactions that do not have a continuing impact. Earnings per share utilizes pro forma net income available to TMHC and total weighted average shares of common stock. The pro forma amounts are based on available information and certain assumptions that we believe are reasonable.

Pro forma presentation for the WLH acquisition

	FOR THE YEAR ENDED DECEMBER 31,
(Dollars in thousands except per share data)	**2020**
Total revenue	$ 6,216,418
Net income before allocation to non-controlling interests	309,022
Net loss attributable to non-controlling interests — joint ventures	6,975
Net income available to TMHC	$ 302,047
Weighted average shares—Basic	131,011
Weighted average shares—Diluted	132,370
Earnings per share—Basic	$ 2.31
Earnings per share—Diluted	$ 2.28

For the year ended December 31, 2020, total revenue on the Consolidated Statement of Operations included $1.6 billion of revenues, and earnings before income taxes included $48.0 million of pre-tax earnings from WLH since the date of acquisition.

ITEM 9 | CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A | CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Form 10-K, we carried out an evaluation, under the supervision and with the participation of our principal executive officer, principal financial officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation as of December 31, 2022, our principal executive officer, principal financial officer and principal accounting officer concluded that our disclosure controls and procedures were effective in alerting them in a timely manner to material information required to be disclosed in our periodic reports filed with the SEC.

Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with U.S. GAAP and reflect management's judgments and estimates concerning events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management recognizes that there are inherent limitations in the effectiveness of any internal control and effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Additionally, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2022. Management's assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on its assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report, has issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Taylor Morrison Home Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Taylor Morrison Home Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 22, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
February 22, 2023

ITEM 9B | OTHER INFORMATION

None

ITEM 9C | DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III



ITEM 10 | DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be set forth in our 2023 Annual Meeting Proxy Statement, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2022 (the "Proxy Statement"). For the limited purpose of providing the information necessary to comply with this Item 10, the Proxy Statement is incorporated herein by this reference. All references to the Proxy Statement in this Part III are exclusive of the information set forth under the captions "Compensation Committee Report" and "Audit Committee Report."

ITEM 11 | EXECUTIVE COMPENSATION

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K will be set forth in the Proxy Statement. For the limited purpose of providing the information necessary to comply with this Item 11, the Proxy Statement is incorporated herein by this reference.

ITEM 12 | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides information with respect to the Taylor Morrison Home Corporation 2013 Omnibus Equity Award Plan as amended and restated as of May 26, 2022, (the "Equity Plan") under which our equity securities are authorized for issuance as of December 31, 2022.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) (C)
Equity compensation plans approved by security holders[1]	4,890,471[2]	$ 23.35[3]	5,546,661[4]
Equity compensation plans not approved by security holders	—	—	—

(1) Equity compensation plans approved by security holders covers the Equity Plan. The Equity Plan is currently our only compensation plan pursuant to which our equity is awarded.

(2) Column (a) includes 1,617,213 shares of our Common Stock underlying outstanding time-based vesting and performance-based vesting restricted stock units ("RSUs") and outstanding deferred stock units ("DSUs"). Amount assumes achievement of the maximum level of performance in respect of RSUs that are subject to performance-based vesting conditions. Because there is no exercise price associated with RSUs, such equity awards are not included in the weighted-average exercise price calculation in column (b).

(3) The weighted average exercise price in column (b) relates only to outstanding stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received for no consideration and does not include shares of Common Stock credited to the deferred compensation accounts of certain non-employee directors at fair market value in lieu compensation at the election of such directors.

(4) A total of 14,178,459 shares of our Common Stock have been authorized for issuance pursuant to the terms of the Equity Plan.

The information required by Item 403 of Regulation S-K will be set forth in the Proxy Statement. For the limited purpose of providing the information necessary to comply with this Item 12, the Proxy Statement is incorporated herein by this reference.

ITEM 13 | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K will be set forth in the Proxy Statement. For the limited purpose of providing the information necessary to comply with this Item 13, the Proxy Statement is incorporated herein by this reference.

ITEM 14 | PRINCIPAL ACCOUNTANT FEES AND SERVICES

This information required by Item 9(e) of Schedule 14A will be set forth in the Proxy Statement. For the limited purpose of providing the information necessary to comply with this Item 14, the Proxy Statement is incorporated herein by this reference.

Part IV



ITEM 15 | EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.	DESCRIPTION
2.1	Agreement and Plan of Merger, dated June 7, 2018, among Taylor Morrison Home Corporation, Taylor Morrison Communities, Inc., Thor Merger Sub, Inc. and AV Homes, Inc. (included as Exhibit 2.1 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on June 7, 2018, and incorporated herein by reference.)
2.2	Agreement and Plan of Merger, dated as of October 26, 2018, by and among Taylor Morrison Home Corporation, Taylor Morrison Home II Corporation and Second Half 2018 Mergerco Inc. (included as Exhibit 2.1 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on October 26, 2018, and incorporated herein by reference).
2.3	Agreement and Plan of Merger, dated November 5, 2019, by and among Taylor Morrison, Merger Sub and William Lyon Homes (included as Exhibit 2.1 to Taylor Morrison Home Corporation's Registration Statement on Form S-4 (File No. 333-235410), and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation (included as Exhibit 3.1 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on May 30, 2019, and incorporated herein by reference).
3.2	Amended and Restated By-laws (included as Exhibit 3.1 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on December 13, 2021, and incorporated herein by reference).
4.1	Indenture, dated as of March 5, 2014, relating to Taylor Morrison Communities, Inc.'s and Monarch Communities Inc.'s 5.625% Senior Notes due 2024, by and among Taylor Morrison Communities, Inc., Monarch Communities Inc., the guarantors party thereto and Wells Fargo Bank, National Association (included as Exhibit 4.1 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 7, 2014, and incorporated herein by reference).
4.3	Indenture, dated as of June 5, 2019, relating to Taylor Morrison Communities, Inc.'s 5.875% Senior Notes due 2027, by and among Taylor Morrison Communities, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (included as Exhibit 4.1 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed August 1, 2019, and incorporated herein by reference).
4.4	Indenture, dated as of August 1, 2019, relating to Taylor Morrison Communities, Inc.'s 5.75% Senior Notes due 2028, by and among Taylor Morrison Communities, Inc., the guarantors party thereto and U.S. Bank National Association (included as Exhibit 4.1 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed October 30, 2019, and incorporated herein by reference).
4.6	Eighth Supplemental Indenture, dated as of February 6, 2020, to the Indenture, dated as of March 5, 2014, among Taylor Morrison Communities, Inc., the guarantors party thereto and Wells Fargo Bank, National Association (included as Exhibit 4.4 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed February 11, 2020, and incorporated herein by reference).
4.8	First Supplemental Indenture, dated as of February 6, 2020, to the Indenture, dated as of June 5, 2019, among Taylor Morrison Communities, Inc., the guarantors party thereto and U.S. Bank National Association (included as Exhibit 4.6 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed February 11, 2020, and incorporated herein by reference).
4.9	First Supplemental Indenture, dated as of February 6, 2020, to the Indenture, dated as of August 1, 2019, among Taylor Morrison Communities, Inc., the guarantors party thereto and U.S. Bank National Association (included as Exhibit 4.7 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed February 11, 2020, and incorporated herein by reference).
4.1	Indenture, dated as of July 22, 2020, relating to Taylor Morrison Communities, Inc.'s 5.125% Senior Notes Due 2030, by and among Taylor Morrison Communities, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (included as Exhibit 4.1 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 2, 2020, and incorporated herein by reference).
4.11	Specimen Class A Common Stock Certificate of Taylor Morrison Home Corporation (included as Exhibit 4.1 to Taylor Morrison Home Corporation's Registration Statement on Form 8-A12B/A, filed on June 10, 2019, and incorporated herein by reference).
4.12	Description of Registrant's Securities (included as Exhibit 4.20 to Taylor Morrison Home Corporation's Annual Report on Form 10-K for the year ended December 31, 2019, filed February 19, 2020, and incorporated herein by reference).
10.1	Reorganization Agreement, dated as of April 9, 2013, by and among Taylor Morrison Home Corporation and the other parties named therein (included as Exhibit 10.6 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on April 15, 2013, and incorporated herein by reference).
10.2†	Form of Indemnification Agreement (included as Exhibit 10.4 to Amendment No. 5 to Taylor Morrison Home Corporation's Registration Statement on Form S-1, filed on April 4, 2013, and incorporated herein by reference).
10.3†	Taylor Morrison Home Corporation 2013 Omnibus Equity Award Plan (Amended and Restated as of May 26, 2022) (included as Exhibit 10.1 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on May 31, 2022, and incorporated herein by reference).
10.4†	Form of Employee Nonqualified Option Award Agreement for use with the Taylor Morrison Home Corporation 2013 Omnibus Equity Award Plan (Amended and Restated as of May 25, 2016) (included as Exhibit 10.15 to Amendment No. 5 to Taylor Morrison Home Corporation's Registration Statement on Form S-1, filed on April 4, 2013, and incorporated herein by reference).
10.5†	Taylor Morrison Long-Term Cash Incentive Plan (included as Exhibit 10.18 to Amendment No. 5 to Taylor Morrison Home Corporation's Registration Statement on Form S-1, filed on April 4, 2013, and incorporated herein by reference).

EXHIBIT NO.	DESCRIPTION
10.6†	Form of Restricted Stock Unit Agreement for use with the Taylor Morrison Home Corporation 2013 Omnibus Equity Award Plan (included as Exhibit 10.16 to Amendment No. 5 to Taylor Morrison Home Corporation's Registration Statement on Form S-1, filed on April 4, 2013, and incorporated herein by reference).
10.7†	Amended and Restated Employment Agreement, dated October 12, 2021, between Taylor Morrison, Inc. and Sheryl D. Palmer (included as Exhibit 10.7 to Taylor Morrison Home Corporation's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 23, 2022, and incorporated herein by reference).
10.7.1†	Amendment to Amended and Restated Employment Agreement, dated July 26, 2022, between Taylor Morrison, Inc. and Sheryl D. Palmer (included as Exhibit 10.1 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on October 26, 2022, and incorporated herein by reference).
10.9†	Amended and Restated Employment Agreement, dated October 12, 2021, between Taylor Morrison, Inc. and Darrell C. Sherman (included as Exhibit 10.9 to Taylor Morrison Home Corporation's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 23, 2022, and incorporated herein by reference).
10.9.1†	Amendment to Amended and Restated Employment Agreement, dated July 26, 2022, between Taylor Morrison, Inc. and Louis Steffens (included as Exhibit 10.2 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on October 26, 2022, and incorporated herein by reference).
10.10†	Amended and Restated Employment Agreement, dated October 26, 2021, between Taylor Morrison, Inc. and Louis Steffens (included as Exhibit 10.10 to Taylor Morrison Home Corporation's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 23, 2022, and incorporated herein by reference).
10.10.1†	Amendment to Amended and Restated Employment Agreement, dated July 26, 2022, between Taylor Morrison, Inc. and Darrell C. Sherman (included as Exhibit 10.3 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed on October 26, 2022, and incorporated herein by reference).
10.11†	Form of Restrictive Covenants Agreement with Taylor Morrison, Inc. (included as Exhibit 10.12 to Amendment No. 3 to Taylor Morrison Home Corporation's Registration Statement on Form S-1, filed on March 6, 2013, and incorporated herein by reference.
10.12†	2015 Non-Employee Director Deferred Compensation Plan (included as Exhibit 10.4 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 7, 2015, and incorporated herein by reference).
10.12(a)†	Form of Deferred Stock Unit Award Agreement (included as Exhibit 10.5 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed on May 7, 2015, and incorporated herein by reference).
10.13†	Form of Employee Nonqualified Option Award Agreement for use with the 2013 Taylor Morrison Home Corporation Omnibus Equity Award Plan (Amended and Restated as of May 25, 2016) for grants made in 2015 and thereafter (included as Exhibit 10.1 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 5, 2015, and incorporated herein by reference).
10.14†	Form of Restricted Stock Unit Agreement for use with the 2013 Taylor Morrison Home Corporation Omnibus Equity Award Plan (Amended and Restated as of May 25, 2016) for grants made in 2015 and thereafter (included as Exhibit 10.2 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 5, 2015, and incorporated herein by reference).
10.15†	Form of Performance-Based Restricted Stock Unit Agreement for use with the 2013 Taylor Morrison Home Corporation Omnibus Equity Award Plan (Amended and Restated as of May 25, 2016) for grants made in 2015 and thereafter (included as Exhibit 10.3 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 5, 2015, and incorporated herein by reference).
10.16†	Form of Omnibus Amendment to the Restricted Stock Unit Agreements and Employee Nonqualified Option Award Agreement for use with the 2013 Taylor Morrison Home Corporation Omnibus Equity Award Plan (Amended as of June 14, 2018) (included as Exhibit 10.3 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 1, 2018, and incorporated herein by reference).
10.17	Amended and Restated Credit Agreement, dated as of March 11, 2022, among the Borrower, Taylor Morrison Home III Corporation, Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., each lender from time to time party thereto and Citibank, N.A., as administrative agent (included as Exhibit 10.1 to Taylor Morrison Home Corporation's Current Report on Form 8-K filed on March 14, 2022, and incorporated herein by reference).
10.18	Warrant dated February 6, 2020 (included as Exhibit 10.2 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on February 6, 2020, and incorporated herein by reference).
10.20#	Limited Liability Company Agreement of TMVP BTR Venture, LLC (included as Exhibit 10.2 to Taylor Morrison Home Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed on July 27, 2022, and incorporated herein by reference).
10.21	Additional Facilities Assumption Agreement, dated as of September 9, 2022, by and among the Borrower, Taylor Morrison Home III Corporation, Taylor Morrison Holdings, Inc., Taylor Morrison Finance, Inc., the subsidiaries of the Borrower party thereto as guarantors, the lenders party thereto, the issuing banks party thereto and Citibank, N.A., as issuing bank and administrative agent (included as Exhibit 10.1 to Taylor Morrison Home Corporation's Current Report on Form 8-K, filed on September 13, 2022, and incorporated herein by reference).
21.1*	Subsidiaries of Taylor Morrison Home Corporation.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certification of Sheryl D. Palmer, Chief Executive Officer, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.
31.2*	Certification of Louis Steffens, Chief Financial Officer, pursuant to Section 302 of the Sarbanes–Oxley Act of 2002.
32.1**	Certification of Sheryl D. Palmer, Chief Executive Officer, pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.

EXHIBIT NO.	DESCRIPTION
32.2**	Certification of Louis Steffens, Chief Financial Officer, pursuant to Section 906 of the Sarbanes–Oxley Act of 2002.
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in inline XBRL (and contained in Exhibit 101).

* Filed herewith.
** Furnished herewith.
† Management contract or compensatory plan in which directors and/or executive officers are eligible to participate.
# Certain information contained in this agreement has been omitted because it is not material and is the type that the registrant treats as private or confidential.

The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16 | FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

TAYLOR MORRISON HOME CORPORATION
Registrant

DATE: February 22, 2023

/s/ Sheryl D. Palmer

Sheryl D. Palmer
Chairman of the Board of Directors and Chief Executive Officer
(Principal Executive Officer)

/s/ Louis Steffens

Louis Steffens
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Joseph Terracciano

Joseph Terracciano
Chief Accounting Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ William H. Lyon William H. Lyon	Director	February 22, 2023
/s/ Peter Lane Peter Lane	Director	February 22, 2023
/s/ David Merritt David Merritt	Director	February 22, 2023
/s/ Anne L. Mariucci Anne L. Mariucci	Director	February 22, 2023
/s/ Andrea Owen Andrea Owen	Director	February 22, 2023
/s/ Denise Warren Denise Warren	Director	February 22, 2023
/s/ Christopher Yip Christopher Yip	Director	February 22, 2023



Crestview | Orlando, FL

CORPORATE PROFILE

Taylor Morrison aims to create a seamless homebuying experience led by innovation and a commitment to healthy living, guided by exceptional customer service and experiences consumers can trust.

Headquartered in Scottsdale, Arizona, Taylor Morrison is one of the nation's leading homebuilders and developers. We serve a wide array of consumers from coast to coast, including first-time, move-up, luxury and resort lifestyle homebuyers and renters under our family of brands—including Taylor Morrison, Esplanade, Darling Homes Collection by Taylor Morrison and Yardly. From 2016-2023, Taylor Morrison has been recognized as America's Most Trusted® Builder by Lifestory Research. Our strong commitment to sustainability, our communities and our team is highlighted in our annual Environmental, Social and Governance (ESG) Report.

FOR MORE INFORMATION ABOUT TAYLOR MORRISON

PLEASE VISIT TAYLORMORRISON.COM

EXECUTIVE OFFICERS

Sheryl D. Palmer | Chairman and Chief Executive Officer

Lou Steffens | Executive Vice President and Chief Financial Officer

Darrell C. Sherman | Executive Vice President, Chief Legal Officer and Secretary

Investor Relations | Investor@taylormorrison.com | 480.734.2060

Auditor of Record Deloitte & Touche LLP

Rex Ranch | Denver, CO








